   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          NATIONAL ENERGY GROUP, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                     DELAWARE                                           58-1922764
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                             4925 GREENVILLE AVENUE
                                   SUITE 1400
                              DALLAS, TEXAS 75206
                                 (214) 692-9211
              (Address, including zip code, and telephone number,
        including area code of Registrant's principal executive offices)

                                MILES D. BENDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       4925 GREENVILLE AVENUE, SUITE 1400
                              DALLAS, TEXAS 75206
                                 (214) 692-9211
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                             ---------------------

                                   Copies to:

                   DIANE B. MUSE                                     WILLIAM L. BOEING
     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                     HAYNES AND BOONE, LLP
          1700 PACIFIC AVENUE, SUITE 4100                       901 MAIN STREET, SUITE 3100
             DALLAS, TEXAS 75201-4675                            DALLAS, TEXAS 75202-3789
                  (214) 969-2800                                      (214) 651-5553

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                             PROPOSED MAXIMUM
                                             AMOUNT TO        OFFERING PRICE      PROPOSED MAXIMUM       AMOUNT OF
    TITLE OF SHARES TO BE REGISTERED       BE REGISTERED       PER SHARE(1)      OFFERING PRICE(1)   REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Depositary Shares Representing      %
  Convertible Preferred Stock, Series F,
  par value $1.00 per share.............    2,300,000(2)          $50.00            $115,000,000          $34,849
------------------------------------------------------------------------------------------------------------------
  % Convertible Preferred Stock, Series
  F, par value $1.00 per share..........      230,000               --                   --                 --
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share.................................           --  (3)          --                   --                 --
==================================================================================================================

(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the amount of the registration fee.
(2) Includes 300,000 Depositary Shares which may be purchased by the Underwriters pursuant to an over-allotment option.
(3) Represents an indeterminate number of shares of Common Stock issuable upon the conversion or redemption of the Preferred Stock, Series F, in accordance with the terms thereof. No additional consideration will be received for Common Stock issuable upon the conversion or redemption of the Preferred Stock, Series F, and accordingly pursuant to Rule 457(i) no registration fee is required in connection with such stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1997
PROSPECTUS

                          2,000,000 DEPOSITARY SHARES
[LOGO]                   NATIONAL ENERGY GROUP, INC.

                DEPOSITARY SHARES EACH REPRESENTING A ONE-TENTH
     INTEREST IN ONE SHARE OF       % CONVERTIBLE PREFERRED STOCK, SERIES F
                            ------------------------
    Each of the 2,000,000 depositary shares (the "Depositary Shares") offered
hereby (the "Offering") represents a one-tenth interest in one share of     %
Convertible Preferred Stock, Series F, par value $1.00 per share (the "Series F Preferred Stock"), of National Energy Group, Inc. (the "Company"), to be
deposited with              , as Depositary, and entitles its holder to all
proportional rights and preferences of the Series F Preferred Stock (including dividend, voting, redemption and liquidation rights). The Depositary Receipts (as defined) evidence the Depositary Shares. See "Description of Depositary Shares." Each Depositary Share has a liquidation preference of $50, plus accrued and unpaid dividends. Dividends will be cumulative from the date of original issuance, and will be payable quarterly, in arrears, commencing March 31, 1998,
at an annual rate of     % in cash. The Series F Preferred Stock is (and related
Depositary Shares are) convertible, at any time prior to redemption at the option of the holder, into shares of the Company's common stock, par value $.01 per share (the "Common Stock"), at a conversion rate equal to the aggregate liquidation preference of the shares of Series F Preferred Stock surrendered for
conversion, divided by the conversion price of $         (the "Conversion
Price"), subject to adjustment under certain circumstances. On November 21, 1997, the last reported sales price of the Common Stock on The Nasdaq National Market ("Nasdaq") was $4.75 per share. The Depositary Shares and the Series F Preferred Stock will not be listed on any securities exchange or on Nasdaq and will be traded only in the over-the-counter market.

    The Series F Preferred Stock is (and related Depositary Shares are) redeemable by the Company, in whole or in part, from time to time, on or after January 2, 2001 at the prices set forth herein (the "Redemption Price"), plus cumulative unpaid dividends through the date of redemption.
                            ------------------------
          SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

========================================================================================================================
                                               PRICE TO                   DISCOUNT TO                 PROCEEDS TO
                                              PUBLIC(1)                 UNDERWRITERS(2)                COMPANY(3)
------------------------------------------------------------------------------------------------------------------------
Per Depositary Share..................            $                            $                           $
------------------------------------------------------------------------------------------------------------------------
Total(4)..............................            $                            $                           $
========================================================================================================================

(1) Plus accrued dividends, if any, from the date of original issuance.

(2) The Company has agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expenses of the Offering payable by the Company, estimated
    at $        .

(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 300,000 Depositary Shares at the Price to Public, less the Discount to Underwriters, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, the Discount to Underwriters and Proceeds to Company
    will be $        , $        and $        , respectively. See "Underwriting."
                            ------------------------
    The Depositary Shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the Underwriters' right to reject orders in whole or part. It is expected that delivery of the Depositary Shares will be made on or about
               , 1997 through the facilities of The Depositary Trust Company on such date.

RAYMOND JAMES & ASSOCIATES, INC.                      FORUM CAPITAL MARKETS L.P.

           The date of this Prospectus is                     , 1997.

                                     [MAP]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES F PREFERRED STOCK, INCLUDING OVERALLOTMENTS, ENTERING OF STABILIZING BIDS, EFFECTING SYNDICATE SHORT COVERING TRANSACTIONS OR IMPOSING OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in connection with, the more detailed information and financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, all references to "NEG" or the "Company" refer to National Energy Group, Inc. Except as otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Certain industry terms are capitalized in this Prospectus and defined in the Glossary.

                                  THE COMPANY

     NEG is an independent energy company engaged in the acquisition, exploitation, development, exploration and production of oil and natural gas properties in major producing basins in Texas, Oklahoma, Arkansas, Mississippi, Alabama and offshore in the Gulf of Mexico. By acquiring properties with significant reserve and production enhancement potential primarily in these areas and focusing its efforts on the subsequent exploitation and development of those properties, the Company has substantially increased its reserves, production and cash flow from operations. The Company generally seeks to acquire properties where it can act as operator and that have a balance between oil and natural gas with a mix of both short and long reserve lives. As a result of several acquisitions in 1996, which substantially increased its reserve and property base, the Company has implemented a comprehensive capital expenditure program to enhance existing production and convert Proved Undeveloped Reserves to Proved Developed Producing Reserves through development drilling, workovers, recompletions and other production enhancement activities. As a complement to these efforts, the Company has also developed an exploration program that, in conjunction with other industry partners, is concentrating primarily on onshore prospects in Texas, Louisiana, Mississippi and Alabama, and offshore Gulf of Mexico prospects in shallow state waters in Texas.

     At December 31, 1996, the Company had estimated Proved Reserves, as determined from reserve reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers ("Netherland & Sewell"), of 181.7 Bcfe with a PV10% at that date of approximately $292 million. The reserves were approximately 71% natural gas and approximately 57% Proved Developed Reserves. At September 30, 1997, the Company estimates that approximately 62% of its reserves were natural gas.

     As a result of its acquisition, exploitation, development and exploration activities, the Company has achieved substantial growth as evidenced by:

     - An increase in estimated net Proved Reserves from 6.8 Bcfe at December 31, 1991 to 181.7 Bcfe at December 31, 1996.

     - An increase in PV10% from approximately $6 million at December 31, 1991 to approximately $292 million at December 31, 1996.

     - An increase in average daily production from 1.2 Mmcfe for the year ended 1991 to 24.1 Mmcfe for the year ended 1996, and 58.2 Mmcfe for the quarter ended September 30, 1997.

     - An increase in EBITDA from approximately $0.3 million for 1991 to approximately $17 million for 1996, and approximately $28 million for the nine months ended September 30, 1997.

     - An increase in cash flow from operations before changes in operating assets and liabilities from $0.2 million for 1991 to approximately $14 million for 1996, and approximately $21 million for the nine months ended September 30, 1997.

                               BUSINESS STRATEGY

     The Company's strategy is to increase reserves, production, per share cash flow from operations and earnings through the Company's balanced program of acquisitions, exploitation and development drilling on its substantial property inventory, and a growing exploration program pursued in conjunction with industry partners. Management believes that the Company's recent acquisitions have provided a significant number of exploitation and development projects and will continue to provide it with additional exploration opportunities.

     The Company believes its emphasis on the factors described below enhance its ability to achieve its long-term goals and objectives.

     Selective Acquisitions. The Company's primary source of growth to date has been its ability to identify and acquire properties or entities that allow it to increase reserves, production and cash flow from operations and provide continuing exploitation opportunities. From January 1, 1991 through September 30, 1997, the Company acquired 206.3 Bcfe of net Proved Reserves (estimated at the time of their respective purchases) at an average cost per Mcfe of approximately $0.84. The Company's merger (the "Merger") with Alexander Energy Corporation ("Alexander") in 1996 added a significant amount of reserves and allowed the Company to expand its Mid-Continent and East Texas presence. The Company's acquisitions, including its purchase of the Bayou Sorrel properties where the Company has experienced recent exploration success, have provided the Company with a substantial inventory of exploitation, development and exploration opportunities. Consistent with its historical acquisition strategy, the Company expects to continue to focus on purchases of underdeveloped properties in its core areas of interest either through negotiated property acquisitions or acquisitions of other energy companies. As a result of its increased reserves, cash flow and operating base, the Company may seek to make larger acquisitions which meet its criteria.

     Exploitation and Development. During 1994, 1995 and 1996, the Company participated in the drilling of 63 Gross (54 Net) Development Wells. The Company has drilled 53 Gross (45 Net) Development Wells in the first nine months of 1997. All but five of the Development Wells drilled since 1993 were completed as commercially productive which represents a 96% success rate. The Company has increased its focus on the exploitation and development of its properties through development drilling, workovers, redrills, recompletions, potential waterfloods and other production enhancement techniques to maximize its reserves and production. As a result, the Company recently increased its 1997 budget to spend approximately $9 million in the last quarter and an estimated $50 million for 1998 for development and exploitation activities, a major portion of which is targeted to develop Proved Undeveloped Reserves.

     Significant Operating Control. The Company generally prefers to operate and, except for its exploratory prospects, own a majority Working Interest in its oil and natural gas properties. This operating philosophy enables the Company to control the nature, timing and costs of exploration and development of its properties, as well as the marketing of the resulting production. At September 30, 1997, the Company operated approximately 568 of the 895 producing wells in which it owns an interest. In November 1997, the Company agreed to sell for approximately $6 million, Working Interests in 274 nonstrategic producing wells, 103 of which were operated by the Company, bringing its total percentage of operated wells to approximately 75%.

     Low Operating Cost Structure. The Company seeks to increase its cash flow from operations by maintaining a low unit operating cost structure through its focus on increasing production while reducing nonstrategic interests and limiting its field operating and corporate overhead expenses. Through these efforts, the Company has reduced historical lease operating expenses per unit of production by approximately 46% from $0.70 per Mcfe produced for the year ended December 31, 1991 to $0.38 per Mcfe for the nine months ended September 30, 1997. During this same period, the Company decreased general and administrative expenses per unit of production by approximately 68% from $0.80 per Mcfe produced to $0.26 per Mcfe.

     Exploration Projects. To balance its relatively lower risk development and exploitation activities and to enhance its opportunities for growth, the Company will continue to emphasize exploratory drilling as an important aspect of its business. The Company seeks to reduce the greater risks normally associated with exploratory drilling by (i) allocating only a limited portion of its capital expenditure budget to exploration activities, (ii) limiting its Working Interests in exploratory prospects through participation by industry partners,
(iii) obtaining operational control of its exploratory prospects and (iv) utilizing advanced seismic and drilling technologies, including 3-D seismic surveys, where cost-effective. The Company's exploration program targets prospects with significant reserve potential, focusing primarily on its inventory of exploratory prospects in onshore Texas, Louisiana, Mississippi and Alabama and offshore Gulf of Mexico. During the years ended December 31, 1994, 1995 and 1996, the Company participated in drilling 12 Gross (4.3 Net) Exploratory Wells. During the nine months ended September 30, 1997, the Company participated in drilling 7 Gross (2.6 Net) Exploratory Wells. From 1994 through September 30, 1997, 5 gross (2.2 net) exploratory wells have been completed as commercially productive. This represents a 26% success rate for the Company's exploratory drilling. To supplement its internal prospect generation activities and to provide additional expertise in prospect generation and analysis for its exploration program, as well as to control prospect generation costs, the Company has entered into an agreement with Sandefer Oil and Gas, Inc. ("Sandefer") under which prospects in Louisiana, Texas and Mississippi are generated for NEG's consideration and Sandefer participates with the Company in the evaluation, marketing and sale of such prospects ("Sandefer Exploration Venture"). The Company has budgeted approximately $5.5 million for the fourth quarter of 1997 and approximately $20 million in 1998 for exploration projects.

     Experienced Incentivized Management Team. The Company's board of directors (the "Board of Directors"), executive officers and technical staff have considerable industry expertise. As of November 19, 1997 the Board of Directors and executive officers collectively owned approximately 8% of the outstanding shares of Common Stock. All of the Company's directors, executive officers and key employees either own, or hold options to acquire, shares of Common Stock.

                    DEVELOPMENT AND EXPLORATION EXPENDITURES

     In recent years, the Company has significantly increased its drilling capital expenditures to implement its strategy of actively developing and exploiting its properties. Currently, the Company estimates it has a backlog of approximately 200 development projects (including recompletions, drilling locations and proposed secondary recovery projects), primarily on its onshore Texas, Louisiana, Mississippi, Alabama and offshore Gulf of Mexico properties, which the Company believes will provide at least a three-year inventory of development projects. To balance its relatively lower risk development and exploitation activities and to enhance its growth potential, the Company has also initiated an exploratory drilling program in which it seeks to include other industry partners. Actual amounts to be expended by the Company for its drilling activities and the number of wells to be drilled will be dependent upon a number of factors, including oil and natural gas prices, seismic and contract service costs, future drilling results and the availability of capital. The following table summarizes the Company's historical and estimated exploration and development activities and expenditures, including redrills, reworks, recompletions and other production enhancement activities:

                                                                  NET CAPITAL
                                                                EXPENDITURES(1)    GROSS     NET
                                                                 (IN MILLIONS)     WELLS    WELLS
                                                                ---------------    -----    -----
1994
  Development...............................................         $ 2.0           9       6.4
  Exploratory...............................................           0.1           2       1.0
                                                                     -----          --      ----
        Total...............................................         $ 2.1          11       7.4
                                                                     =====          ==      ====
1995
  Development...............................................         $ 8.6          25      21.3
  Exploratory...............................................           0.1           2       0.8
                                                                     -----          --      ----
        Total...............................................         $ 8.7          27      22.1
                                                                     =====          ==      ====
1996
  Development...............................................         $19.3          29      25.8
  Exploratory...............................................           4.4           8       2.5
                                                                     -----          --      ----
        Total...............................................         $23.7          37      28.3
                                                                     =====          ==      ====
1997 (estimated)(2)
  Development...............................................         $45.0          61      51.3
  Exploratory...............................................          12.0          11       3.5
                                                                     -----          --      ----
        Total...............................................         $57.0          72      54.8
                                                                     =====          ==      ====
1998 (estimated)
  Development...............................................         $50.0          86      58.7
  Exploratory...............................................          20.0           7       4.0
                                                                     -----          --      ----
        Total...............................................         $70.0          93      62.7
                                                                     =====          ==      ====

---------------

    (1) Capital expenditures may include drilling costs, production enhancement expenditures, leasehold acquisition costs, and seismic data acquisition and other geological and geophysical costs.

    (2) Includes development expenditures of approximately $42 million and exploration expenditures of approximately $9 million incurred through September 30, 1997, but does not include the fourth quarter increases for development and exploratory spending of approximately $6 million and $2.5 million, respectively.

                                  THE OFFERING

Issuer.....................  National Energy Group, Inc.

Securities Offered.........  2,000,000 Depositary Shares, each representing a
                             one-tenth interest in one share of     %
                             Convertible Preferred Stock, Series F, par value $1.00 per share, at an offering price of $50.00 per Depositary Share.

Ranking....................  The Series F Preferred Stock (and related
                             Depositary Shares) will rank senior in right of payment of dividends and upon liquidation to the Common Stock. The Series F Preferred Stock will rank junior in right of payment of dividends and upon liquidation to the Series B Preferred Stock (as defined) and Series C Preferred Stock (as defined) and pari passu in right of payment of dividends and upon liquidation to the Series D Preferred Stock (as defined) and Series E Preferred Stock (as defined). Subject to certain limitations, the Series F Preferred Stock will rank pari passu in right of payment of dividends and upon liquidation to any convertible preferred stock hereafter issued by the Company and subordinate to any non-convertible preferred stock hereafter issued by the Company. At November 19, 1997 there were approximately $3.9 million and $2.3 million liquidation amounts of Series B Preferred Stock and Series C Preferred Stock, respectively. See "Description of the Series F Preferred
                             Stock -- Ranking."

Dividends..................  Cumulative from the date of issuance and payable
                             quarterly in arrears at an annual rate of     % in
                             cash. See "Description of the Series F Preferred Stock -- Dividends."

Aggregate Liquidation
  Preference...............  Upon liquidation, dissolution or winding up of the
                             Company, holders of the Depositary Shares are entitled to receive liquidation distributions equal to $50.00 per Depositary Share, plus cumulative unpaid dividends on the underlying Series F Preferred Stock. See "Description of the Series F Preferred Stock -- Liquidation Rights."

Conversion.................  The Series F Preferred Stock is (and related
                             Depositary Shares are) convertible into Common Stock, at the holder's option, at any time, unless previously redeemed, at a conversion rate equal to the aggregate liquidation preference of the shares of Series F Preferred Stock surrendered for conversion, divided by the Conversion Price (as defined), subject to adjustment under certain circumstances. See "Description of the Series F Preferred Stock -- Conversion Rights."

Special Conversion
Rights.....................  The Conversion Price will be reduced for a limited period in the event a Change of Control (as
                             defined) occurs at a time that the market price of the Common Stock is less than the Conversion Price. Upon such occurrence, the Conversion Price then in effect will be reduced for a period of 45 days to the market price of the Common Stock immediately prior to such occurrence, but not to less than
                             $     (66 2/3% of the Conversion Price). The
                             special conversion right is subject to important limitations and qualifications as described under "Description of the Series F Preferred
                             Stock -- Special Conversion Rights."

Optional Redemption........  The Series F Preferred Stock is (and related
                             Depositary Shares are) redeemable by the Company, in whole or in part, from time to time, on or after January 2, 2001 at the Redemption Price, plus cumulative unpaid dividends through the date of redemption. See "Description of the Series F Preferred
                             Stock -- Company's Right of Redemption."

Use of Proceeds............  The net proceeds from the sale of the Series F
                             Preferred Stock will be added to the Company's working capital and will be available for general corporate purposes, including the Company's development and exploration program and acquisitions. Pending such use, the proceeds will be invested in short-term interest-bearing instruments and/or marketable securities, including treasury securities. See "Use of Proceeds."

Voting Rights..............  The holders of the Series F Preferred Stock (and thereby the Depositary Shares), as a class, may vote on matters adversely affecting the Series F Preferred Stock, including the creation and/or issuance of any preferred stock senior to the Series F Preferred Stock other than non-convertible preferred stock or the refinancing of certain senior preferred stock. In all other matters, except as otherwise required by law, the holders of the Series F Preferred Stock will vote with the holders of Common Stock (one vote per Depositary Share).

Non-payment of Dividends...  In the event that the Company misses payments on six quarterly dividends payable on the Series F Preferred Stock, which dividend payments remain unpaid, or if holders of any class of preferred stock are entitled to elect at least 50% of the Board of Directors, the number of directors of the Company shall be increased to such number necessary to enable the holders of Series F Preferred Stock, voting as a single class, to elect two directors of the Company. Such rights will be subject to certain limitations. See "Description of the Series F Preferred Stock -- Voting Rights."

Nasdaq National Market
  Common Stock Symbol......  NEGX

                                  RISK FACTORS

     Prospective purchasers should carefully consider all of the information contained in this Prospectus before making an investment in the Depositary Shares. In particular, prospective purchasers should consider the factors set forth under "Risk Factors," including (i) the Company's substantial indebtedness and the restrictions imposed by the instruments governing such indebtedness,
(ii) the Company's future capital requirements, (iii) the increase in the scope of the Company's operations, (iv) the financial reporting impact of the full cost method of accounting, (v) the volatility of oil and natural gas prices and markets, (vi) the uncertainty of estimates of reserves and future net revenues and the Company's significant undeveloped reserves, (vii) exploration and development risks, (viii) operational hazards and uninsured risks, (ix) reserve replacement risks, (x) acquisition risks, (xi) hedging risks, (xii) government regulation, (xiii) competition, (xiv) the Company's dependence on key personnel,
(xv) the number of shares of Common Stock eligible for future sale, (xvi) certain anti-takeover provisions affecting the Company, (xvii) control by certain equity stockholders in the case of certain insolvency and other events and the Nasdaq Voting Rights Policy and (xviii) the lack of a public market for the Depositary Shares and the Series F Preferred Stock.

              SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL
                           OPERATING AND RESERVE DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND PER UNIT DATA)

     The summary historical financial information presented below has been derived from the Financial Statements of the Company for each of the three years in the period ended December 31, 1996 and from the unaudited Financial Statements of the Company for the nine months ended September 30, 1996 and 1997. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results for the entire year ended December 31, 1997, and the pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the transactions to which they give pro forma effect been effective at the date or during the periods presented or of the results that may be obtained in the future. The summary historical and pro forma data set forth below should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and the notes thereto included elsewhere herein and the separate historical financial statements of Alexander, the pro forma combined condensed statements of operations and the notes thereto, incorporated herein by reference.

                                                     YEAR ENDED DECEMBER 31,               NINE MONTHS ENDED SEPTEMBER 30,
                                           --------------------------------------------   ----------------------------------
                                                    HISTORICAL                                HISTORICAL
                                           -----------------------------   PRO FORMA(1)   -------------------   PRO FORMA(1)
                                            1994       1995       1996         1996         1996       1997         1996
                                           -------   --------   --------   ------------   --------   --------   ------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and natural gas sales..............  $ 3,159   $  7,858   $ 24,319     $36,618      $ 13,181   $ 38,151     $25,480
  Well operator and management fees......      158        137        876       2,189           314        994       1,627
                                           -------   --------   --------     -------      --------   --------     -------
        Total revenues...................    3,317      7,995     25,195      38,807        13,495     39,145      27,107
Costs and expenses:
  Lease operating expenses...............    1,207      1,732      3,741       6,201         2,096      5,551       4,556
  Oil and natural gas production taxes...      176        416      1,285       2,039           663      2,087       1,417
  General and administrative expenses....      985      1,772      3,034       4,706         1,957      3,807       3,629
  Depreciation, depletion and
    amortization.........................    1,030      3,149      9,795      15,345         5,444     16,741      10,994
  Writedown of oil and natural gas
    properties(2)........................       --         --     43,497          --        43,497         --          --
                                           -------   --------   --------     -------      --------   --------     -------
        Total costs and expenses.........    3,398      7,069     61,352      28,291        53,657     28,186      20,596
                                           -------   --------   --------     -------      --------   --------     -------
Operating income (loss)..................      (81)       926    (36,157)     10,516       (40,162)    10,959       6,511
Interest expense.........................     (517)    (1,032)    (4,212)     (5,899)       (1,826)    (8,259)     (3,513)
Other income.............................      109        312        308         685            36        507         413
                                           -------   --------   --------     -------      --------   --------     -------
Income (loss) before income taxes and
  extraordinary item.....................     (489)       206    (40,061)      5,302       (41,952)     3,207       3,411
Income tax benefit (provision) ..........       --         --     14,503      (1,837)       15,146     (1,079)     (1,194)
                                           -------   --------   --------     -------      --------   --------     -------
Income (loss) before extraordinary
  item...................................     (489)       206    (25,558)      3,465       (26,806)     2,128       2,217
Extraordinary loss.......................     (122)      (432)      (292)         --          (292)        --          --
                                           -------   --------   --------     -------      --------   --------     -------
Net income (loss)........................     (611)      (226)   (25,850)      3,465       (27,098)     2,128       2,217
Preferred stock dividends................     (265)      (735)      (945)       (945)         (709)      (709)       (709)
                                           -------   --------   --------     -------      --------   --------     -------
Net income (loss) applicable to common
  stockholders...........................  $  (876)  $   (961)  $(26,795)    $ 2,520      $(27,807)  $  1,419     $ 1,508
                                           =======   ========   ========     =======      ========   ========     =======
Net income (loss) per common share.......  $  (.10)  $   (.09)  $  (1.34)    $   .06      $  (1.89)  $    .03     $   .03
                                           =======   ========   ========     =======      ========   ========     =======
Weighted average common shares
  outstanding............................    8,477     10,702     19,940      44,181        14,693     43,886      44,586
CASH FLOW DATA:
Net cash provided by operating
  activities.............................      373      2,857     11,788                     4,780     15,026
Net cash used in investing activities....   (3,812)   (16,726)   (49,277)                  (16,850)   (59,275)
Net cash provided by financing
  activities.............................    5,871     17,352     45,595                    14,644     65,682
OTHER FINANCIAL DATA:
EBITDA(3)................................  $ 1,058   $  4,387   $ 17,443     $26,546      $  8,815   $ 28,207     $17,918
Ratio of EBITDA to interest expense......      2.0x       4.3x       4.1x        4.5x          4.8x       3.4x        5.1x
Ratio of EBITDA to combined fixed charges
  and preferred stock dividends..........      1.3x       2.5x       3.3x        1.6x          3.0x       2.6x        1.5x
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(4)...........................       --         --         --         1.5x           --        1.1x        1.5x
Acquisitions of oil and natural gas
  properties(5)..........................  $   584   $ 13,219   $150,696                  $129,191   $  4,000

                                                               AS OF SEPTEMBER 30, 1997
                                                              ---------------------------
                                                              HISTORICAL   AS ADJUSTED(6)
                                                              ----------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............   $ 36,157       $132,157
Working capital.............................................     30,219        126,219
Oil and natural gas properties, net.........................    217,055        217,055
Total assets................................................    285,125        381,125
Long-term debt..............................................    166,436        166,436
Stockholders' equity........................................     82,990        178,990

                                                           YEAR ENDED DECEMBER 31,           NINE MONTHS ENDED SEPTEMBER 30,
                                                   ---------------------------------------   -------------------------------
                                                          HISTORICAL                            HISTORICAL
                                                   ------------------------   PRO FORMA(1)   ----------------   PRO FORMA(1)
                                                    1994     1995     1996        1996        1996     1997         1996
                                                   ------   ------   ------   ------------   ------   -------   ------------
OPERATING DATA:
Production:
  Oil (Mbbls)....................................     116      283      522         606         344       790         429
  Natural gas (Mmcf).............................     621    1,753    5,681      10,805       2,997     9,853       8,121
  Natural gas equivalent (Mmcfe).................   1,315    3,454    8,811      14,441       5,060    14,594      10,696
Average sales prices:
  Oil (per Bbl)..................................  $16.01   $17.22   $21.70     $ 21.70      $20.62   $ 19.70     $ 20.31
  Natural Gas (per Mcf)..........................    2.11     1.70     2.29        2.29        2.04      2.29        2.06
Unit economics (per Mcfe):
  Average sales price............................  $ 2.40   $ 2.28   $ 2.75     $  2.75      $ 2.60   $  2.61     $  2.38
  Lease operating expenses.......................     .92      .50      .42         .43         .41       .38         .42
  Oil and natural gas production taxes...........     .13      .12      .15         .14         .13       .14         .13
  Depreciation, depletion and amortization.......     .70      .91     1.11        1.06        1.02      1.13        1.03
  General and administrative expenses............     .75      .51      .34         .33         .38       .26         .34
                                                   ------   ------   ------     -------      ------   -------     -------
    Operating income (loss)......................  $ (.10)  $  .24   $  .73     $   .79      $  .66   $   .70     $   .46
                                                   ======   ======   ======     =======      ======   =======     =======

                                                                    AS OF DECEMBER 31,
                                                              -------------------------------
                                                                 1994       1995       1996
                                                              ----------   -------   --------
RESERVE DATA:(7)
Proved Reserves:
  Oil (Mbbls)...............................................      5,156      3,921      8,803
  Natural gas (Mmcf)........................................     13,380     30,869    128,870
  Total Proved Reserves (Mmcfe).............................     44,316     54,395    181,688
  % Natural gas.............................................       30.2%      56.7%      70.9%
  Proved Developed Reserves (Mmcfe).........................     18,401     23,098    103,800
  % Proved Developed Reserves...............................       41.5%      42.5%      57.1%
Estimated undiscounted future net cash flows before income
  taxes.....................................................   $ 52,159    $61,109   $481,935
PV10%(8)....................................................   $ 27,445    $36,279   $291,673
Standardized Measure........................................   $ 20,840    $32,127   $229,780

---------------

(1) The pro forma statement of operations data, other financial data and operating data have been prepared as if the Merger and related transactions and the Lake Boeuf Acquisition (as defined herein) had been consummated on January 1, 1996. The pro forma results of operations exclude a non-cash write down of oil and natural gas properties of approximately $28.3 million (net of deferred income taxes), in accordance with the full cost method of accounting, which was charged to expense in the third quarter of 1996, when the Merger was consummated.

(2) The historical results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1996 include a non-cash write down of oil and natural gas properties of approximately $28.3 million (net of deferred taxes), in accordance with the full cost method of accounting, which was charged to expense in the third quarter of 1996, the period in which the Merger was consummated.

(3) See the Glossary included elsewhere in this Prospectus for the definition of EBITDA. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. The Company has included information concerning EBITDA because EBITDA is a measure used by certain investors in determining the Company's historical ability to service its indebtedness; however, this measure may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(4) For the purposes of calculating the ratio of earnings to, or deficiency of earnings over, combined fixed charges and preferred stock dividends, earnings consist of income before extraordinary items and income taxes plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, the interest component of rent expense, amortization of debt premium, discount and financing costs, and preferred stock dividend requirements. Preferred stock dividend requirements consist of an amount equal to income, before income tax, which would be required to meet the dividend requirements of outstanding preferred stock. The deficiency of earnings over combined fixed charges and preferred stock dividends for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 were approximately $0.8 million, $0.5 million, $41.2 million and $43.0 million, respectively.

(5) Includes the costs of acquiring Alexander in August 1996 for approximately $118.5 million, including the assumption of debt and liabilities of approximately $49.0 million and excluding deferred income taxes of approximately $21.8 million.

(6) Reflects the issuance of $100.0 million of Series F Preferred Stock pursuant to the Offering, resulting in net proceeds to the Company of approximately $96.0 million. See "Use of Proceeds" and "Capitalization."

(7) Represents Proved Reserves based on estimates prepared by Netherland & Sewell as of December 31, 1995 and December 31, 1996 and estimates prepared by other independent engineers as of December 31, 1994. See "Business and Properties -- Oil and Natural Gas Properties."

(8) The Company believes that PV10%, while not determined in accordance with generally accepted accounting principles, is an important financial measure used by investors in independent oil and natural gas producing companies for evaluating the relative significance of oil and natural gas properties and acquisitions. PV10% should not be construed as an alternative to the Standardized Measure, as determined in accordance with generally accepted accounting principles.

                                  RISK FACTORS

     In addition to the other information set forth elsewhere in this Prospectus and incorporated by reference herein, the following factors relating to the Company and the Offering should be considered by prospective investors when evaluating an investment in the Depositary Shares offered hereby.

SUBSTANTIAL INDEBTEDNESS; RESTRICTIONS IMPOSED BY INSTRUMENTS GOVERNING INDEBTEDNESS

     At September 30, 1997, the Company had approximately $166 million of indebtedness as compared to the Company's stockholders' equity, on a pro forma basis, after giving effect to the Offering, of approximately $179 million. See "Use of Proceeds" and "Capitalization." The Company may incur additional indebtedness under the Company's Revised Credit Facility (as defined). See "Description of Certain Indebtedness -- Revised Credit Facility."

     The instruments governing the indebtedness of the Company impose significant operating and financial restrictions on the Company. Such restrictions, and the fact that a substantial portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness and is not available for other purposes, will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to pay dividends, incur additional indebtedness, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. Under the terms of the Notes (as defined), on a pro forma basis, after giving effect to the Offering, the Company anticipates that it will be permitted to pay cash dividends on the Outstanding Preferred Stock (as defined) and the Series F Preferred Stock for the immediate future. However, the Revised Credit Facility specifically prohibits the payment of cash dividends, except that cash dividends on Preferred Stock (as defined) are allowed so long as no event of default exists or would exist as a result of such payment.

     These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by the Company to comply with these restrictions could lead to a default under the terms of such indebtedness, including the Revised Credit Facility and the Notes. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that the Company would be able to make such payments, as the Company's ability to meet its financial covenants and to make scheduled payments of principal and interest to repay its indebtedness is dependent upon its operating results and its ability to obtain financing. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future bank credit will be available in an amount sufficient to enable the Company to service its indebtedness or make necessary capital expenditures. In such event, the Company would be required to obtain such financing from the sale of equity securities or debt financing. There can be no assurance that any such financing will be available on terms acceptable to the Company. In addition, the Company's indebtedness under the Revised Credit Facility is secured by substantially all of the Company's oil and natural gas properties. The pledge of such collateral to existing lenders could also impair the Company's ability to obtain favorable financing. See "Description of Certain Indebtedness."

     The Revised Credit Facility also requires maintenance of a Minimum Current Ratio, Minimum Tangible Net Worth and Minimum Interest Coverage Ratio, all as defined therein. The failure to satisfy these covenants or any of the other covenants in the Revised Credit Facility would constitute an event of default thereunder and, subject to certain grace periods, may permit the lenders to accelerate the indebtedness then outstanding under the Revised Credit Facility and demand immediate repayment thereof. See "Description of Certain Indebtedness -- Revised Credit Facility."

FUTURE CAPITAL REQUIREMENTS

     The Company has made, and will continue to make, substantial capital expenditures for acquisition, development and production of oil and natural gas reserves, particularly since 43% of the Proved Reserves of the Company at December 31, 1996 consisted of Proved Undeveloped Reserves, which require substantial capital expenditures to develop. The Company had budgeted approximately $57 million for exploration, development and exploitation activities for the year ended December 31, 1997, of which approximately $51 million was spent during the first nine months of 1997. The Company's aggregate development and exploration capital expenditure budget for its existing properties for 1998 is approximately $70 million, consisting of approximately $50 million for development and exploitation projects and approximately $20 million for selective exploratory activities primarily on its onshore Texas, Louisiana, Mississippi, Alabama and offshore Gulf of Mexico properties. The Company is not contractually committed to expend the budgeted funds. The Company currently expects that available cash, cash flows from operations, available borrowings under the Revised Credit Facility and a portion of the proceeds from the Offering will be sufficient to fund planned capital expenditures for its existing properties through December 31, 1998. However, the Company may need to raise additional capital to fund acquisitions and the development of such acquisitions.

     For periods following 1998, the Company may seek additional capital, if required, through traditional reserve-base borrowings, equity and debt offerings or joint ventures to further develop and explore its properties and to acquire additional properties. The Company's ability to access additional capital will depend on its continued success in exploring for and developing its oil and natural gas reserves and the status of the capital markets at the time such capital is sought. Accordingly, there can be no assurance that capital will be available to the Company from any source or that, if available, it will be at prices or on terms acceptable to the Company. Should the Company be unable to access the capital markets or should sufficient capital not be available, the development and exploration of the Company's properties could be delayed or reduced and, accordingly, oil and natural gas revenues and operating results may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Capital Requirements."

INCREASE IN SCOPE OF OPERATIONS

     The Company believes that the completion of several acquisitions during 1996, including the Merger, offer opportunities for long-term efficiencies in operations that should positively affect future operating results of the Company. However, the increased scope of operations will continue to present challenges to the Company due to the increased time and resources required in the management effort. Management and the Board of Directors believe that the combinations will continue to be effected in a manner that will achieve the maximum value to the Company's stockholders. However, although a majority of the members of management and the Board of Directors individually have had experience in combinations of this size, the Company has not. Accordingly, there can be no assurance that the operations of the merged companies can be effectively managed to realize the operational efficiencies anticipated to result from the Merger. In addition, the continued growth and expansion of the Company will depend, among other factors, on the Company's ability to recruit and retain skilled and experienced management and technical personnel. There can be no assurance that the Company will be successful in such efforts. See "Business and Properties -- Acquisitions" and "Business and
Properties -- Competition."

FINANCIAL REPORTING IMPACT OF FULL COST METHOD OF ACCOUNTING

     The Company follows the full cost method of accounting for oil and natural gas properties. Under such method, the net book value of such properties, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling on a quarterly and yearly basis. The excess, if any, of the net book value above the ceiling is required to be written off as a non-cash expense. As a result of allocating additional cost, under the purchase method of accounting, to the oil and natural gas properties in connection with the Merger, the Company recognized a non-cash writedown of its oil and natural gas properties of approximately $28 million, net of deferred taxes, which was charged to expense in the third quarter of 1996 when the Merger was consummated. At September 30, 1997, the carrying value of the Company's oil and natural gas properties did not exceed the ceiling. However, there can be no assurance that there will not be any writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Reporting Impact of Full Cost Method of Accounting" and
Note 2 of Notes to the Financial Statements.

VOLATILITY OF OIL AND NATURAL GAS PRICES AND MARKETS

     The Company's profitability will be substantially dependent on prevailing prices for oil and natural gas. Although demand for oil is steady, there are seasonal variations in the demand for natural gas. The amounts of and prices obtainable for the Company's oil and natural gas production will be affected by market factors beyond the Company's control, the exact effects of which cannot be accurately predicted. Such factors may include war in countries other than the United States, the extent of domestic and international production, production by and agreements among OPEC members, the availability of adequate pipeline and other transportation facilities, government regulation of prices, production, transportation and marketing, the level of imports of foreign oil and natural gas, the general level of market demand on a regional, national and worldwide basis, weather, the price and availability of alternative fuels, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing regions, and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the oil and gas industry. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. The occurrence of any factor which affects a ready market for the Company's oil and natural gas or reduces the price obtained for such oil and natural gas may adversely affect the Company. The Company's production is predominantly weighted toward natural gas, making earnings and cash flow more sensitive to natural gas price fluctuations. A substantial and prolonged decline in oil and natural gas prices could have a material adverse effect upon the Company, including the inability of the Company to fund planned operations and capital expenditures, writedowns of the carrying value of its oil and natural gas properties, and the inability of the Company to meet debt service requirements resulting in defaults under the Revised Credit Facilities and the indentures governing the Notes, as well as defaults in the payment of dividends on the Outstanding Preferred Stock and the Series F Preferred Stock (collectively, the "Preferred Stock"). In addition, the marketability of the Company's production will depend in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. See "Business and Properties -- Factors Beyond the Company's Control" and "Business and Properties -- Markets and Customers."

     A large percentage of the Company's oil and natural gas sales are made to a small number of purchasers. During 1996, Plains Marketing and Transportation, Inc. ("Plains") accounted for 83% of the Company's oil sales, while Crosstex Energy, Inc. ("Crosstex") and GPM Natural Gas Corporation ("GPM") accounted for 23% and 22%, respectively, of the Company's natural gas sales. For the nine months ending September 30, 1997, Plains accounted for 89% of the Company's oil sales while Crosstex, GPM and Fina Natural Gas Company accounted for 23%, 16% and 11%, respectively of the Company's natural gas sales. The agreement with Plains, entered into in 1993, provides for Plains to purchase the Company's oil pursuant to West Texas Intermediate posted prices plus a small premium. The Company does not believe that the loss of any customer would have a material and adverse effect on its business because, under prevailing market conditions, such customer could be replaced. See "Business and Properties -- Markets and Customers."

     A portion of the Company's natural gas production is sold pursuant to long term net-back contracts. Under net-back contracts, gas purchasers buy gas from a number of producers, process the gas for natural gas liquids and sell the liquids and residue gas. Each producer receives a fixed portion of the proceeds from the sale of the liquids and residue gas. The gas purchasers pay for transportation, processing and marketing of the gas and liquids and assume the risk of contracting pipelines and processing plants in return for a portion of the proceeds of the sale of the gas and liquids. Many times, because the purchasers are marketing large volumes of hydrocarbons gathered from multiple producers, higher prices may be obtained for the gas and liquids. Further, a portion is sold on the spot market under short term (30 day or less) contracts. The remainder is sold under forward sales contracts (see "-- Hedging Risks"). The Company normally sells its oil under six month contracts. Accordingly, the Company's oil and natural gas sales expose it to the commodities risks associated with changes in market prices. See "-- Hedging Risks" and "Business and Properties -- Markets and Customers."

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES; SIGNIFICANT UNDEVELOPED RESERVES

     There are numerous uncertainties inherent in estimating quantities of Proved Reserves, including many factors beyond the control of the Company. The reserve information set forth or incorporated by reference in this Prospectus represents estimates based on reports prepared by the Company's independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to the Company's Proved Reserves of oil and natural gas is based upon engineering estimates. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures, the availability of funds and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances could materially affect the estimated quantity and value of reserves set forth in this Prospectus. Additionally, the Company's reserves may be subject to downward or upward revision based upon actual production performance, results of future development and exploration, prevailing oil and natural gas prices and other factors, many of which are beyond the Company's control. Approximately 43% of the Company's estimated Proved Reserves are classified as Proved Undeveloped Reserves. Either inaccuracies in estimates of Proved Undeveloped Reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from Proved Undeveloped Reserves will be dependent upon the timing and implementation of drilling and development activities estimated by the Company for purposes of the reserve report. See "Business and Properties -- Oil and Natural Gas Properties."

     The present value of Proved Reserves referred to in this Prospectus should not be construed as the current market value of the estimated Proved Reserves of oil and natural gas attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the estimated discounted future net cash flows from Proved Reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The calculation of the present value of the Company's oil and natural gas reserves contained in the Summary Reserve and Appraisal Report of Netherland & Sewell is based on average prices received by the Company at December 31, 1996, which were $25.36 per Bbl and $3.72 per Mcf. These prices were higher than historical prices used in recent years to estimate the present value of the Company's reserves. Actual average prices received by the Company in September 1997 were $18.66 per Bbl and $2.39 per Mcf. Actual future net reserves also will be affected by the factors listed in the preceding paragraph. In addition, the calculation of the present value of the future net reserves using a 10% discount factor as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general.

EXPLORATION AND DEVELOPMENT RISKS

     Exploration and development of oil and natural gas properties involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. The Company intends to engage consultants with experience in the particular areas targeted for exploration by the Company. The Company has entered into the Sandefer Exploration Venture for such purpose in the Louisiana, Mississippi and Texas Gulf Coast region. See "Business and Properties -- Drilling Activity" and "Business and Properties -- Principal Areas of Operations -- Exploration."

     The Company may from time to time engage in Secondary Recovery operations, and there are certain risks associated with such activities. The degree of success, if any, of any Secondary Recovery operations depends on a large number of factors, including but not limited to the porosity and permeability of the producing reservoir, the techniques used and the locations of injector wells.

OPERATIONAL HAZARDS AND UNINSURED RISKS

     In addition to the substantial risk that wells drilled will not be productive, the Company's operations are subject to all of the risks inherent in oil and natural gas exploration, drilling and production including unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, pollution and other physical and environmental risks. These hazards can result in substantial losses to the Company due to personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage or suspension of operations. The Company maintains insurance of various types customary in the industry to cover its operations. The Company believes it is insured prudently against certain of these risks. In addition, the Company maintains operator's extra expense coverage that provides coverage for the care, custody and control of wells drilled by the Company. The Company's insurance does not cover every potential risk associated with the drilling and production of oil and natural gas. The Company does, however, maintain levels of insurance customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges; however, 100% coverage is not maintained, either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. The Company believes that it operates in compliance with government regulations and in accordance with safety standards which meet or exceed industry standards. See "Business and Properties -- Operational Hazards and Insurance."

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments varies from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is not currently experiencing any material curtailment on its production. See "Business and Properties -- Operational Hazards and Insurance."

REPLACEMENT OF RESERVES

     The Company's success will be largely dependent on its ability to replace and expand its oil and natural gas reserves through the acquisition of producing properties and the exploration for and development of oil and natural gas reserves, both of which involve substantial risks. Without successful acquisitions or drilling ventures, the Company will be unable to replace the reserves being depleted by production, and its assets and revenues, including the reserves, will decline. There can be no assurance that the Company's acquisition and exploration and development activities will result in the replacement of, or additions to, the Company's reserves. Similarly, there can be no assurance that the Company will have sufficient capital to engage in its acquisition, exploration or development activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, the Company's oil and natural gas reserves would decline. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and, as estimates, their accuracy is inherently uncertain.

ACQUISITION RISKS

     Acquisitions of producing oil and natural gas properties have contributed significantly to the Company's historical growth in reserves. During the period from January 1, 1991 through September 30, 1997, the Company has acquired, through sixteen transactions, approximately 206.3 Bcfe of net Proved Reserves (estimated at the dates of such acquisitions). While the Company expects to generate future growth in reserves and production through its increased emphasis on development and exploratory drilling, the Company continues to seek to opportunistically acquire properties that complement and enhance its inventory of development, exploitation and exploration projects. Consistent with its historical acquisition strategy, the Company expects to focus on purchases of underdeveloped properties in its core areas of expertise either through negotiated property acquisitions or acquisitions of companies with oil and natural gas properties. There can be no assurance that the Company will be able to acquire properties or oil and gas companies at prices which make continuing this strategy desirable.

     The Company may seek to make larger acquisitions than in the past. Such acquisitions may involve substantially higher costs and may pose additional issues regarding operations and management. There can be no assurance that oil and natural gas properties acquired by the Company will be successfully integrated into the Company's operations or will achieve desired profitability objectives.

     Although the Company performs a review of the properties proposed to be acquired, such reviews are subject to uncertainties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems; nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken.

HEDGING RISKS

     During 1995 and 1996, the Company hedged crude oil and natural gas prices through the use of commodity swap agreements in an effort to reduce the effects of the volatility of the price of crude oil and natural gas on the Company's operations. These agreements involved the receipt of fixed-price amounts in exchange for variable payments based on NYMEX prices and specific volumes. In connection with the commodity swap agreements, the Company may also enter into basis swap agreements to reduce the effects of unusual fluctuations between prices actually received at the wellhead and NYMEX prices. Through the use of commodity price and basis swap agreements, the Company can fix the price to be received for specified volumes of production to the commodity swap price less the basis swap price. The differential to be paid or received, under the swap agreement, is accrued in the month of the related production and recognized as a component of crude oil and natural gas sales. The Company does not hold or issue financial instruments for trading purposes.

     While the use of hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable movements. All hedging has been accomplished pursuant to swap agreements based upon standard forms. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity being hedged. Credit risk related to hedging activities is managed by requiring minimum credit standards for counter parties, periodic settlements, and market to market valuations. The Company has not been required to provide collateral relating to hedging activities. At September 30, 1997, the Company had no financial hedging or basis swap agreements outstanding. During the twelve months ended December 31, 1996 and the nine months ended September 30,

1997, the Company recognized a net gain of $20,315 and $0, respectively, related to financial hedging transactions.

     At September 30, 1997, the Company had entered into forward sales contracts with three purchasers covering approximately 15 Mmcf of natural gas per day, which represented approximately 25% of its average daily production at this time. Contracts covering 8 Mmcf per day expire in March 1998 and contracts covering 7 Mmcf per day expire in March 1999. Deliveries under these contracts are priced based on NYMEX prices less a differential whereby the Company may fix the price for deliveries under these contracts at any time three days prior to the close of the then current contract based on the NYMEX prices at that time. The Company pays the cost of transportation of the natural gas to the delivery point specified in the contracts. At September 30, 1997 the Company had fixed the prices of a total of approximately 921 Mmcf of natural gas to be delivered in October and November 1997 at an average price of $3.014 per Mcf.

     The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and natural gas, are subject to a number of risks including, but not limited to, instances in which the Company or the other parties to its forward sales contracts could fail to take delivery and pay the contracted quantities of oil or natural gas. Additionally, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Changes in Prices and Inflation."

GOVERNMENTAL REGULATION

     The Company's oil and natural gas exploration, production and related operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and natural gas and the release of material into the environment or otherwise relating to protection of the environment. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or interpreted, the Company is unable to predict the future cost or impact of complying with such laws. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. In particular, the Company's oil and natural gas exploration, development and production, and its activities in connection with storage and transportation of liquid hydrocarbons are subject to stringent environmental regulation by governmental authorities in the United States and in foreign jurisdictions. The effect of such regulation is to limit the amounts of oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill as well as increasing the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities.

     Operations of the Company are also subject to numerous environmental laws, including but not limited to, those governing management of waste, protection of water, air quality, the discharge of materials into the environment, and preservation of natural resources. Non-compliance with environmental laws and the discharge of oil, natural gas, or other materials into the air, soil or water may give rise to liabilities to the government and third parties, including civil and criminal penalties, and may require the Company to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose retroactive, strict, and joint and several liability rendering entities liable for environmental damage without regard to negligence or fault. The Company has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements and anticipates that it will continue to do so in the future. Although the Company believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in oil and natural gas operations. From time to time the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. There can be no assurance that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or otherwise adversely affect the Company's oil and natural gas operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by or from the Company. While the Company does not anticipate incurring material costs in connection with environmental compliance and remediation, it cannot guarantee that material costs will not be incurred. See "Business and Properties -- Regulation."

COMPETITION

     The oil and gas industry is intensely competitive in all of its phases, particularly with respect to the acquisition of desirable producing Oil and Natural Gas Leases and oil and natural gas companies with production. The Company, which is a small competitive factor in the industry, encounters strong competition from major oil companies, independent oil and natural gas concerns, and individual producers and operators, many of which have financial resources, staffs, facilities and experience substantially greater than those of the Company. Furthermore, in times of high drilling activity, exploration for and production of oil and natural gas may be affected by the availability of equipment, labor, supplies and by competition for drilling rigs. The Company cannot predict the effect these factors will have on its operations. The Company owns no drilling rigs, and it is anticipated that its drilling will be conducted by third parties. Furthermore, the oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers. See "Business and Properties -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of its senior management. There can be no assurance that the Company will be able to retain such personnel. See "Management -- Directors and Executive Officers."

SHARES ELIGIBLE FOR FUTURE SALE

     The Company is authorized to issue up to 100,000,000 shares of Common Stock. As of November 19, 1997, 40,106,320 shares were issued and outstanding, and 11,726,463 shares were reserved for issuance upon the conversion of shares of the Outstanding Preferred Stock and upon the exercise of all outstanding warrants and options. See "Description of Capital Stock." The issuance of additional shares of Common Stock pursuant to such conversion rights and outstanding warrants and options would reduce the proportionate ownership and voting rights of the Common Stock then outstanding. At November 19, 1997, the Company's existing management and their affiliates owned 3,585,325 shares, including exercisable options, of Common Stock that may in the future be sold in compliance with Rule 144 adopted under the Securities Act. The possibility that substantial amounts of Common Stock may be sold in public market may adversely affect prevailing and future market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities in the future.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws include certain provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" Preferred Stock and the availability of authorized but unissued Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances the issuance of Preferred Stock could depress the market price of the Common Stock. In addition, a change of control would entitle the holders of the Notes to put the Notes to the Company under the Indentures and the lenders to accelerate payment of outstanding indebtedness under the Revised Credit Facility, both of which events could have the effect of discouraging a takeover of the Company by making such an attempt potentially more expensive. See "Description of Capital Stock" and "Description of Certain Indebtedness."

CONTROL BY CERTAIN EQUITY STOCKHOLDERS IN THE CASE OF CERTAIN INSOLVENCY AND OTHER EVENTS; NASDAQ VOTING RIGHTS POLICY

     As the holder of the Convertible Preferred Stock, Series D, of the Company (the "Series D Preferred Stock"), High River Limited Partnership ("High River"), and its affiliates Riverdale Investors Corp., Inc. and Carl C. Icahn, will have certain rights if certain events occur that may indicate that the Company is insolvent or is financially distressed. The member of the Board of Directors appointed by the holders of the Series D Preferred Stock has the right to veto any voluntary bankruptcy filing by the Company. The holders of the Series D Preferred Stock also have the right to choose to elect one-half of the members of the Board of Directors plus one member if certain events occur indicating insolvency of the Company, such as an involuntary bankruptcy filing or a default on indebtedness of the Company in excess of $10 million which is not cured within certain time periods of less than 30 days.

     Nasdaq has advised the Company that while it does not consider the grant of the Series D Preferred Stock contingent voting rights a violation of the Nasdaq Voting Rights Policy which would cause Nasdaq to take any action, any exercise of those rights would constitute a violation of the Nasdaq Voting Rights Policy as currently interpreted by Nasdaq. As a result, Nasdaq may exclude the Common Stock from trading on Nasdaq. If that happens, no market may exist for the Common Stock. The Company would explore other options to provide a means to trade shares of Common Stock, including trading the Common Stock in the over the counter market or in the pink sheets or providing other means by which potential sellers and buyers of Common Stock may contact each other for purposes of trading in the Common Stock. There can be no assurance these means will provide a market for, or not adversely affect the price of, the Common Stock. See "Description of Capital Stock -- Series D Preferred Stock."

     The owners of the 10% Cumulative Convertible Preferred Stock, Series B, of the Company (the "Series B Preferred Stock") and the 10 1/2% Cumulative Convertible Preferred Stock, Series C, of the Company (the "Series C Preferred Stock") each have the right to elect one-third of the Board of Directors if, with respect to four dividend payments for that series, the Company does not pay dividends or pays the dividends in shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be. If the holders of the Series B Preferred Stock and Series C Preferred Stock are each entitled to exercise this right, the holders of Series C Preferred Stock may not exercise their rights until the rights of the holders of the Series B Preferred Stock terminate. One payment on the Series B Preferred Stock was paid in shares of Series B Preferred Stock in 1994.

     The holders of the Convertible Preferred Stock, Series E (the "Series E Preferred Stock") of the Company have the same voting rights as holders of the Common Stock with respect to the election of the Board of Directors.

     If the Company experiences financial difficulties for a prolonged period of time so that all of these voting rights are triggered and exercised, the holders of the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock (collectively, the "Outstanding Preferred Stock"), will have the right to elect at least 83% of the Board of Directors.

LACK OF PUBLIC MARKET

     The Depositary Shares will constitute a new issue of securities with no established trading market. There can be no assurance regarding the future development of a market for the Depositary Shares or the Series F Preferred Stock, the ability of holders of the Depositary Shares or the Series F Preferred Stock to sell their Series F Preferred Stock or the price at which such holders may be able to sell their Depositary Shares or the Series F Preferred Stock. Future trading prices of the Depositary Shares and Series F Preferred Stock will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Underwriters have advised the Company that each of them currently intends to make a market in the Depositary Shares. The Underwriters are not obligated to do so, however, and any market-making with respect to the Depositary Shares may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Depositary Shares or the Series F Preferred Stock or that an active public market for the Depositary Shares or the Series F Preferred Stock will develop. Neither the Depositary Shares nor the Series F Preferred Stock will be listed on any securities exchange or on Nasdaq. The Depositary Shares will only be traded in the over-the-counter market.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference herein include "forward-looking statements" within the meaning of various provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations thereof are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Prospectus and the documents incorporated by reference herein that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as estimated future net revenues from oil and natural gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements and include statements regarding the interest, belief or current expectations of the Company, its directors, or its officers regarding such matters. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company, competitive actions by other oil and natural gas companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering will be approximately $96 million ($110 million assuming exercise of the Underwriters' over-allotment option) after deducting underwriting discounts and estimated expenses of the Offering payable by the Company. The net proceeds will be added to the Company's working capital and will be available for general corporate purposes and for the development, exploration and acquisition of oil and natural gas properties. The Company's development and exploration capital expenditure budget of approximately $70 million for 1998 includes $50 million for exploitation and development activities and $20 million for exploration activities. Actual expenditures by the Company are discretionary and will depend upon future events that cannot be predicted, including the actual results and costs of future exploration and development drilling and other activities, the availability and cost of oil and natural gas properties meeting the Company's acquisition criteria and other matters beyond the control of the Company. The Company is continually evaluating and pursuing potential property acquisitions and business acquisitions or combinations. The Company has no commitments, contracts, understandings or arrangements at the present time with respect to any material acquisition. Pending such uses, the proceeds will be invested in short-term interest-bearing instruments and/or marketable securities, including treasury securities. See "Business and Properties -- Development and Exploitation" and "Business and Properties -- Exploration."

                 PRICE RANGE OF THE COMMON STOCK AND DIVIDENDS

MARKET INFORMATION

     The Common Stock has traded on Nasdaq since September 1, 1995 under the symbol "NEGX." The following table sets forth, for the periods indicated, the high and low closing sales prices for the Common Stock as reported on Nasdaq. For periods prior to September 1, 1995, during which the Common Stock traded on the Nasdaq Small Cap Market, the table indicates the high and low bid prices for the Common Stock on the Nasdaq Small Cap Market. The quotations represent prices between dealers in securities and may not include retail mark-up, mark-down or commission and may not represent actual transactions.

                 CALENDAR YEARS BY QUARTER                    HIGH      LOW
                 -------------------------                    -----    -----
1997
  First.....................................................  $4.56    $3.13
  Second....................................................   3.69     2.94
  Third.....................................................   5.63     2.94
  Fourth (through November 19, 1997)........................   6.50     4.63
1996
  First.....................................................  $3.50    $2.63
  Second....................................................   3.88     2.50
  Third.....................................................   4.56     3.06
  Fourth....................................................   4.75     3.25
1995
  First.....................................................  $2.50    $1.75
  Second....................................................   3.38     2.56
  Third.....................................................   4.00     3.00
  Fourth....................................................   4.00     3.06

     On November 19, 1997 the last sales price for the Common Stock as reported by Nasdaq was $4.625, and there were 40,106,320 shares of Common Stock outstanding and approximately 10,500 record holders of the Common Stock, including several nominee holders for an undetermined number of beneficial owners.

     The Company has not paid cash dividends on the Common Stock and does not expect to declare cash dividends in the foreseeable future. Furthermore, any future dividends on the Common Stock will be limited by (i) the terms of the Outstanding Preferred Stock and the Series F Preferred Stock, which prohibit cash dividends on the Common Stock unless all accrued and unpaid dividends on the Preferred Stock have been paid, (ii) the terms of the Company's Revised Credit Facility, which does not permit dividends on the Common Stock and (iii) the terms of the Indentures which limit dividends on the Common Stock. See "Description of Capital Stock" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

     The following table sets forth the historical cash, cash equivalents and marketable securities and capitalization of the Company as of September 30, 1997, and as adjusted to give effect to the sale of the Depositary Shares offered by the Company hereby and the application of the proceeds therefrom. The table should be read in conjunction with the historical Financial Statements and Interim Financial Statements of the Company and the notes thereto, and the other financial information appearing elsewhere in this Prospectus or incorporated by reference herein. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

                                                                     SEPTEMBER 30, 1997
                                                                ----------------------------
                                                                HISTORICAL    AS ADJUSTED(1)
                                                                ----------    --------------
                                                                   (DOLLARS IN THOUSANDS)
Cash, cash equivalents and marketable securities............     $ 36,157        $132,157
                                                                 ========        ========
Long-term debt..............................................     $     --        $     --
10 3/4% Senior Notes due 2006...............................      166,436         166,436
Stockholders' equity:
  Convertible preferred stock, $1.00 par value:
     Authorized shares -- 1,000,000
       Outstanding Preferred Stock:
          242,500 issued and outstanding shares
          $24,250 aggregate liquidation preference..........          243             243
       Series F Preferred Stock:
          200,000 issued and outstanding shares as adjusted
          $100,000 aggregate liquidation preference.........           --             200
  Common stock, $.01 par value(2):
     Authorized shares -- 100,000,000
     Issued and outstanding shares -- 36,275,669............          363             363
  Additional paid-in capital................................      111,170         206,970
  Unrealized gain on marketable securities..................           27              27
  Deficit...................................................      (28,813)        (28,813)
                                                                 --------        --------
          Total stockholders' equity........................       82,990         178,990
                                                                 --------        --------
          Total capitalization..............................     $249,426        $345,426
                                                                 ========        ========

---------------

(1) Does not reflect conversion of 68,813 shares of Outstanding Preferred Stock into 3,388,915 shares of Common Stock which occurred in October 1997, nor does it reflect the potential conversion, by certain holders, of the remaining outstanding shares of the Series E Preferred Stock convertible to 533,333 shares of Common Stock subsequent to the Offering. See "Security Ownership of Certain Beneficial Owners and Management -- Security Ownership of Certain Beneficial Owners."

(2) As of September 30, 1997 there were 3,246,085 shares of Common Stock subject to issuance upon the exercise of outstanding options and warrants.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT FOR RATIOS AND PER UNIT DATA)

     The following table sets forth selected historical financial and operating data with respect to the Company as of and for each of the five years in the period ended December 31, 1996, and as of and for the nine month periods ended September 30, 1996 and 1997. The Company acquired significant producing oil and natural gas properties in all the periods presented which affects the comparability of the historical financial and operating data for the periods presented. The financial data was derived from the historical financial statements of the Company. This information is not necessarily indicative of the Company's future performance. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto of the Company included elsewhere in this Prospectus.

                                                                                                    NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                ------------------------------------------------   -------------------
                                                 1992      1993      1994      1995       1996       1996       1997
                                                -------   -------   -------   -------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:(1)
Oil and natural gas sales.....................  $ 1,626   $ 1,803   $ 3,159   $ 7,858   $ 24,319   $ 13,181   $ 38,151
Well operator fees............................      537       427       158       137        876        314        994
                                                -------   -------   -------   -------   --------   --------   --------
        Total revenues........................    2,163     2,230     3,317     7,995     25,195     13,495     39,145
Costs and expenses:
  Lease operating expenses....................      670       575     1,207     1,732      3,741      2,096      5,551
  Oil and natural gas production taxes........      109       110       176       416      1,285        663      2,087
  General and administrative expenses.........      964       994       985     1,772      3,034      1,957      3,807
  Writedown of oil and natural gas
    properties(2).............................       --        --        --        --     43,497     43,497         --
  Depreciation, depletion and amortization....      466       679     1,030     3,149      9,795      5,444     16,741
                                                -------   -------   -------   -------   --------   --------   --------
        Total costs and expenses..............    2,209     2,358     3,398     7,069     61,352     53,657     28,186
                                                -------   -------   -------   -------   --------   --------   --------
Operating income (loss).......................      (46)     (128)      (81)      926    (36,157)   (40,162)    10,959
Interest expense..............................     (175)     (188)     (517)   (1,032)    (4,213)    (1,826)    (8,259)
Other income (expenses).......................       --        17       109       312        308         36        507
                                                -------   -------   -------   -------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item..........................     (221)     (299)     (489)      206    (40,062)   (41,952)     3,207
Income tax benefit (provision)................       --        --        --        --     14,504     15,146     (1,079)
                                                -------   -------   -------   -------   --------   --------   --------
Income (loss) before extraordinary item.......  $  (221)  $  (299)  $  (489)  $   206   $(25,558)  $(26,806)  $  2,128
Extraordinary loss............................       --        --      (122)     (432)      (292)      (292)        --
                                                -------   -------   -------   -------   --------   --------   --------
Net income (loss).............................  $  (221)  $  (299)  $  (611)  $  (226)  $(25,850)  $(27,098)  $  2,128
                                                =======   =======   =======   =======   ========   ========   ========
Income (loss) per common share before
  extraordinary item..........................  $ (0.05)  $ (0.05)  $ (0.09)  $ (0.05)  $  (1.33)  $  (1.87)  $   0.03
                                                =======   =======   =======   =======   ========   ========   ========
Net income (loss) per common share............  $ (0.05)  $ (0.05)  $ (0.10)  $ (0.09)  $  (1.34)  $  (1.89)  $   0.03
                                                =======   =======   =======   =======   ========   ========   ========
CASH FLOW DATA:
Net cash provided by operating activities.....  $   642   $   519   $   373   $ 2,857   $ 11,788   $  4,780   $ 15,026
Net cash used in investing activities.........   (3,370)   (1,473)   (3,812)  (16,726)   (49,277)   (16,850)   (59,275)
Net cash provided by financing activities.....      802     2,647     5,871    17,352     45,595     14,644     65,682
OTHER FINANCIAL DATA:
EBITDA(3).....................................  $   420   $   568   $ 1,058   $ 4,387   $ 17,443   $  8,815   $ 28,207
Ratio of EBITDA to interest expense...........      2.4x      3.0x      2.0x      4.3x       4.1x       4.8x       3.4x
Ratio of EBITDA to combined fixed charges and
  preferred stock dividends...................      2.2x      2.8x      1.3x      2.5x       3.3x       3.0x       2.6x
Ratio of earnings to combined fixed charges
  and preferred stock dividends(4)............       --        --        --        --         --         --        1.1x
Acquisitions of oil and natural gas
  properties(5)...............................    3,547     4,108       584    13,219    150,696    129,191      4,000
BALANCE SHEET DATA (AT PERIOD END):(1)
Cash and cash equivalents.....................  $   366   $   161   $ 2,594   $ 6,076   $ 14,182   $  8,650   $ 35,615
Working capital (deficit).....................   (2,155)   (1,213)    3,561    (2,335)     2,582      1,748     30,219
Total assets..................................    8,742    12,710    18,746    43,491    212,035    166,834    285,125
Long-term debt................................      120     3,799     6,000    13,475    100,000     63,337    166,436
Stockholders' equity..........................    4,864     6,320    11,328    17,775     80,426     77,142     82,990

                                                                                                    NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                ------------------------------------------------   -------------------
                                                 1992      1993      1994      1995       1996       1996       1997
                                                -------   -------   -------   -------   --------   --------   --------
OPERATING DATA:(1)
Production:
  Oil (Mbls)..................................       40        49       116       283        522        344        790
  Natural Gas (Mmcf)..........................      420       483       621     1,753      5,681      2,997      9,853
  Natural Gas Equivalent (Mmcfe)..............      661       776     1,315     3,454      8,811      5,060     14,594
Average sale prices:
  Oil (per Bbl)...............................  $ 20.43   $ 16.46   $ 16.01   $ 17.22   $  21.70   $  20.62   $  19.70
  Natural gas (per Mcf).......................     1.92      2.07      2.11      1.70       2.29       2.04       2.29
Unit economics (per Mcfe):
  Average sale prices.........................     2.46      2.32      2.40      2.28       2.75       2.60       2.61
  Lease operating expenses....................     1.01       .74       .92       .50        .42        .41        .38
  Oil and natural gas production taxes........      .16       .14       .13       .12        .15        .13        .14
  Depreciation, depletion and amortization....      .71       .88       .70       .91       1.11       1.02       1.13
  General and administrative..................     1.46      1.28       .75       .51        .34        .38        .26
                                                -------   -------   -------   -------   --------   --------   --------
        Operating income (loss)...............  $  (.88)  $  (.72)  $  (.10)  $   .24   $    .73   $    .66   $    .70
                                                =======   =======   =======   =======   ========   ========   ========

---------------

(1) Reflects the revenues, results of operations and production subsequent to the dates of acquisitions of various oil and natural gas properties that affect the comparability of the data presented. In April 1992, the Company acquired substantially all of the assets of TriSearch, Inc. The Company acquired a 63.8% Working Interest in the GAU in December 1993 and an additional interest of 17% in the GAU during 1994. During 1995, the Company acquired interests in producing oil and natural gas properties in the Mustang Island area, the Oak Hill Field, and in Eddy County, New Mexico. In addition, on August 29, 1996, the Company completed the Merger. See Note 2 of Notes to Consolidated Financial Statements of the Company.

(2) The historical results of operations for the nine months ended September 30, 1996 include a noncash writedown of oil and natural gas properties of approximately $28.3 million (net of deferred taxes), in accordance with the full cost method of accounting, which resulted from the Merger. See Note 2 of Notes to Consolidated Financial Statements.

(3) See the Glossary included elsewhere in this Prospectus for the definition of EBITDA. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. The Company has included information concerning EBITDA because EBITDA is a measure by certain investors in determining the Company's historical ability to service its indebtedness; however, this measure may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(4) For the purposes of calculating the ratio of earnings to, or deficiency of earnings over, combined fixed charges and preferred stock dividends, earnings consist of income before extraordinary items and income taxes plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, the interest component of rent expense, amortization of debt premium, discount and financing costs, and preferred stock dividend requirements. Preferred stock dividend requirements consist of an amount equal to income, before income tax, which would be required to meet the dividend requirements of outstanding preferred stock. The deficiency of earnings over combined fixed charges and preferred stock dividends for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 were approximately $0.2 million, $0.3 million, $0.8 million, $0.5 million, $41.2 million and $43.0 million, respectively.

(5) Includes the costs of acquiring Alexander in August 1996 for approximately $118.5 million, including the assumption of debt and liabilities of approximately $49 million and excluding deferred income taxes of approximately $21.8 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Financial Statements and "Selected Historical Financial and Operating Data" and respective notes thereto, included elsewhere herein. The information below should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment by management of the Company. Because of the size and scope of the Company's recent acquisitions and the relatively small scale of the Company's operations prior to 1996, the results of operations from period to period are not necessarily comparative.

OVERVIEW

     During 1995, 1996 and 1997, the Company acquired an estimated 27.0 Bcfe,
134.9 Bcfe and 7.8 Bcfe in Proved Reserves, respectively (based on reserve estimates at the date of acquisition) including the Merger with Alexander in August 1996 whereby the Company acquired 102.1 Bcfe. See "Business and Properties -- Acquisitions." As a result of acquisitions and efforts to increase production from the Goldsmith Adobe Unit (the "GAU") and Cotton Valley trend, Proved Reserves, as estimated by Netherland & Sewell, increased to 54.4 Bcfe and
181.7 Bcfe at December 31, 1995 and December 31, 1996, respectively. See "Business and Properties -- Acquisitions."

     The Company's increased reserve base and production volumes, combined with more efficient operations, lowered lease operating expenses ("LOE") and general and administrative expenses ("G&A"), all on a per unit of production basis. As a result, the Company recognized net income of $2.1 million for the nine months ended September 30, 1997, net income of $2.4 million (excluding the $28.3 million write-down of oil and natural gas properties) for the year ended December 31, 1996 and recognized net income before extraordinary item of $0.2 million for 1995 after recording losses from operations in each year from 1992 through 1994.

     In the fourth quarter of 1996, the Company began an accelerated development and exploration program (the "Drilling Program") on its increased inventory of properties using the net proceeds from the Series A/B Notes (as defined). The Company had budgeted $57 million for the Drilling Program during 1997, of which $45 million was designated for development drilling, a significant portion of which is to convert Proved Undeveloped Reserves to Proved Developed Producing Reserves, and $12 million was designated for exploration drilling. The Company recently increased its development and exploratory budget by approximately $6 million and $2.5 million, respectively for the fourth quarter of 1997. As of September 30, 1997, the Company had spent approximately $50.8 million during 1997 related to the Drilling Program of which $42.2 million was for development drilling and $8.6 million was for exploratory drilling. An additional $4.0 million was spent for acquisitions in the same period. The success of the Drilling Program, combined with the Company's historical acquisitions, have been the primary cause of the increase in the Company's production.

RESULT OF OPERATIONS

  Overview of Production and Sales

     The following table sets forth certain information regarding the production volumes, oil and natural gas sales, average sales price, LOE, depreciation, depletion and amortization ("DD&A") and G&A associated with the Company's oil and natural gas sales for the periods indicated.

                                                     YEAR ENDED             NINE MONTHS ENDED
                                                    DECEMBER 31,              SEPTEMBER 30,
                                             ---------------------------    ------------------
                                              1994      1995      1996       1996       1997
                                             ------    ------    -------    -------    -------
Net Production:
  Oil (Mbbls)..............................     116       283        522        344        790
  Natural Gas (Mmcf).......................     621     1,753      5,681      2,997      9,853
  Natural Gas Equivalent (Mmcfe)...........   1,315     3,454      8,811      5,060     14,594
Oil and natural gas sales (in thousands):
  Oil......................................  $1,852    $4,880    $11,320    $ 7,077    $15,566
  Natural gas..............................   1,307     2,978     12,999      6,104     22,585
                                             ------    ------    -------    -------    -------
  Total....................................  $3,159    $7,858    $24,319    $13,181    $38,151
                                             ======    ======    =======    =======    =======
Average Sales Price:
  Oil (per Bbl)............................  $16.01    $17.22    $ 21.70    $ 20.62    $ 19.70
  Natural gas (per Mcf)....................    2.11      1.70       2.29       2.04       2.29
  Natural gas equivalent (per Mcfe)........    2.40      2.28       2.75       2.60       2.61
LOE (per Mcfe).............................     .92       .50        .42        .41        .38
DD&A (per Mcfe)............................     .70       .91       1.11       1.02       1.13
G&A (per Mcfe).............................     .75       .51        .34        .38        .26

  Nine months ended September 30, 1997 compared with nine months ended September 30, 1996

      Revenues. Total revenues increased by $25.6 million (189.6%) to $39.1 million for 1997 from $13.5 million in 1996. The increase in revenues is due to the increase in production primarily from the Merger with Alexander completed in August 1996, and the success of the Drilling Program. Also contributing to the increased production is the UMC Acquisition, the CA Acquisition, the Lake Boeuf Acquisition, the W&T Acquisition, the MCNIC Acquisition and the Bayou Sorrel Acquisition (each as defined in the Notes to the Financial Statements) completed during 1996 (collectively, the "1996 Acquisitions"). In 1997, the Company produced 790 Mbbls of oil, an increase of 129.7% over 344 Mbbls in 1996, and 9,853 Mmcf of natural gas, an increase of 228.8% over 2,997 Mmcf in the same period of 1996.

     Also contributing to the increase in revenues was the increase in average natural gas prices of $0.25 per Mcf to $2.29 per Mcf for 1997 from $2.04 for 1996, offset by the decrease in average oil prices of $0.92 per barrel to $19.70 for 1997 from $20.62 for 1996.

     Costs and Expenses. Lease operating expenses increased $3.5 million (166.7%) to $5.6 million for 1997 from $2.1 million for 1996 primarily due to the Merger, the Drilling Program and the 1996 Acquisitions. Although total lease operating expenses increased, lease operating expenses per Mcfe decreased to $.38 for 1997 from $.41 for 1996.

     Production taxes increased $1.4 million (200.0%) to $2.1 million for 1997 compared to $0.7 million for 1996. This increase is a direct result from the increase in total oil and natural gas revenues discussed above.

     DD&A increased $11.3 million (209.3%) to $16.7 million for 1997 compared to $5.4 million for 1996. This increase is due to the increased production from the Drilling Program, the 1996 Acquisitions, and the Merger. The depletion rate per Mcfe was $1.13 for 1997 compared to $1.02 for 1996. This increase in the depletion rate is primarily due to the acquisition costs associated with the Merger.

     G&A increased $1.8 million (90.0%) to $3.8 million for 1997 although G&A per Mcfe decreased 31.6% to $.26 for 1997 from $.38 for 1996. This decrease per Mcfe is attributable to the increase in production from the Drilling Program, the 1996 Acquisitions and, to a lesser extent, the Merger, without a proportionate increase in the G&A costs to the Company.

     Other Income and Expenses. The increase of $6.5 million (361.1%) in interest expense to $8.3 million for 1997 from $1.8 million for 1996, was due to the issuance of the Notes offset by $1.5 million of interest costs related to the Company's unproved oil and natural gas properties which was capitalized in 1997. The average balance outstanding under the Notes during 1997 was $113 million as compared to average debt outstanding under credit facilities of $26 million for 1996. The weighted average interest rate for 1997 was 10.47% compared to 8.92% for the same period of 1996.

     Net Income. Net income of $2.1 million was generated for 1997, compared with net loss of $27.1 million for 1996, resulting principally from the increase in operating income, partially offset by the increase in interest expense and the provision for income taxes. The net loss for 1996 included a net non-cash write down of $28.3 million to the Company's oil and gas properties due to the Merger.

  Year ended December 31, 1996 compared with year ended December 31, 1995

     Revenues. Total revenues increased by $17.2 million (215.1%) to $25.2 million for 1996 from $8.0 million in 1995. The increase in revenues is due to the increase in production from the Merger with Alexander completed in the third quarter of 1996, the continued development of the GAU, the full year inclusion in 1996 of the 1995 acquisitions of Mustang Island, Oak Hill and the Enron Properties (collectively, the "1995 Acquisitions") and the 1996 Acquisitions. In 1996, the Company produced 522 Mbbls of oil, an increase of 84.1% over 283 Mbbls in 1995, and 5,681 Mmcf of natural gas, an increase of 224.1% over 1,753 Mmcf in 1995.

     Also contributing to the increase in revenues was the increase in average oil prices of $4.48 per barrel to $21.70 for 1996 from $17.22 for 1995, and the increase in average natural gas prices of $.58 per Mcf to $2.28 per Mcf for 1996 from $1.70 for 1995.

     Costs and Expenses. Total costs and expenses, excluding the write-down described below, increased $10.8 million (152.6%) to $17.9 million for 1996 from $7.1 million for 1995. Lease operating expenses and production taxes increased $2.9 million (138.1%) to $5.0 million for 1996 from $2.1 million for 1995 primarily due to the development of the GAU, the 1995 Acquisitions, the 1996 Acquisitions and the Merger. Lease operating expenses per Mcfe decreased by $.08 to $.42 per Mcfe for 1996 from $.50 per Mcfe for 1995. This decrease is a result of the lower operating costs of the acquired properties combined with reductions in costs at the GAU obtained through economies of scale resulting from the additional wells drilled during 1995 and 1996.

     DD&A increased $6.6 million (211.0%) to $9.8 million for 1996 compared to $3.1 million for 1995. This increase is due to the increased production from the GAU, the 1995 Acquisitions, the 1996 Acquisitions and the Merger. The depletion rate per Mcfe was $1.11 for 1996 compared to $0.91 for 1995. This increase in the depletion rate is primarily due to downward revisions in estimated Proved Reserves at December 31, 1995 and the acquisition costs associated with the Merger with Alexander.

     At August 29, 1996, as a result of allocating the cost of the Merger with Alexander, under the purchase method of accounting, to the proved oil and natural gas properties acquired in connection with the Merger, the Company recognized a non-cash write-down of the oil and natural gas properties, net of related deferred income taxes of $28.3 million, based on prices received in August 1996 of $20.75 per Bbl and $2.21 per Mcf. See Note 2 of Notes to Financial Statements.

     Although G&A increased $1.2 million to $3.0 million for 1996, G&A per Mcfe decreased to $0.34 (33.3%) for 1996 from $0.51 for 1995. This decrease is attributable to the increase in production from the GAU, the 1995 and 1996 Acquisitions and to a lesser extent the Merger, without a proportionate increase in the G&A costs to the Company.

     Other Income and Expenses. The increase of $3.2 million (320.0%) in interest expense to $4.2 million for 1996 from $1.0 million for 1995, was due to the increase in the amount of outstanding debt as a result of borrowings under a prior credit facility and the Revised Credit Facility to fund the 1996 Acquisitions and the Merger during 1996, and was partially offset by the decline in weighted average interest rates. Also contributing to the increase was the issuance of the Series A/B Notes. The average debt outstanding for 1996 was $41.4 million, including the Series A/B Notes, as compared to $10.6 million for 1995. The weighted average interest rate for 1996 was 8.64% compared to 9.66% for 1995.

     Net Loss. A net loss of $25.8 million was generated for 1996, compared with a net loss of $0.2 million for 1995. The loss for 1995 includes an extraordinary charge resulting from the write-off of unamortized loan costs attributable to a prior credit facility which was paid off out of proceeds from the Revised Credit Facility. The net loss for 1996 includes a net non-cash write-down of $28.3 million to the Company's oil and natural gas properties, partially offset by the increased operating income generated by the Merger with Alexander, the GAU, the 1995 Acquisitions, the 1996 Acquisitions and the Merger. Also included in the net loss was a loss on sale of marketable securities of $0.1 million for 1996 as compared to a gain of $0.2 million for 1995.

  Year ended December 31, 1995 compared with year ended December 31, 1994

     Revenues. Total revenues increased by $4.7 million (141.0%) to $8.0 million for 1995 from $3.3 million for 1994. The increase in revenues is principally due to the continued development of the GAU and the increase in production due to the 1995 Acquisitions. In 1995, the Company produced 283 Mbbls of oil, an increase of 145.1% over 116 Mbbls in 1994, and 1,753 Mmcf of natural gas, an increase of 182.4% over 621 Mmcf in 1994. The increase in oil production is almost entirely a result of the GAU's increased oil production resulting from the development since August 1994. The 1995 Acquisitions accounted for the increased natural gas production. Also contributing to the increase in revenues was the increase in average oil prices of $1.21 per barrel to $17.22 for 1995 from $16.01 for 1994. The decline in average natural gas prices of $0.41 per Mcf to $1.70 for 1995 down from $2.11 for 1994 was offset by the 182.4% increase in natural gas production.

     Costs and Expenses. Total costs and expenses increased $3.7 million (108.0%) to $7.1 million for 1995 from $3.4 million for 1994. Lease operating expenses and production taxes increased $0.7 million (55.3%) to $2.1 million for 1995 from $1.4 million for 1994 primarily due to the development of the GAU and the 1995 Acquisitions. Lease operating expenses and production taxes attributable to the GAU increased $0.3 million from 1994 to 1995, representing 37.2% of the total increase for the Company. Lease operating expenses and production taxes attributable to the 1995 Acquisitions totaled $0.3 million for 1995, representing 33.5% of the total increase for the Company since those properties were not purchased until 1995. Lease operating expenses as a percent of oil and natural gas sales decreased to 22.0% for 1995 from 38.2% for 1994. This decrease is a result of the lower operating costs of the acquired properties, reductions in costs at the GAU obtained through economies of scale resulting from the additional wells drilled since August 1994 and fewer workovers performed during 1995 than during 1994.

     DD&A increased $2.1 million (205.8%) to $3.1 million for 1995 compared to $1.0 million for 1994. This increase, was, in part, related to the increased production from the GAU and the 1995 Acquisitions. In addition, the depletion rate on oil and natural gas properties increased to $1.05 per Mcfe for the fourth quarter from $0.79 per Mcfe due to downward revisions in estimated Proved Reserves at December 31, 1995.

     Although G&A increased $0.8 million to $1.8 million for 1995, G&A per Mcfe decreased to $0.51 (32.0%) for 1995 from $0.75 for 1994. This decrease is attributable to the increase in production from the GAU and the 1995 Acquisitions, without proportionate increase in G&A costs to the Company.

     Other Income and Expenses. The increase of $0.5 million (99.6%) in interest expense to $1.0 million for 1995 from $0.5 million for 1994, was due to the increase in the amount of outstanding debt as a result of borrowings under a prior credit facility with Bank One obtained by the Company in 1994 (the "1994 Credit Facility") and was partially offset by a decline in weighted average interest rates. The average debt outstanding for 1995 was $10.6 million as compared to only $5.2 million for 1994. The weighted average interest rate for 1995 was 9.66% as compared to 11.24% for 1994. During 1995, the Company realized a gain of $0.2 million on the sale of marketable securities.

     Net Loss. Income before extraordinary item of $0.2 million was generated for 1995, compared with a loss before extraordinary item of $0.5 million for 1994. This increase is directly the result of the increased production on the GAU and the increase in production resulting from the 1995 Acquisitions. Also contributing to this increase was a realized gain of $0.2 million on the sale of marketable securities in 1995.

     A net loss of $0.2 million, after an extraordinary charge of $0.4 million, was generated for 1995, compared with a net loss of $0.6 million, after an extraordinary charge of $0.1 million, in 1994. The extraordinary charge in 1995 resulting from the write-off of unamortized loan costs attributable to Texas Gas Fund I credit facility obtained by the Company in June 1994 ("Texas Gas Fund I"), which was paid off with proceeds from the 1994 Credit Facility. The extraordinary charge in 1994 was in connection with the write-off of unamortized loan costs attributable to the Company's credit facility with Bank One obtained in 1992, which was paid off in 1994 with proceeds from the credit facility with Texas Gas Fund I.

LIQUIDITY AND CAPITAL RESOURCES

  Nine months ended September 30, 1997 compared with nine months ended September 30, 1996

     Net cash provided by operating activities was $15.0 million for the nine months ended September 30, 1997, compared to $4.8 million for the same period in 1996. The increase in cash flow from operating activities is primarily due to the significant increase in income from operations before DD&A, due to results of the Drilling Program, the 1996 Acquisitions and the Merger discussed above, partially offset by the increase in working capital requirements due to the Company's growth.

     Net cash used by investing activities was $59.3 million for 1997 compared with $16.9 million for 1996. The cash used by investing activities for 1997 included $4 million for oil and gas acquisitions and $50.8 million for exploration and development expenditures related to the Company's Drilling Program.

     Net cash provided by financing activities was $65.7 million for 1997 compared with $14.6 million for the same period in 1996. The net cash provided by financing activities during 1997 primarily consisted of proceeds from the issuance of the Series C Notes. In 1996, cash provided by financing activities consisted primarily of proceeds from the issuance of the Series A Notes and proceeds from the issuance preferred stock offset by repayments of long-term debt.

     The Company's working capital surplus at September 30, 1997, was $30.1 million compared to a working capital surplus at December 31, 1996, of $2.6 million. The surplus increase was due primarily to the issuance of the Series C Notes partially offset by the expenditures of cash for oil and gas acquisition, exploration, and development activities.

  Year ended December 31, 1996 compared with year ended December 31, 1995

     Net cash provided by operating activities was $11.8 million for the year ended December 31, 1996, compared to $2.9 million for the same period in 1995. The increase in cash flow from operating activities is primarily due to the significant increase in income from operations before DD&A resulting from the 1995 Acquisitions, the 1996 Acquisitions and the Merger discussed above.

     Net cash used in investing activities was $49.3 million for 1996 compared with $16.7 million for 1995. This increase was principally due to increased expenditures for oil and natural gas property acquisitions, the 1996 Acquisitions, the Merger, and exploration and development costs.

     Net cash provided by financing activities was $45.6 million for 1996 compared with $17.4 million for 1995. The cash provided by financing activities during 1996 primarily consisted of borrowings under credit facilities of $69.0 million, net proceeds from issuance of the Series A/B Notes of $96.1 million, and proceeds from the issuance of the Series D Preferred Stock and the Series E Preferred Stock of an aggregate of $15.0 million, partially offset by repayments of borrowings under various credit facilities and debt assumed in the Merger aggregating $141.5 million. Borrowings under credit facilities in 1995 were used to fund acquisitions, development of the GAU and working capital.

     The Company's working capital at December 31, 1996 was $2.6 million compared to a deficit at December 31, 1995 of $2.3 million. The improvement was due primarily to refinancing of borrowings under a credit facility.

  Year ended December 31, 1995 compared with year ended December 31, 1994

     At December 31, 1995, the Company had existing cash and cash equivalents of $6.1 million. Net cash provided by operating activities was $2.9 million for 1995, compared to $0.4 million for 1994. The increase in cash flow from operating activities is primarily due to the significant increase in income from operations before DD&A.

     Net cash used in investing activities was $16.7 million for 1995 compared with $3.8 million for 1994. This increase was principally due to expenditures for development of the GAU and the cash used in the 1995 Acquisitions.

     Net cash provided by financing activities was $17.4 million for 1995 compared with $5.9 million for 1994. The cash provided by financing activities during 1995 primarily consisted of increased borrowings under a credit facility of $20.5 million and the net proceeds from the issuance of the Series C Preferred Stock of $4.0 million. Borrowings under the credit facility were used to repay outstanding borrowings under the Texas Gas Fund I of $6.0 million and to fund acquisitions, development of the GAU and working capital.

     The Company's working capital deficit at December 31, 1995 was $2.3 million. This deficit was primarily attributable to the inclusion of then current portion of the borrowings under a credit facility which totaled $6.5 million, which was offset in part by an increased cash and accounts receivable position. Also contributing to the working capital deficit was the increase in accounts payable resulting from the increased development activities during 1995.

FUTURE CAPITAL REQUIREMENTS

     The Company has made, and will continue to make, substantial capital expenditures for acquisition, development, and exploration of oil and natural gas reserves, particularly since a substantial portion of the Proved Reserves of the Company consists of Proved Undeveloped Reserves.

     The Company has established an aggregate development and exploration capital budget for its existing properties of approximately $57.0 million for 1997, of which approximately $50.8 million was spent during the first nine months of 1997. The Company recently increased its development and exploratory budget by approximately $6 million and $2.5 million, respectively, for the fourth quarter of 1997. The Company is not contractually committed to expend the budgeted funds. In 1998, the Company has established an aggregate development and exploration capital budget for its existing properties of approximately $70 million of which approximately $50 million was for exploitation and development activities and approximately $20 million was for exploration projects.

     The Company currently expects that available cash, cash flows from operations, and available borrowings under the Credit Facility shall be sufficient to fund planned capital expenditures for its existing properties through 1998 in addition to funding interest requirements on the Notes. However, the Company may need to raise additional capital to fund any acquisitions.

     For the periods following 1998, the Company may seek additional capital, if required, from traditional reserve base borrowings, equity, and debt offerings or joint ventures to further develop and explore its properties and to acquire additional properties. There is no assurance that the Company will be able to access additional capital or that, if available, it will be at prices or on terms acceptable to the Company.

     Should the Company be unable to access the capital markets or should sufficient capital not be available, the development and exploration of the Company's properties could be delayed or reduced and, accordingly, oil and natural gas revenues and operating results may be adversely affected.

10 3/4% SENIOR NOTES DUE 2006

     On November 1, 1996, the Company closed the offering of, and issued $100 million aggregate principal amount of unregistered 10 3/4% Series A Notes due 2006. The net proceeds of the Series A Notes of approximately $96.1 million were used to repay approximately $62.0 million of borrowings under the predecessor to the Revised Credit Facility and to increase the Company's working capital. In 1997, the Series A Notes were exchanged for the registered 10 3/4% Series B Notes due 2006 which are substantially identical to the Series A Notes. Collectively, the Series A Notes and Series B Notes are referred to as the "Series A/B Notes." On August 21, 1997, the Company closed the offering of $65.0 million aggregate principal amount of its unregistered 10 3/4% Series C Notes. The net proceeds of the Series C Notes of approximately $64.8 million were used to repay approximately $23.0 million of borrowings under the Revised Credit Facility and to increase the Company's working capital. In November 1997, the Company commenced an exchange offer (the "Exchange Offer") of the Series A/B Notes and the Series C Notes for registered 10 3/4% Series D Notes due 2006. The Series D Notes are substantially identical to the Series A/B Notes and the Series C Notes. Collectively, the Series A/B Notes, the Series C Notes and the Series D Notes are referred to as the "Notes." The Notes bear interest at 10 3/4% per annum, payable semi-annually on May 1 and November 1. The Notes mature November 1, 2006, but may be redeemed after November 1, 2001, at the Company's option. The Indentures governing the Notes contain certain covenants, including, but not limited to covenants restricting the Company's and its Restricted Subsidiaries' (as defined), ability to incur additional indebtedness. See "Description of Certain Indebtedness -- Series A/B Notes and Series C/D Notes," Note 4 to the Financial Statements and Note 4 to the Interim Financial Statements.

CREDIT FACILITIES

     On August 29, 1996, in connection with the Merger with Alexander, the Company entered into a credit facility (as amended, the "Revised Credit Facility") with Bank One, as Bank and Administrative Agent, and the Credit Lyonnais New York Branch, as Bank and Syndication Agent (collectively, the "Banks"). The Revised Credit Facility initially consisted of a $100.0 million reducing revolving line of credit, with an initial borrowing base of $60.0 million and a $5.0 million term loan. Interest under the reducing line of credit was payable monthly at the Bank One base rate. The proceeds from the Revised Credit Facility were used to repay the Prior Credit Facility and the existing indebtedness of a subsidiary formed in connection with the Merger with Alexander, resulting in an extraordinary charge of $292,372 or $.01 per common share.

     On November 1, 1996, the Company repaid the outstanding borrowings under the Revised Credit Facility with a portion of proceeds from the issuance of $100.0 million principal amount of Series A/B Notes. See Note 4 of Notes to the Financial Statements.

     In connection with the issuance of the Series A/B Notes, the Company amended the Revised Credit Facility. The borrowing base, pursuant to the amended Revised Credit Facility, was reduced to $25.0 million, limited to $15.0 million for general corporate purposes and $10.0 million for acquisitions of producing oil and gas properties. The borrowing base will be redetermined at least semiannually and may require mandated monthly principal reductions by an amount determined by the Banks from time to time. No principal reductions will be required before the next borrowing base redetermination scheduled for the first quarter of 1998. The principal is due at August 29, 2000. Interest is payable monthly and is calculated at the Bank One base rate, as determined from time to time by Bank One (which increases by 0.25% if the outstanding loan balance is greater than 75% of the borrowing base). The Company may elect to calculate interest under the EuroDollar Rate, as defined in the Revised Credit Facility. At September 30, 1997, the Company had no outstanding indebtedness under the amended Revised Credit Facility.

     The Company is required to pay a commitment fee on the unused portion of the borrowing base equal to 1% per annum and paid a facility fee equal to 3/4% of the initial borrowing base under the Revised Credit Facility.

     The Company granted to the Banks liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and natural gas properties. The Revised Credit Facility requires, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

     The Revised Credit Facility includes other covenants prohibiting cash dividends, distributions, loans, or advances to third parties, except that cash dividends on preferred stock will be allowed so long as no event of default exists or would exist as result of the payment thereof. In addition, if the Company is required to purchase or redeem any portion of the Notes, or if any portion of the Notes become due, the borrowing base is subject to reduction. At September 30, 1997, the Company was not in violation of any covenants of the Revised Credit Facility. See "Description of Certain Indebtedness -- Revised Credit Facility," Note 3 of Notes to the Financial Statements and Note 3 of Notes to the Interim Financial Statements.

OUTSTANDING PREFERRED STOCK

     In June 1994, the Company consummated the sale of $5.0 million of the Series B Preferred Stock. Fifty thousand shares of the Series B Preferred Stock were sold by the Company at $100 per share. The Series B Preferred Stock is convertible into shares of the Common Stock at a conversion price of $1.625 per share. In October 1997, 13,813 shares of the Series B Preferred Stock were converted into Common Stock, leaving 38,087 shares of the Series B Preferred Stock outstanding.

     In June 1995, the Company consummated the sale of $4.0 million of the Series C Preferred Stock. Forty thousand shares of the Series C Preferred Stock were sold by the Company at $100 per share. The Series C Preferred Stock is convertible into shares of the Common Stock at a conversion rate of $2.00 per share. The Series B Preferred Stock and Series C Preferred Stock require that dividends be paid on the Series B Preferred Stock and Series C Preferred Stock before any dividends are paid on the Common Stock. In October 1997, 17,000 shares of the Series C Preferred Stock were converted into Common Stock, leaving 23,000 shares of the Series C Preferred Stock outstanding.

     In August 1996, the Company completed the sale of 100,000 shares of the Series D Preferred Stock for $10.0 million and 50,000 shares of the Series E Preferred Stock for $5.0 million. The Series D Preferred Stock and Series E Preferred Stock are convertible into shares of the Common Stock at a conversion price of $2.25 per share. In conjunction therewith, the Company agreed to extend the date at which it may first redeem the Series B Preferred Stock and Series C Preferred Stock from June 14, 1997 to June 14, 1999. In October 1997, 38,000 shares of the Series E Preferred Stock were converted into Common Stock, leaving 12,000 shares of the Series E Preferred Stock outstanding.

     See "Description of Capital Stock," Note 6 of Notes to the Financial Statements and Note 5 of Notes to Interim Financial Statements.

FINANCIAL REPORTING IMPACT OF FULL COST METHOD OF ACCOUNTING

     The Company follows the full cost method of accounting for oil and natural gas properties. Under such method, the net book value of such properties, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for charges which are fixed and determinable by existing contracts. The net book value is compared to the ceiling on a quarterly and yearly basis. The excess, if any, of the net book value above the ceiling is required to be written off as a non-cash expense. As a result of allocating additional cost, under the purchase method of accounting, to the oil and natural gas properties in connection with the Merger, the Company recognized a non-cash writedown of its oil and natural gas properties of approximately $28.3 million, net of deferred taxes. The amount of the actual writedown was charged to expense in the third quarter of 1996, the period in which the Merger was consummated. At December 31, 1996 and September 30, 1997 the ceiling exceeded the net book value of the Company's oil and natural gas properties based on the weighted average prices of crude oil and natural gas, received by the Company on those dates. However, there can be no assurance that there will not be any writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128") which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options, warrants, the Outstanding Preferred Stock and the Series F, will be excluded. Adoption of SFAS 128 will not impact primary earnings per share for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 because the dilutive effect of options, warrants and the convertible preferred stock was not significant. The impact of SFAS 128 on the calculation of the fully diluted earnings per share is not expected to be significant.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 will require additional disclosures in the Company's financial statements, but will not have any impact on the financial position or results of operations of the Company.

CHANGES IN PRICES AND INFLATION

     The Company's revenues and value of its oil and natural gas properties have been and will continue to be affected by changes in oil and gas prices. Oil and gas prices are subject to seasonal and other fluctuations that are beyond the Company's ability to control or predict.

     During 1995 and 1996, the Company hedged crude oil and natural gas prices through the use of commodity swap agreements in an effort to reduce the effects of the volatility of the price of crude oil and natural gas on the Company's operations. These agreements involved the receipt of fixed-price amounts in exchange for variable payments based on NYMEX prices and specific volumes. In connection with the commodity swap agreements, the Company may also enter into basis swap agreements to reduce the effects of unusual fluctuations between prices actually received at the wellhead and NYMEX prices. Through the use of commodity price and basis swap agreements, the Company can fix the price to be received for specified volumes of production to the commodity swap price less the basis swap price. The differential to be paid or received, under the swap agreement, is accrued in the month of the related production and recognized as a component of crude oil and natural gas sales. The Company does not hold or issue financial instruments for trading purposes.

     While the use of hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable movements. All hedging has been accomplished pursuant to swap agreements based upon standard forms. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity being hedged. Credit risk related to hedging activities is managed by requiring minimum credit standards for counter parties, periodic settlements, and market to market valuations. The Company has not been required to provide collateral relating to hedging activities. At September 30, 1997, the Company had no hedging or basis swap agreements outstanding. During the twelve months ended December 31, 1996 and the nine months ended September 30, 1997, the Company recognized a net gain of $20,315 and $0, respectively, related to hedging transactions.

     At September 30, 1997, the Company had entered into forward sales contracts with three purchasers covering approximately 15 Mmcf of natural gas per day which represented approximately 25% of its average daily production at that time. Contracts covering 8 Mmcf per day expire in March 1998 and contracts covering 7 Mmcf per day expire in March 1999. Deliveries under these contracts are priced based on NYMEX prices less a differential whereby the Company may fix the price for deliveries under these contracts at any time three days prior to the close of the then current contract based on the NYMEX prices at that time. The Company pays the cost of transportation of the natural gas to the delivery point specified in the contracts. At September 30, 1997 the Company had fixed the prices of a total of approximately 921 Mmcf of natural gas to be delivered in October and November 1997 at an average price of $3.014 per Mcf.

     Although certain of the Company's costs and expenses are affected by the level of inflation, inflation has not had a significant effect on the Company's results of operations during the three months ended September 30, 1997 and 1996.

YEAR 2000 MODIFICATIONS

     The Company has reviewed its computer systems in order to evaluate necessary modifications for the year 2000 and expects that it will not incur material expenditures to complete any such modifications.

                            BUSINESS AND PROPERTIES

GENERAL

     The Company was incorporated under the laws of the State of Delaware on November 20, 1990. Effective June 11, 1991, Big Piney Oil and Gas Company ("Big Piney") and VP Oil, Inc. ("VP") merged with and into the Company. On August 29, 1996, Alexander was merged with and into a wholly-owned subsidiary of the Company, which subsidiary was merged with and into the Company on December 31, 1996.

     NEG is an independent energy company engaged in the acquisition, exploitation, development, exploration and production of oil and natural gas properties in major producing basins in Texas, Oklahoma, Arkansas, Mississippi, Alabama and offshore in the Gulf of Mexico. By acquiring properties with significant reserve and production enhancement potential primarily in these areas and focusing its efforts on the subsequent exploitation and development of those properties, the Company has substantially increased its reserves, production and cash flow from operations. The Company generally seeks to acquire properties where it can act as operator and that have a balance between oil and natural gas with a mix of both short and long reserve lives. As a result of several acquisitions in 1996, which substantially increased its reserve and property base, the Company has implemented a comprehensive capital expenditure program to enhance existing production and convert Proved Undeveloped Reserves to Proved Developed Producing Reserves through development drilling, workovers, recompletions and other production enhancement activities. As a complement to these efforts, the Company has also developed an exploration program that, in conjunction with other industry partners, is concentrating primarily on onshore prospects in Texas, Louisiana, Mississippi and Alabama, and offshore Gulf of Mexico prospects in shallow state waters in Texas.

     At December 31, 1996, the Company had estimated Proved Reserves, as determined from reserve reports prepared by Netherland & Sewell, of 181.7 Bcfe with a PV10% at that date of approximately $292 million. The reserves were approximately 71% natural gas and approximately 57% Proved Developed Reserves. At September 30, 1997, the Company estimates that approximately 62% of its reserves were natural gas.

     As a result of its acquisition, exploitation, development and exploration activities, the Company has achieved substantial growth as evidenced by:

     - An increase in estimated net Proved Reserves from 6.8 Bcfe at December 31, 1991 to 181.7 Bcfe at December 31, 1996.

     - An increase in PV10% from approximately $6 million at December 31, 1991 to approximately $292 million at December 31, 1996.

     - An increase in average daily production from 1.2 Mmcfe for the year ended 1991 to 24.1 Mmcfe for the year ended 1996, and 58.2 Mmcfe for the quarter ended September 30, 1997.

     - An increase in EBITDA from approximately $0.3 million for 1991 to approximately $17 million for 1996, and approximately $28 million for the nine months ended September 30, 1997.

     - An increase in cash flow from operations before changes in operating assets and liabilities from $0.2 million for 1991 to approximately $14 million for 1996, and approximately $21 million for the nine months ended September 30, 1997.

BUSINESS STRATEGY

     The Company's strategy is to increase reserves, production, per share cash flow from operations and earnings through the Company's balanced program of acquisitions, exploitation and development drilling on its substantial property inventory, and a growing exploration program pursued in conjunction with industry partners. Management believes that the Company's recent acquisitions have provided a significant number of exploitation and development projects and will continue to provide it with additional exploration opportunities.

     The Company believes its emphasis on the factors described below will enhance its ability to achieve its long-term goals and objectives.

     Selective Acquisitions. The Company's primary source of growth to date has been its ability to identify and acquire properties or entities that allow it to increase reserves, production and cash flow from operations and provide continuing exploitation opportunities. From January 1, 1991 through September 30, 1997, the Company acquired approximately 206.3 Bcfe of net Proved Reserves (estimated at the time of their respective purchases) at an average cost per Mcfe of approximately $0.84. The Company's Merger with Alexander in 1996 added a significant amount of reserves and allowed the Company to expand its Mid-Continent and East Texas presence. The Company's acquisitions, including its purchase of the Bayou Sorrel properties where the Company has experienced recent exploration success, have provided the Company with a substantial inventory of exploitation, development and exploration opportunities. Consistent with its historical acquisition strategy, the Company expects to continue to focus on purchases of underdeveloped properties in its core areas of interest either through negotiated property acquisitions or acquisitions of other energy companies. As a result of its increased reserves, cash flow and operating base, the Company may seek to make larger acquisitions which meet its criteria.

     Exploitation and Development. During 1994, 1995 and 1996, the Company participated in the drilling of 63 Gross (54 Net) Development Wells. The Company has drilled 52 Gross (45 Net) Development Wells in the first nine months of 1997. All but five of the Development Wells drilled since 1993 were completed as commercially productive. The Company has increased its focus on the exploitation and development of its properties through development drilling, workovers, redrills, recompletions, potential waterfloods and other production enhancement techniques to maximize its reserves and production. As a result, the Company recently increased its 1997 budget to spend approximately $9 million in the last quarter of 1997 and an estimated $50 million for 1998 for development and exploitation activities, a major portion of which is targeted to develop Proved Undeveloped Reserves.

     Significant Operating Control. The Company generally prefers to operate and, except for its exploratory prospects, own a majority Working Interest in its oil and natural gas properties. This operating philosophy enables the Company to control the nature, timing and costs of exploration and development of its properties, as well as the marketing of the resulting production. At September 30, 1997, the Company operated approximately 568 of the 895 producing wells in which it owns an interest. In November 1997, the Company agreed to sell, for approximately $6 million, Working Interests in 274 nonstrategic producing wells, 103 of which were operated by the Company, bringing its total percentage of operated wells to approximately 75%.

     Low Operating Cost Structure. The Company seeks to increase its cash flow from operations by maintaining a low unit operating cost structure through its focus on increasing production while reducing nonstrategic interests and limiting its field operating and corporate overhead expenses. Through these efforts, the Company has reduced historical lease operating expenses per unit of production by approximately 46% from $0.70 per Mcfe produced for the year ended December 31, 1991 to $0.38 per Mcfe for the nine months ended September 30, 1997. During this same period, the Company decreased general and administrative expenses per unit of production by approximately 68% from $0.80 per Mcfe produced to $0.26 per Mcfe.

     Exploration Projects. To balance its relatively lower risk development and exploitation activities and to enhance its opportunities for growth, the Company will continue to emphasize exploratory drilling as an important aspect of its business. The Company seeks to reduce the greater risks normally associated with exploratory drilling by (i) allocating only a limited portion of its capital expenditure budget to exploration activities, (ii) limiting its Working Interests in exploratory prospects through participation by industry partners,
(iii) obtaining operational control of its exploratory prospects and (iv) utilizing advanced seismic and drilling technologies, including 3-D seismic surveys, where cost-effective. The Company's exploration program targets prospects with significant reserve potential, focusing primarily on its inventory of exploratory prospects in onshore Texas, Louisiana, Mississippi and Alabama and offshore Gulf of Mexico. During the years ended 1994, 1995 and 1996, the Company participated in drilling 12 Gross (4.3 Net) Exploratory Wells. During the nine months ended September 30, 1997, the Company participated in drilling 7 Gross (2.6 Net) Exploratory Wells. From 1994 through September 30, 1997, 5 Gross (2.2 Net) Exploratory Wells have been completed as commercially productive. This represents a 26% success rate for the Company's exploratory drilling. To supplement its internal prospect generation activities and to provide additional expertise in prospect generation and analysis for its exploration program, as well as to control prospect generation costs, the

Company has entered into the Sandefer Exploration Venture under which prospects in Louisiana, Texas and Mississippi are generated for NEG's consideration and Sandefer participates with the Company in the evaluation, marketing and sale of such prospects. The Company has budgeted approximately $5.5 million for the fourth quarter of 1997 and approximately $20 million in 1998 for exploration projects.

     Experienced Incentivized Management Team. The Company's Board of Directors, executive officers and technical staff have considerable industry expertise. As of November 19, 1997 the Board of Directors and executive officers collectively owned approximately 8% of the outstanding shares of Common Stock. All of the Company's directors, executive officers and key employees either own, or hold options to acquire, shares of Common Stock.

ACQUISITIONS

     Since its formation in 1990, the Company has actively engaged in the acquisition of producing oil and natural gas properties, primarily in Texas, Oklahoma, Arkansas, Louisiana and offshore in the Gulf of Mexico. See Note 2 to Notes to the Financial Statements.

                                                                      ESTIMATED
                                                                       PROVED
                                                                     RESERVES AT                       ESTIMATED
                                                                       DATE OF       ACQUISITION      ACQUISITION
                                                   LOCATION OF       ACQUISITION         COST            COST
DATES             PRINCIPAL SELLER             PRINCIPAL PROPERTIES   (BCFE)(1)    (IN MILLIONS)(2)   PER MCFE(2)
-----             ----------------             --------------------  -----------   ----------------   -----------
1991    Big Piney Oil & Gas Company..........  Wyoming                    3.1           $  1.9          $ 0.61
1992    TriSearch, Inc.......................  GAU                        6.1              4.1            0.67
1993    Oil Search Partnerships..............  GAU                        1.4              0.7            0.50
1993    Bligh Petroleum, Inc.................  GAU                       19.0              3.5            0.18
1994    Various Working Interest Owners......  GAU                        7.0              0.6            0.09
1995    Sierra 1994 Limited Partnership......  Cotton Valley trend       20.7              9.1            0.44
1995    Enron Oil and Gas Company............  New Mexico                 1.8              2.1            1.17
1995    Sierra Mineral Development L.C.......  Mustang Island             4.5              2.0            0.44
1996    C/A Limited..........................  Mustang Island             3.1              0.7            0.23
1996    UMC Petroleum Corporation(3).........  Mustang Island             1.3              1.0(3)         0.77
1996    Araxas Energy Corporation and
          O'Sullivan Oil and Gas Company,
          Inc................................  Lake Boeuf                17.5              7.2            0.41
1996    Alexander Energy Corporation.........  Anadarko Basin,
                                               Cotton Valley trend,
                                               Arkoma Basin             102.1            118.5(4)         1.16
1996    Panaco, Inc..........................  Bayou Sorrel              10.0              8.0(5)         0.80
1996    W & T Offshore, Inc..................  East Bayou Sorrel          0.3              3.4               *
1996    MCNIC Oil & Gas Company..............  East Bayou Sorrel          0.6              7.0               *
1997    John Hancock Mutual Life Insurance
          Company............................  Anadarko Basin,
                                               Cotton Valley trend,
                                               Arkoma Basin               7.8              4.0            0.51
                                                                        -----          -------          ------
        Total................................                           206.3           $173.8          $ 0.84(6)
                                                                        =====          =======          ======

---------------

 *  Not material.

(1) Estimated Proved Reserves at date of acquisition are based on reserve reports prepared for the specific acquisition or, if one was not prepare at the date of acquisition, are based on the first year end reserve report prepared following the acquisition date and adjusted for production subsequent to the date of acquisition.

(2) Does not include costs to develop these properties, which properties include a substantial amount of Proved Undeveloped Reserves.

(3) Acquisition cost does not include approximately $500,000 allocated to the related production facilities.

(4) Acquisition cost includes assumed indebtedness of approximately $49.0 million attributable to Alexander and excludes deferred income taxes of $21.8 million. See Note 2 to Notes to Consolidated Financial Statements.

(5) Acquisition cost does not include approximately $3.5 million allocated to the related production facilities the rights to produce hydrocarbons from
    depths below     feet.

(6) Represents weighted average cost per Mcfe for all acquisitions shown.

     The Company continually reviews potential acquisitions and anticipates making additional acquisitions if such properties fit into its overall business strategy. The Company does not have a budget specifically for acquisitions, however, since their timing and size cannot be predicted. As of the date of this Prospectus, the Company has no commitments, contracts, understanding or arrangements at the present time with respect to any material acquisitions.

DEVELOPMENT AND EXPLOITATION

     While acquisitions historically have been the primary focus of the Company's business strategy, the Company has accelerated the development and exploitation of its existing properties by drilling Development Wells, recompleting and reworking existing wells and, where appropriate, the potential implementation of Secondary Recovery projects, including waterfloods.

     Anadarko Basin. At December 31, 1996, approximately 40% (72.2 Bcfe) of the Company's Proved Reserves were located in the Anadarko Basin in west central Oklahoma. The Anadarko Basin is considered a mature natural gas producing province that is characterized by multiple producing horizons and relatively long reserve lives. Drilling a Producing Well on these locations not only gives the Company the opportunity to convert Proved Undeveloped Reserves to Proved Developed Producing reserves but it also potentially provides additional PUD locations on the Company's leasehold acreage.

     The Company's Anadarko properties have generally been drilled on 640 acre producing units. The Company was successful in demonstrating to Oklahoma regulators that deeper wells in the Anadarko Basin will not efficiently drain 640 acres and obtained authorization for increased density drilling on smaller acreage units. Further, under the forced pooling rules in Oklahoma, even if the Company is not the operator of the property for which increased density drilling has been approved, the Company may propose to drill and operate additional wells on the original production unit. Frequently this results in the proposing party owning a larger portion of newly drilled wells because other Working Interest owners may decline to participate and forced pooling occasionally results in the proposing party becoming the operator of the newly proposed wells. The Company intends to continue its increased density drilling strategy in the Anadarko Basin.

     As of December 31, 1996, the Company had identified 34 PDNP and 55 PUD drilling locations in the Anadarko Basin. The Company had budgeted to drill approximately 23 Gross (12.3 Net) Wells in the Anadarko Basin for the year ending December 31, 1997. During the nine months ended September 30, 1997, 12.0 Gross (8.0 Net) Wells have been drilled. The Company's 1998 capital expenditure budget provides for further development activity in the Anadarko Basin. The Company anticipates drilling at least 30 Gross (15.0 Net) Wells in the Anadarko Basin in 1998. These wells may produce in zones at depths ranging from 2,000 to 25,000 feet, although the Company's wells typically are completed in horizons ranging in depth between 7,000 and 15,000 feet.

     Cotton Valley Trend. At December 31, 1996, approximately 20% (36.7 Bcfe) of the Company's Proved Reserves were located in the Cotton Valley trend in Harrison and Rusk counties in East Texas. The Cotton Valley formation is generally 1,500 to 2,000 feet thick and is found at depths of 8,500 to 10,500 feet in the Company's area of interest. These properties produce from low permeability reservoirs that generally contain relatively long life natural gas reserves.

     The original development of the Cotton Valley trend was based upon 640 acre drilling spacing units, but historical production results have revealed that wells drilled on this spacing are generally insufficient to adequately drain the reservoir due to the low permeability of the formation. New studies have indicated that developing these tight formations on 80 acre spacing units more efficiently recovers reserves in this region. The Cotton Valley trend properties are now subject to revised field rules established by the Texas Railroad Commission that permit drilling on 160 acre or, alternatively, on 80 acre spacing units, without obtaining a special ruling from the Texas Railroad Commission for each well. The Company has also been successful in obtaining the Texas Railroad Commission's approval to indefinitely suspend maximum allowable production rates. Due to incentives created to drill on certain leases of the Cotton Valley trend, production from some of the Company's Cotton Valley trend properties has qualified for severance tax abatements.

     As of December 31, 1996, the Company had identified 4 PDNP and 19 PUD locations in the Cotton Valley trend and had budgeted to drill and complete 12 Gross (12.0 Net) Wells for the year ended December 31, 1997. During the nine months ended September 30, 1997, the Company had drilled 10 Gross (9.8 Net) Wells. A significant portion of the cost to complete these wells is incurred due to the low permeability of interbedded sandstones and shales, which requires large hydraulic fracture stimulation, typically of multiple zones of the producing formation, to obtain the increased production levels necessary to make such wells commercially viable. The Company anticipates drilling 4 Gross (3.3
Net) wells in the Cotton Valley trend in 1998. All of these wells will be drilled on PUD locations where the Company owns in excess of 95% of the Working Interests in the drilling units.

     Goldsmith Adobe Unit. At December 31, 1996, approximately 14% (25.0 Bcfe) of the Company's Proved Reserves were located in the 7,880 acre GAU, which is in the Permian Basin located in West Texas. This production unit is operated by the Company and it owns approximately a 95% Working Interest in the GAU.

     Originally the GAU was drilled on 40 acre spacing units. Previous operators had drilled several wells on 20 acre spacing units and, based on the results of this drilling and 20 acre spacing development on adjoining leases, the Company began a drilling program in July 1994 to develop the GAU on 20 acre spacing units. The Company drilled six wells during 1994, 22 wells during 1995 and 28 wells in 1996.

     The Company had budgeted to drill an additional 29 Gross (27.5 Net) Wells in the GAU for the year ending December 31, 1997. During the nine months ended September 30, 1997, 19 Gross (18.0 Net) wells have been drilled. The Company's 1998 development and exploration capital expenditure budget provides for drilling 24 Gross (22.0 Net) Wells in the GAU in 1998. Typically, wells drilled by the Company in the GAU in 1997 were drilled to depths between 5,600 and 6,000 feet. As of September 30, 1997, the GAU had approximately 57 Infill Well locations if the unit were to be fully developed on 20 acre spacing.

     Data gained from the drilling and coring of new wells in the GAU suggest that the reservoir has Secondary Recovery potential. Waterflooding is one method of Secondary Recovery in which water is injected into an oil reservoir for the purpose of forcing oil out of the reservoir rock and into the bore of a producing well. The Company anticipates undertaking a waterflood project within the GAU in 1998 or 1999.

     Lake Boeuf. At December 31, 1996, approximately 8% (15.2 Bcfe) of the Company's Proved Reserves were located in the Lake Boeuf Field, Lafourche Parish, Louisiana, which reserves were acquired by the Company in September 1996. These reserves are principally Proved Undeveloped Reserves and are found in nine different horizons ranging in depths from 9,500 to 15,000 feet. The Company owns an approximate 87.5% Working Interest in the Lake Boeuf properties.

     The Company has drilled one PUD location in 1997 which appears to have commercially productive reserves in three different horizons. The well is currently being completed in the deepest of those horizons. One additional PUD location in the Lake Boeuf area is scheduled to be drilled in 1998.

     Arkoma Basin. At December 31, 1996, approximately 8% (14.9 Bcfe) of the Company's Proved Reserves were located in the Arkoma Basin in Eastern Oklahoma and Western Arkansas. These properties were acquired by the Company as a result of the Merger with Alexander. Most Arkoma Basin reserves are produced from formations at depths ranging from 3,000 to 8,000 feet.

     As of December 31, 1996, the Company had identified three PDNP and eleven PUD locations in the Arkoma Basin and had budgeted to drill and complete 8 Gross (3.7 Net) Wells for the year ended December 31, 1997. During the nine months ended September 30, 1997, the Company had drilled 7 Gross (4.0 Net) Wells. The Company's 1998 capital expenditure budget provides for drilling at least 7 Gross (4.0 Net) Wells in 1998. The typical Arkoma Basin well is drilled to a total of approximately 7,500 feet.

     East Bayou Sorrel. The East Bayou Sorrel area is located approximately eighty miles west of New Orleans, in Iberville Parish, Louisiana, in the Atchafalaya River Basin. The topography of the surface is river swamp and all work must be done with barge mounted drilling rigs and boats. Production platforms are mounted on pilings. The Company became involved in this area in January 1996, through the Sandefer Exploration Venture, when it participated in the successful exploratory test of the Schwing #1 well. This discovery well was drilled to a total depth of approximately 14,000 feet on the eastern flank of the old Bayou Sorrel Field which was discovered by Shell Oil Company in 1954 (the "Shell Bayou Sorrel Field"). The Shell Bayou Sorrel Field was drilled in the 1950s and 1960s, with a total of 87 wells drilled and produced in twenty-eight different horizons ranging in depths from 7,000 to 11,100 feet and in geological age from the Lower Miocene to the Upper Oligocene. The target formations of the Company's exploration prospects in this area range from 11,000 to 14,000 feet and include the Marg Vag, Marg Howeii, Cib Haz, and Marg Tex zones and range in geological age from the Upper Oligocene to the Lower Oligocene.

     Following the successful test of the East Bayou Sorrel, Schwing #1, the Company increased its original 17% Working Interest in the well to 60% through a series of acquisitions in 1996 from two other Working Interest owners. In October 1996, the Company acquired a 14% Working Interest in the Schwing #1 from W&T Offshore, Inc. In December 1996, the Company acquired a 29% Working Interest in the Schwing #1 from MCNIC Oil & Gas, increasing the Company's Working Interest in this well to 60%.

     In November 1996, the Company acquired 100% of the Shell Bayou Sorrel Field, adjacent to the Schwing #1 discovery well, from Panaco, Inc., who had acquired the field from Shell. The Bayou Sorrel Acquisition included 10 wells producing approximately 325 barrels of oil per day and 18 shut in wells, along with approximately 2,000 leasehold acres held by production and production facilities capable of handling 20,000 barrels of oil per day, 50,000 Mcf of natural gas per day and salt water disposal capacity of 30,000 barrels of water per day.

     In addition, the Company has acquired leases adjacent to the Bayou Sorrel and East Bayou Sorrel Fields which, in total, give the Company a current leasehold position of 5,727 Gross (5,265 Net) Acres in the area. The Company has undertaken a complete geologic and engineering study of the Bayou Sorrel area, which includes a proprietary 3-D seismic survey of at least fifty square miles encompassing the Bayou Sorrel lease position. For the year ended December 31, 1997, the Company had budgeted to drill two wells in the East Bayou Sorrel prospect offsetting the Schwing #1 and one new Exploratory Well on the adjacent leases. During the nine months ended September 30, 1997, 1 Gross (.6 Net) Well had been successfully drilled and completed. The additional well planned was spudded in October 1997 and the Company anticipates this well will be completed before the end of 1997. The Company's 1998 capital expenditure budget provides for further activities in the Bayou Sorrel area.

EXPLORATION

     The Company seeks to balance its strategy of acquiring and exploiting mature but underdeveloped reserves by dedicating a portion of its capital expenditure budget to higher potential, higher risk exploration opportunities. During the years ended 1994, 1995 and 1996, the Company participated in drilling 12 Gross (4.3 Net) Exploratory Wells. During the nine months ended September 30, 1997, the Company participated in drilling 7 Gross (2.6 Net) Exploratory Wells. From 1994 through September 30, 1997, 5 Gross (2.2 Net) Exploratory Wells have been completed as commercially productive. This represents a 26% success rate for the Company's exploratory drilling. The Company has budgeted approximately $5.5 million for the fourth quarter of 1997 and approximately $20 million for its 1998 exploration program. The Company expects that its exploratory projects will be concentrated in Gulf Coast areas, both onshore and offshore.

     Sandefer Exploration Venture. On January 1, 1996 the Company entered into the Sandefer Exploration Venture to develop exploration prospects for the Company in certain areas. During the term of the agreement the venture will generate exploration prospects and will submit leasing and drilling proposals to the Company for a monthly retainer fee. Of the 7 Gross (2.5 Net) Exploratory Wells drilled during the nine months ended September 30, 1997 the Company had drilled 2 Gross (.9 Net) Wells as part of the Sandefer Exploration Venture. Of the 2 wells drilled, 1 Gross (.4 Net) Well was completed as commercially productive. In addition, the Company is currently drilling 2 Gross (.9 Net) Wells as part of the Sandefer Exploration Venture. The Company's 1998 drilling budget includes amounts for further exploration activities on Sandefer-related prospects. When the Company accepts a drilling proposal generated by the Sandefer Exploration Venture, Sandefer receives an Overriding Royalty Interest in leases acquired by the Company in the defined prospect area and, upon payout of specified costs incurred on a prospect, may have the right to receive a deferred leasehold interest.

     Greater Bayou Sorrel Area. In addition to the development and exploratory projects in East Bayou Sorrel, discussed above, the Company has three other exploration prospects in the Greater Bayou Sorrel area; Northeast Bayou Sorrel, Berry Bayou and Northwest Bayou Sorrel. The Company is currently shooting a 3-D seismic survey over the Greater Bayou Sorrel area. The interpretations of the 3-D seismic data allow the Company to finalize drilling locations for these three prospects. The Greater Bayou Sorrel area has produced and continues to produce significant oil and gas. Because of the difficult topography very little seismic data has been acquired before the Company's 3-D survey and the Company believes there could be several other prospects identified by the 3-D survey. The Company has approximately 34,000 acres either under lease, seismic option to lease or seismic permit within the Greater Bayou Sorrel area.

     Mustang Island. The Mustang Island area located in shallow state waters in offshore Nueces County, Texas is another principal area of focus for the Company's exploration program. The Company purchased, processed and interpreted 500 line miles of 2-D seismic data which was used in assessing and acquiring acreage and production in the area. As a result, the Company has acquired 100% of approximately 18,000 acres of leases, majority interests in 7 producing wells, 11 miles of pipeline and an onshore tank facility. In addition, the Company is participating in a 3-D seismic survey over the area which will provide 90 square miles of data in early 1998. An extensive drilling program is anticipated following the Company's analysis of the 3-D data.

Other Exploratory Activities

     The Company has several other exploration prospects in its inventory. The prospects are in various stages of development with two wells scheduled for drilling during the first and second quarters of 1998.

OIL AND NATURAL GAS PROPERTIES

     The estimated reserves and related future net revenues are based upon reports prepared by independent petroleum engineers. For the year December 31, 1996 the reports were prepared by Netherland & Sewell. All of the Company's reserves are located in the continental United States. Each of the reserve reports was prepared using constant prices and costs in accordance with the published guidelines of the Commission. Substantially all of the Company's oil and natural gas properties are subject to liens, and the remaining oil and natural gas properties are subject to a negative pledge pursuant to the Revised Credit Facility.

     The net weighted average prices used in the Company's reserve reports at December 31, 1994, 1995 and 1996 were $16.59, $18.71 and $25.36 per barrel of oil, respectively, and $1.62, $1.91 and $3.72 per Mcf of natural gas, respectively.

     All reserves are evaluated at contract temperature and pressure which can affect the measurement of natural gas reserves. Operating costs, development costs and certain production-related and ad valorem taxes were deducted in arriving at the estimated future net cash flows. No provision was made for income taxes. The following estimates set forth reserves considered to be economically recoverable under normal operating methods and existing conditions at the prices and operating costs prevailing at the dates indicated above. The estimates of the PV10% from future net cash flows differ from the Standardized Measure of discounted future net cash flows set forth in the notes to the Financial Statements of the Company, which is calculated after provision for future income taxes. There can be no assurance that these estimates are accurate predictions of future net cash flows from oil and natural gas reserves or their present value.

     Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve reports of other engineers might differ from the reports contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues; Significant Undeveloped Reserves."

     No estimates of Proved Reserves of oil and natural gas have been filed by the Company with, or included in any report to, any United States authority or agency (other than the Commission) since December 31, 1996.

     The following table sets forth certain information for the Company's total Proved Reserves of oil and natural gas and the PV10% of estimated future net revenues from such reserves, at December 31, 1996, as prepared by Netherland & Sewell. Also presented is the Standardized Measure of the Company's total Proved Reserves of oil and natural gas.

                                                               AS OF DECEMBER 31, 1996,
                                                  --------------------------------------------------
                                                                         NATURAL
                                                             NATURAL       GAS
                                                    OIL        GAS      EQUIVALENT        PV10%
                                                  (MBBLS)    (MMCF)      (MMCFE)      (IN THOUSANDS)
                                                  -------    -------    ----------    --------------
Proved Developed Reserves.....................     4,384      77,497     103,801         $179,571
Proved Undeveloped Reserves...................     4,419      51,373      77,887          112,102
                                                   -----     -------     -------         --------
Total Proved Reserves.........................     8,803     128,870     181,688         $291,673
                                                   =====     =======     =======         ========
Standardized Measure..........................                                           $229,780
                                                                                         ========

PRINCIPAL AREAS OF OPERATIONS

     The following table sets forth for the Company's principal areas of operation, the Company's Proved Reserves of oil and natural gas and PV10% of the estimated future net revenue from such reserves at December 31, 1996.

                                                                NATURAL
                                       OIL AND      NATURAL       GAS
                                      CONDENSATE      GAS      EQUIVALENT        PV10%          % OF
              FIELD                    (MBBLS)      (MMCF)      (MMCFE)      (IN THOUSANDS)    TOTAL
              -----                   ----------    -------    ----------    --------------    ------
Onshore:
  Anadarko Basin, OK..............      2,270        58,547      72,168         $111,214        38.13%
  Cotton Valley Trend, TX.........        244        35,239      36,701           50,666        17.37
  Goldsmith Adobe Unit, TX........      3,538         3,804      25,035           34,575        11.85
  Lake Boeuf, LA..................      1,510         6,141      15,200           30,850        10.58
  Arkoma Basin, OK and AR.........         --        14,894      14,894           25,016         8.58
  Bayou Sorrel, LA................        573         1,848       5,288           13,899         4.77
  Other Onshore...................        495         4,433       7,399           16,727         5.73
                                        -----       -------     -------         --------       ------
          Total Onshore...........      8,630       124,906     176,685          282,947        97.01
                                        -----       -------     -------         --------       ------
Offshore:
  Mustang Island..................        173         3,964       5,003            8,726         2.99
                                        -----       -------     -------         --------       ------
          Total...................      8,803       128,870     181,688         $291,673       100.00%
                                        =====       =======     =======         ========       ======

OIL AND NATURAL GAS PRODUCTION AND PRODUCTION ECONOMICS

     The following table shows the approximate net production attributable to the Company's oil and natural gas interests, the average sales price per barrel of oil and Mcf of natural gas produced, the average LOE and DD&A rates and the G&A costs attributable to the Company's oil and natural gas production for the periods indicated. Except for pro forma data, production and sales information relating to properties acquired or disposed of is reflected in this table only since or up to the closing date of their respective acquisition or sale and may affect the comparability of the data between the periods presented.

                                                                             NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                               --------------------------    -----------------
                                                1994      1995      1996      1996      1997
                                               ------    ------    ------    ------    -------
Net Production:
  Oil (Mbbls)................................     116       283       522       344        790
  Natural gas (Mmcf).........................     621     1,753     5,681     2,997      9,853
  Natural gas equivalent (Mmcfe).............   1,315     3,454     8,811     5,060     14,594
Average sales price:
  Oil (per Bbl)..............................  $16.01    $17.22    $21.70    $20.62    $ 19.70
  Natural gas (per Mcf)......................    2.11      1.70      2.29      2.04       2.29
  Natural Gas Equivalent (per Mcfe)..........    2.40      2.28      2.75      2.60       2.61
LOE (per Mcfe)...............................     .92       .50       .42       .41        .38
DD&A (per Mcfe)..............................     .70       .91      1.11      1.02       1.13
G&A (per Mcfe)...............................     .75       .51       .34       .38        .26

PRODUCTIVE WELL SUMMARY

     The Company's production of oil and natural gas is primarily derived from wells located in Texas, Oklahoma and New Mexico. The following table sets forth the Company's interests in Productive Wells, by state, as of December 31, 1996:

                                                    OIL           NATURAL GAS          TOTAL
                                               --------------    --------------    --------------
                    FIELD                      GROSS     NET     GROSS     NET     GROSS     NET
                    -----                      -----    -----    -----    -----    -----    -----
Onshore:
  Anadarko Basin, OK.........................   204      96.1     268     115.7     472     211.8
  Cotton Valley Trend, TX....................     2       1.4      25      21.4      27      22.8
  GAU, TX....................................   114     108.2      --        --     114     108.2
  Lake Boeuf, LA.............................     1        .9      --        --       1        .9
  Arkoma Basin, OK and AR....................    --        --     119      35.7     119      35.7
  Bayou Sorrel, LA...........................    16      15.3      --        --      16      15.3
  Other Onshore..............................    50      20.4      30       6.1      80      26.5
                                                ---     -----     ---     -----     ---     -----
          Total Onshore......................   387     242.3     442     178.9     829     421.2
Offshore:
  Mustang Island, TX.........................     1         1       3       1.7       4       2.7
                                                ---     -----     ---     -----     ---     -----
               Total.........................   388     243.3     445     180.6     833     423.9
                                                ===     =====     ===     =====     ===     =====

     In November 1997, the Company agreed to sell, for approximately $6 million, its Working Interest in 274 nonstrategic producing wells, 103 of which were operated by the Company, bringing its total percentage of operated properties to approximately 75%.

LEASEHOLD ACREAGE

     The following table shows the approximate Gross and Net Acres in which the Company had a leasehold interest as of December 31, 1996:

                                                 DEVELOPED ACREAGE    UNDEVELOPED ACREAGE
                                                 -----------------    --------------------
                     FIELD                        GROSS      NET       GROSS        NET
                     -----                       -------    ------    --------    --------
Onshore:
  Anadarko Basin, OK...........................  106,771    42,622       8,990       4,935
  Cotton Valley Trend, TX......................    4,761     4,410       1,567       1,455
  GAU, TX......................................    4,720     4,482       3,160       3,007
  Lake Boeuf, LA...............................      143       125         945         827
  Arkoma Basin, OK and AR......................   43,365    14,576       1,144          72
  Bayou Sorrel, LA.............................    2,426     2,426       1,654       1,553
  Other Onshore (1)............................   21,856     5,209      29,936      24,498
                                                 -------    ------      ------      ------
          Total Onshore........................  184,042    73,850      47,396      36,347
Offshore:
  Mustang Island, TX...........................    6,045     3,530       7,765       7,765
                                                 -------    ------      ------      ------
          Total................................  190,087    77,380      55,161      44,112
                                                 =======    ======      ======      ======

---------------

     (1) Includes acreage in Colorado, Kansas, Louisiana, Oklahoma, Nebraska, New Mexico and Wyoming.

     During 1997, the Company purchased additional leaseholds in 4,000 Gross and Net Acres in the Mustang Island area for approximately $1.1 million, and in 1,647 Gross (1286 Net) Acres in the Greater Bayou Sorrel Area for approximately $8.3 million and 4,435 Gross (4,107 Net) Acres in four other exploratory prospects for approximately $1.5 million.

     Substantially all of the Company's producing oil and natural gas properties are located on leases held by the Company for an indeterminate number of years for so long as production is maintained. All of the Company's non-producing acreage is held under leases from mineral owners or a government entity which expire at varying dates. The Company is obligated to pay annual delay rentals to the lessors of certain properties in order to prevent the leases from terminating. Because substantially all of the Company's Undeveloped Acreage was held by production, annual delay rentals for 1996 were nominal; however, such delay rentals were approximately $1.5 million for the nine months ended September 30, 1997, and could increase in future periods due to the Company's accelerated lease acquisition activities.

DRILLING ACTIVITY

     The following table sets forth development and exploration drilling results for the years ended December 31, 1994, 1995 and 1996. Since December 31, 1996 through September 30, 1997 the Company has drilled 53 Gross (44.3 Net) Development Wells and 7 Gross (2.6 Net) Exploratory Wells.

                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                       1994            1995             1996
                                                   ------------    -------------    -------------
                                                   GROSS    NET    GROSS    NET     GROSS    NET
                                                   -----    ---    -----    ----    -----    ----
Development
  Productive.....................................    9      6.4     24      20.7     28      25.6
  Non-productive.................................   --      --       1        .6      1        .2
                                                    --      ---     --      ----     --      ----
          Total..................................    9      6.4     25      21.3     29      25.8
Exploratory
  Productive.....................................   --      --      --        --      3       1.4
  Non-productive.................................    2      1.0      2        .8      5       1.1
                                                    --      ---     --      ----     --      ----
          Total..................................    2      1.0      2        .8      8       2.5
                                                    --      ---     --      ----     --      ----
Combined Total...................................   11      7.4     27      22.1     37      28.3
                                                    ==      ===     ==      ====     ==      ====

TITLE TO OIL AND NATURAL GAS PROPERTIES

     The Company has acquired interests in producing and non-producing acreage in the form of Working Interests, Royalty Interests and Overriding Royalty Interests. To reduce the Company's financial exposure in any one exploratory prospect, the Company often acquires less than 100% of the Working Interest in a prospect. Working Interests held by the Company may, from time to time, become subject to minor liens. Furthermore, updated title opinions may not be received prior to the acquisition of a producing oil and natural gas property. It is contemplated, however, that investigations will be made in accordance with standard practices in the industry before the acquisition of such properties and before drilling.

     The Company generally acquires a leasehold interest in the properties to be explored. The leases grant the lessee the right to explore for and extract oil and natural gas from a specified area. Rentals usually consists of fixed annual charges prior to production and, once production has been established, a royalty based upon the gross proceeds from the sale of oil and natural gas. Once wells are drilled, a lease generally continues as long as production of oil and natural gas continues. In some cases, leases may be acquired in exchange for a commitment to drill or finance the drilling of a specified number of wells to predetermined depths.

PRODUCTION AND SALES PRICES

     The Company's production of oil and natural gas is derived solely from its activities in the continental United States. The Company is not obligated to provide a fixed and determinable quantity of oil and/or natural gas in the future under existing contracts or agreements. The Company does not plan to refine or process the oil and natural gas it produces, but plans to sell the production to unaffiliated oil and natural gas purchasing companies in the area in which it is produced. The Company expects to sell crude oil on a market price basis and to sell natural gas under contracts to both interstate and intrastate natural gas pipeline companies. The Company currently sells a significant portion of its oil pursuant to a contract with Plains. See "-- Markets and Customers."

CONTROL OVER PRODUCTION ACTIVITIES

     The Company operated 568 of the 895 producing wells in which it owns an interest as of December 31, 1996. In November 1997, the Company agreed to sell, for approximately $6 million, its Working Interest in 274 nonstrategic producing wells, 103 of which were operated by the Company, bringing its total percentage of operated properties to approximately 75%. The non-operated properties are operated by unrelated third parties pursuant to operating agreements which are generally standard in the industry. Significant decisions about operations regarding non-operated properties may be determined by the outside operator rather than by the Company. If the Company declines to participate in additional activities proposed by the outside operator under certain operating agreements, the Company will not receive revenues from, and/or will lose its interest in the activity in which it declined to participate.

FACTORS BEYOND THE COMPANY'S CONTROL

     Although demand for oil is steady, there are seasonal variations in the demand for natural gas. The Company's oil and natural gas business is also affected by factors which are beyond its control and the exact effects of which cannot be accurately predicted. These factors may include war in countries other than the United States, the extent of domestic production, imports of crude oil, production by and agreements among OPEC members, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuel, government regulation of prices, production, transportation and marketing, fluctuating supply and demand, regulation and other matters affecting the supply and demand for crude oil and natural gas.

MARKETS AND CUSTOMERS

     The availability of a ready market for any oil and natural gas produced by the Company and the prices obtained for such oil and natural gas depends upon numerous factors beyond its control, including the demand for and supply of oil and natural gas, fluctuations in production and seasonal demand, proximity of the wells to adequate transmission facilities, weather conditions, economic conditions, and the effects of state and federal governmental regulations on the import, production, transportation and sale of oil and natural gas. The occurrence of any factor which affects a ready market for the Company's oil and natural gas or reduces the price obtained for such oil and natural gas may adversely affect the Company.

     A large percentage of the Company's oil and natural gas sales are made to a small number of purchasers. During the year ended December 31, 1995, two suppliers, Plains and Energy Source, Inc., accounted for approximately 59% of the Company's oil sales and 11% of its natural gas sales. During 1996, Plains accounted for 83% of the Company's oil sales, while Crosstex and GPM accounted for 23% and 22%, respectively, of the Company's natural gas sales. For the nine months ending September 30, 1997 Plains accounted for 89% of the Company's oil sales and Crosstex, GPM and Fina Natural Gas Company accounted for 23%, 16% and 11%, respectively, of the Company's oil sales. The agreement with Plains, entered into in 1993, provides for Plains to purchase the Company's oil pursuant to West Texas Intermediate posted prices plus a small premium. The Company does not believe that the loss of any customer would have a material and adverse effect on its business because, under prevailing market conditions, such customer could be replaced.

     A portion of the Company's natural gas production is sold pursuant to long term net-back contracts. Under net-back contracts, gas purchasers buy gas from a number of producers, process the gas for natural gas liquids and sell the liquids and residue gas. Each producer receives a fixed portion of the proceeds from the sale of the liquids and residue gas. The gas purchasers pay for transportation, processing and marketing of the gas and liquids and assumes the risk of contracting pipelines and processing plants in return for a portion of the proceeds of the sale of the gas and liquids. Many times, because the purchasers are marketing large volumes of hydrocarbons gathered from multiple producers, higher prices may be obtained for the gas and liquids. Further, a portion is sold on the spot market under short term (30 day or less) contracts. The remainder is sold under forward sales contracts (see "-- Hedging Risks"). The Company normally sells its oil under six month contracts. See "Risk
Factors -- Hedging Risks."

REGULATION

     General. The Company's oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or interpreted, the Company is unable to predict the future cost or impact of complying with such laws.

     Exploration and Production. The Company's exploration and development operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells; maintaining bonding requirements in order to drill or operate wells; and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandoning of wells. The Company's operations are also subject to various conservation regulations and rules to protect the correlative rights of subsurface owners. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of land and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Legislation in Oklahoma and regulatory action in Texas governs the methodology by which the regulatory agencies establish permissible monthly production allowables. This action has generated substantial controversy, especially at the federal level, and has been labeled as an attempt to reduce the total production of natural gas in order to increase natural gas prices. A recent attempt to enact a federal prohibition of these recent state proration rule initiatives was defeated, but various members of Congress and some federal regulators have declared an intent to monitor the states' actions very carefully. The Company cannot predict what effect possible change in prorationing regulations will have on its production and sales of natural gas.

     Certain of the Company's Oil and Natural Gas Leases are granted by the federal government and administered by various federal agencies. Such leases require compliance with detailed federal regulations and orders which regulate, among other matters, drilling and operations on these leases and calculation and disbursement of royalty payments to the federal government. The Mineral Lands Leasing Act of 1920 places limitations on the number of acres under federal leases that may be owned in any one state.

     Environmental Protection and Occupational Safety. The Company is subject to numerous federal, state and local laws and regulations governing the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas and impose substantial liabilities for pollution resulting from operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and natural gas production wastes as "hazardous wastes", which reclassification would make such wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost and effects of such compliance.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA such persons or companies may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Also, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by the hazardous substance released into the environment.

     In addition, the U.S. Oil Pollution Act of 1990 (the "OPA") and regulations promulgated pursuant thereto impose a variety of regulations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. The OPA establishes strict liability for owners of facilities that are the site of a release of oil into "waters of the United States." While OPA liability more typically applies to facilities near substantial bodies of water, at least one district court has held that OPA liability can attach if the contamination could enter waters that may flow into navigable waters.

     Stricter standards in environmental legislation may be imposed in the oil and gas industry as the result of the reclassification of certain oil and natural gas exploration and production wastes as "hazardous oil and gas wastes," which could make the reclassified wastes subject to more stringent and costly handling, disposal and clean-up requirements. The impact of any such requirements, however, would not likely be any more burdensome to the Company than to any other similarly situated company involved in oil and natural gas exploration and production.

     The Resource Conservation and Recovery Act ("RCRA") and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. RCRA, however, excludes from the definition of hazardous wastes "drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy." Because of this exclusion, many of the Company's operations are exempt from RCRA regulation. Nevertheless, the Company must comply with RCRA regulations for any of its operations that do not fall within the RCRA exclusion (such as painting activities or use of solvents).

     Because oil and natural gas exploration and production, and possibly other activities, have been conducted at some of the Company's properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances require remediation. In addition, the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. While the Company does not believe that costs to be incurred by the Company for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

     Additionally, in the course of the Company's routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and the Company incurs costs for waste handling and environmental compliance. Moreover, the Company is able to control directly the operations of only those wells for which it acts as the operator. Notwithstanding the Company's lack of control over wells owned by the Company but operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributable to the Company.

     The Company is also subject to laws and regulations concerning occupational safety and health. While it is not anticipated that the Company will be required in the near future to expend amounts that are material in the aggregate to the Company's overall operations by reason of occupational safety and health laws and regulations, the Company is unable to predict the ultimate cost of compliance.

     Marketing and Transportation. Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced by the Company and the manner in which such production is marketed. The transportation and sales for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA") and the Federal Energy Regulatory Commission ("FERC") regulations promulgated thereunder. Maximum selling prices of certain categories of natural gas, whether sold in interstate or intrastate commerce, previously were regulated pursuant to The Natural Gas Policy Act of 1978 ("NGPA"). The NGPA established various categories of natural gas and provided for graduated deregulation of price controls of several categories of natural gas and the deregulation of sales of certain categories of natural gas. All price deregulation contemplated under the NGPA has already taken place. Subsequently, the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act") terminated all remaining NGA and NGPA price and non-price controls on wellhead sales of domestic natural gas on January 1, 1993. While natural gas producers may currently make sales at uncontrolled market prices, Congress could re-enact price controls in the future.

     Commencing in late 1985, the FERC issued a series of orders (Order No. 436, Order No. 500 and related orders) that significantly altered the transportation and marketing of natural gas. Among other things, these regulations (i) required interstate pipelines that elect to transport natural gas for others under self-implementing authority to provide transportation services to all shippers on a non-discriminatory basis, and (ii) permitted each exiting firm sales customer of any such pipeline to modify over at least a five-year period, its existing purchase obligations. Although the regulations do not directly regulate natural gas producers such as the Company, the availability of non-discriminatory transportation services and the ability of pipeline customers to modify their existing purchase obligations under these regulations has greatly enhanced the ability of producers to market their natural gas directly to end users and local distribution companies. In this regard, access to markets through interstate pipelines is critical to the Company's marketing initiatives.

     In April 1992, the FERC issued its restructuring rule, known as Order No. 636 ("Order No. 636"), that has had a major impact on pipeline operations, services and rates. The most significant provisions of Order No. 636: (i) required interstate pipelines to provide firm and interruptible transportation solely on an "unbundled" basis, separate from their sales service, and to convert each pipeline's bundled firm sales service into unbundled firm transportation service; (ii) provided for the issuance of blanket certificates to pipelines to provide unbundled sales service giving all utility customers a chance to purchase their firm supplies from non-pipeline merchants; (iii) required that pipelines provide firm and interruptible transportation service on a basis that is equal in quality for all natural gas supplies, whether purchased from the pipeline or elsewhere; (iv) required that pipelines provide a new, non-discriminatory "no-notice" transportation service that largely replicates the "bundled" sales service previously provided by pipelines; (v) established two new, generic programs for the reallocation of firm pipeline capacity; (vi) required that all pipelines offer access to their storage facilities on a firm and interruptible basis; (vii) provided for pregranted abandonment of pipeline sales agreements, interruptible and firm short-term (defined as one year or less) transportation agreements and conditional pregranted abandonment of firm long-term transportation service; (viii) modified transportation rate design by requiring that all fixed costs related to transportation be recovered through the reservation charge; and (ix) provided mechanisms for the recovery by pipelines of certain transition costs occurring from implementation of Order No. 636.

     The rules contained in Order No. 636, as amended by Order No. 636-A (issued in August 1992) and Order No. 636-B (issued in November 1992) (collectively, "Order No. 636") are far reaching and complex. In addition, Order No. 636 and individual orders in restructuring proceedings are currently subject to court challenges. While Order No. 636 does not directly regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within the gas industry.

OPERATIONAL HAZARDS AND INSURANCE

     The Company's operations are subject to all of the risks inherent in oil and natural gas exploration, drilling and production. These hazards can result in substantial losses to the Company due to personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage or suspension of operations. The Company maintains insurance of various types customary in the industry to cover its operations. The Company believes it is insured prudently against certain of these risks. In addition, the Company maintains operator's extra expense coverage that provides coverage for the care, custody and control of wells drilled by the Company. The Company's insurance does not cover every potential risk associated with the drilling and production of oil and natural gas. The Company does, however, maintain levels of insurance customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges; however, 100% coverage is not maintained. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. The Company believes that it operates in compliance with government regulations and in accordance with safety standards which meet or exceed industry standards.

COMPETITION

     The oil and gas industry is intensely competitive in all of its phases, particularly with respect to the acquisition of desirable producing Oil and Natural Gas Leases and oil and natural gas companies with production. The Company, which is a small competitive factor in the industry, encounters strong competition from major oil companies, independent oil and natural gas concerns, and individual producers and operators, many of which have financial resources, staffs, facilities and experience substantially greater than those of the Company. Furthermore, in times of high drilling activity, exploration for and production of oil and natural gas may be affected by the availability of equipment, labor, supplies and by competition for drilling rigs. The Company cannot predict the effect these factors will have on its operations. The Company owns no drilling rigs, and it is anticipated that its drilling will be conducted by third parties. Furthermore, the oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

OFFICE SPACE

     The Company leases approximately 20,420 square feet of office space in Dallas, Texas. The Company also leases a small amount of office space in Houston, Texas for its business activities.

EMPLOYEES

     At November 10, 1997, the Company had 63 full-time employees Of the 63 employees, 9 are field related personnel. The Company does not have any collective bargaining agreements with employees and believes that relations with its employees are generally satisfactory.

LEGAL PROCEEDINGS

     On August 30, 1995, the Company filed a lawsuit in the District Court of Ector County, Texas, against R.E. Steakley in which the Company seeks to enjoin Mr. Steakley from interfering with its operations on the surface property controlled by Mr. Steakley. The lawsuit alleges tortious interference with the Company's access to its facilities and wrongful conduct with respect to the Company's personnel.

     On August 31, 1995, in a matter involving the same property described above, R.E. Steakley and N.M. Steakley filed a lawsuit in the District Court of Harris County, Texas, against Amoco Production Company, Phillips Petroleum Company, the Company and others. The lawsuit alleges certain environmental claims and related tortious and contractual claims and sought unspecified damages. On December 19, 1996, the court in Harris County, Texas, signed an order transferring the R.E. Steakley claim to the court in Ector County, Texas as a part of the Company's claim against R.E. Steakley. Subsequently, R.E. Steakley filed a Fourth Amended Original Answer and Original Counterclaims against the Company in Ector County District Court in which Mr. Steakley reasserts the claims filed in the Harris County Court action. The Company intends to vigorously defend against the suit and believes that it is operating the property in compliance with applicable environmental laws and regulations and believes, based on advice from legal counsel, that the ultimate resolution of the lawsuit will not have a material or adverse effect on the Company's financial condition or results of operations when taken as a whole.

     The Company is not a defendant in any additional pending legal proceedings other than routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the name, age (as of November 1, 1997) and present position with the Company for each of the Company's directors and executive officers:

                    NAME                       AGE      PRESENT POSITION WITH THE COMPANY(1)
                    ----                       ---      ------------------------------------
George B. McCullough.........................  72    Director, Chairman of the Board of
                                                     Directors
Norman C. Miller.............................  77    Director, Chairman of the Executive
                                                     Committee
Miles D. Bender..............................  60    Director, President and Chief Executive
                                                     Officer
Robert H. Kite...............................  43    Director
George N. McDonald...........................  64    Director
Robert V. Sinnott............................  58    Director
Elwood W. Schafer............................  69    Director
Jim L. David.................................  57    Director, Vice President, Exploration
Bob G. Alexander.............................  64    Director
Robert J. Mitchell...........................  50    Director
William T. Jones.............................  52    Senior Vice President, Operations
Gene W. Anderson.............................  54    Vice President, Land
Philip D. Devlin.............................  53    Vice President, General Counsel and
                                                     Secretary
Dewayne Cravens..............................  50    Vice President, Production and Engineering
Melissa H. Rutledge..........................  31    Chief Financial Officer, Chief Accounting
                                                       Officer and Controller

---------------

(1) Messrs. McCullough, Miller, Bender, Kite and McDonald have been Directors of the Company since December 17, 1990. Mr. Sinnott was appointed to the Board of Directors on June 3, 1994, and Mr. Schafer was appointed to the Board of Directors effective September 26, 1995. Messrs. Alexander, David and Mitchell were appointed to the Board of Directors on August 29, 1996. Pursuant to the terms of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, the holders of a majority of the outstanding shares of each series have the right to appoint one member of the Board of Directors at all times while such series are outstanding. Messrs. Mitchell, Schafer and Sinnott are the appointees to the Board of Directors of the holders of certain of the Outstanding Preferred Stock. Directors generally serve for a term of one year (until the next annual meeting of stockholders) and until their successors are duly elected and qualified, or until their death, resignation or removal.

     George B. McCullough. Effective December 17, 1990, Mr. McCullough was appointed Chairman of the Board of Directors. From July 20, 1990 to June 11, 1991, Mr. McCullough was a Director of Big Piney. From October 1986 to June 11, 1991, Mr. McCullough served as Chairman of the Board of Directors of VP. From 1948 to 1986, Mr. McCullough worked for Exxon Corporation ("Exxon"). Mr. McCullough was elected as a Vice President of Exxon in 1980. He was responsible for all employee relations for Exxon. Mr. McCullough holds B.A. and M.B.A. degrees from Tulane University.

     Norman C. Miller. Effective December 17, 1990, Mr. Miller was appointed a Director of the Company and to the office of Chairman of the Executive Committee of the Company. Mr. Miller is the President and owner of Incorp, Inc., a petroleum consulting firm. Mr. Miller had been a Director of Big Piney and Chairman of its Executive Committee from July 20, 1990 until June 11, 1991. From September 1988 to June 11, 1991, Mr. Miller had been a Director and Chairman of the Executive Committee of VP. Mr. Miller was President and CEO of Delhi International Oil Corporation ("Delhi") from 1974 to 1981. Delhi was listed on the American Stock Exchange and had operations in the United States, Australia, Canada, Columbia, Guatemala and Panama. Mr. Miller was a Director of Woodbine Petroleum, a public company, from 1983 to 1985. He received his B.S. degree in Geology from the University of Oklahoma.

     Miles D. Bender. Since December 17, 1990, Mr. Bender has been President, Chief Executive Officer and a Director of the Company. From July 20, 1990 to June 11, 1991, Mr. Bender served as President, Chief Executive Officer, Treasurer and a Director of Big Piney. Mr. Bender was President, Chief Executive Officer, Treasurer and a Director of VP from its inception in July 1986 until June 11, 1991. He was also President and a Director of Tierra Energy, Inc. from 1984 until 1990. From 1981 to 1984, he was general partner of Rio Colorado Mining, Ltd., which was engaged in the minerals and natural resources businesses. From 1970 to 1980, Mr. Bender was President and Chairman of the Board of Syncom Incorporated ("Syncom"), a publicly-held company that manufactured magnetic computer supplies. Syncom was listed on the Boston Stock Exchange. Mr. Bender received his B.A. degree from and attended law school at the University of Buffalo.

     Robert H. Kite. Effective December 17, 1990, Mr. Kite was appointed a Director of the Company. From November 1987 until June 11, 1991, Mr. Kite served as a Director of VP. Since 1980, Mr. Kite has been President and Chief Operating Officer of KFT, Ltd., a family-owned company with operations which include land holdings, industrial and commercial developments, and equity and commodity investments. He has also been Chief Executive Officer of Roamin' Korp., Inc. since 1982, which is engaged in the businesses of construction, recording, mining and equity investments. Mr. Kite graduated from Southern Methodist University with a B.S. degree in Psychology and Political Science.

     George N. McDonald. Effective December 17, 1990, Mr. McDonald was appointed a Director of the Company. For more than five years prior to June 11, 1991, Mr. McDonald was a Director of Big Piney, and, from 1982 to July 20, 1990, he served as Vice President of Big Piney. From July 20, 1990 until June 11, 1991, Mr. McDonald was a Director of VP. From 1973 to present, Mr. McDonald has been the President and Owner of Canyon Courts, Inc. From 1985 to present, Mr. McDonald has also been a Director of Ion Laser Technology, Inc. Mr. McDonald was also President of Ion Laser Technology, Inc. from 1985 to 1988, Chairman of the Board from 1985 to 1992 and Secretary from 1990 to 1992. Since 1988, Mr. McDonald has also been President/Owner of Medical Alignment Systems. From 1960 to 1972, Mr. McDonald was an account executive with Merrill Lynch Pierce Fenner and Smith Inc. and certain predecessor firms. Mr. McDonald holds B.S. and M.B.A. degrees from the University of Utah.

     Robert V. Sinnott. Effective June 3, 1994, Mr. Sinnott was appointed a Director of the Company. Mr. Sinnott has been Senior Vice President and Senior Investment Officer of KAIM Non-Traditional L.P. ("KAIM") since 1992. From 1986 to 1992, Mr. Sinnott was Vice President and Senior Securities Officer of Citicorp. From 1981 to 1986, Mr. Sinnott was Director of Corporate Finance at United Energy Resources. From 1976 to 1984, he was Vice President at Bank of America. Mr. Sinnott is on the Board of Directors of Glacier Water Services, Inc. vended water company listed on the American Stock Exchange ("AMEX"), and Plains, an AMEX listed oil and natural gas company. Mr. Sinnott received a Bachelor of Arts from the University of Virginia, and an MBA from the Graduate School of Business Administration at Harvard University.

     Elwood W. Schafer. Effective September 26, 1995, Mr. Schafer was appointed a Director of the Company. Mr. Schafer has been a consultant to KAIM since January 1993. Mr. Schafer was Managing Director and Chief Petroleum Engineer of Chemical Bank and its affiliate, Texas Commerce Bank, from December 1991 (when Chemical Bank and Manufacturers Hanover Trust merged) until July 1992. From 1974 until December 1991, Mr. Schafer worked for Manufacturers Hanover Trust and reached the position of Managing Director and Chief Petroleum Engineer. Mr. Schafer was Vice President and head of the oil department at the Bank of New York from 1970 until he joined Manufacturers Hanover Trust. From 1955 to 1970, Mr. Schafer worked at General American Oil Company. Prior to that he spent four years with Core Labs doing Rocky Mountain well-site geology. Mr. Schafer graduated from University of Illinois with a B.S. in geology.

     Jim L. David. Mr. David, a founder of Alexander, was appointed a Director and Vice President, Exploration of the Company when the Merger occurred on August 29, 1996. From 1980 until the Merger, Mr. David served as Executive Vice President of Alexander. From 1977 to 1980, Mr. David was employed as exploration manager for Reserve Oil, Inc., Northern Division. Mr. David served as Alaska chief geologist and senior staff geologist for Texas International from 1973 to 1976. Mr. David graduated with a bachelor of arts degree in geology from Louisiana Tech University and obtained a master of arts in geology from the University of Missouri.

     Bob G. Alexander. Mr. Alexander, a founder of Alexander, was appointed a Director of the Company when the Merger occurred on August 29, 1996. From 1980 until the Merger, Mr. Alexander served as Chairman of the Board, President and Chief Executive Officer of Alexander. From 1976 to 1980, Mr. Alexander was Vice President and General Manager of the Northern Division of Reserve Oil, Inc. and President of Basin Drilling Corp. (subsidiaries of Reserve Oil and Gas Company). Mr. Alexander attended the University of Oklahoma and graduated with a bachelor of science degree in geological engineering.

     Robert J. Mitchell. Effective August 29, 1996, Mr. Mitchell was appointed a Director of the Company. Mr. Mitchell has been Senior Vice President -- Finance of ACF Industries, Inc. since March 1995 and was Treasurer of ACF Industries Inc. from December 1984 to March 1995. Mr. Mitchell has also served as President and Treasurer of ACF Industries Holdings Inc. since August 1993 and as Vice President, Liaison Officer of Icahn & Co., Inc. since November 1984. From 1987 to January 1993, Mr. Mitchell served as Treasurer of TransWorld Airlines, Inc. and was the Treasurer of TransWorld Airlines, Inc. when it filed for reorganization under Chapter 11 of the United States Bankruptcy Code, as amended, in January 1992. Mr. Mitchell is also a director of Cadus Pharmaceutical Corporation, a Nasdaq listed pharmaceutical company, Marvel Holding, Marvel Entertainment and TOY BIZ.

     William T. Jones. Effective August 29, 1996, Mr. Jones was appointed Senior Vice President, Operations of the Company. From 1994 until such appointment, Mr. Jones was Vice President, Production and Engineering of the Company. After receiving a B.S. degree in Petroleum Engineering at Mississippi State University, Mr. Jones began his career with Shell Oil Company in June 1968 in Houston, Texas. In May 1973, Mr. Jones joined Tenneco Oil Company in Denver, Colorado. After Tenneco Oil, Mr. Jones held various engineering and management positions with several independent oil companies in Dallas and Ft. Worth, Texas before moving to Abilene to become Chief Operating Officer of Ard Drilling Company from July 1992 to June 1994.

     Gene W. Anderson. Mr. Anderson was appointed Vice President, Land effective March 17, 1997. Mr. Anderson has 29 years of land experience, both domestic and foreign. Most recently, Mr. Anderson was responsible for Enserch Exploration's land activities in South Louisiana. Prior to that he held the position of Onshore Land Manager at both Total Minatome Corporation in Houston and PG&E Resources (DALEN) in Dallas. He held these positions from 1989 through 1995. From 1975 to 1989, Mr. Anderson held various Land Management positions in Denver, including Vice President -- Land at Energetics Inc. from 1980 to 1984. Mr. Anderson's career began with Chevron in 1968 and continued until 1975. While at Chevron, Mr. Anderson held various land positions in both the Rockies and Mid Continent areas as well as three years on the land/legal staff of Chevron Overseas Petroleum. Mr. Anderson holds B.S. and J.D. degrees from the University of North Dakota.

     Philip D. Devlin. Effective March 1, 1997, Mr. Devlin was appointed Vice President and General Counsel of the Company and, effective March 20, 1997, the Board of Directors appointed him Secretary of the Company. From September 1984 to October 1994, Mr. Devlin served as Executive Vice President, General Counsel and Secretary for Sunrise Energy Services, Inc., a publicly-held natural gas marketing company. From October 1994 through February 1997, Mr. Devlin acted as President and Chief Executive Officer of Sunrise Energy Services, Inc. In July 1995, Sunrise Energy Services, Inc. filed to reorganize under Chapter 11 of the Bankruptcy Code and in February 1997 a Plan of Reorganization was confirmed by the Bankruptcy Court. Mr. Devlin is licensed by the State Bar of Texas, admitted to practice before the Supreme Court of the United States and is a past President and Director of the Natural Gas and Electric Power Association of North Texas. Mr. Devlin holds a B.A. degree and an M.A. degree from the University of California and J.D. degree with honors from California Western School of Law, San Diego, California.

     Dewayne Cravens. Effective August 25, 1997, Mr. Cravens was appointed Vice President, Production and Engineering. Prior to this appointment, Mr. Cravens was the Assistant Director of Permitting Services in the Oil and Gas Division of the Railroad Commission of Texas in Austin since 1996. After receiving a B.S. degree in General Engineering from Oklahoma State University in January 1970, Mr. Cravens began his career with Amoco Production Company in Hobbs, New Mexico. In February 1978, Mr. Cravens joined Andover Oil Company in Tulsa, Oklahoma, which was purchased by Santa Fe International Corporation in August 1982. Mr. Cravens was with Santa Fe Minerals, Inc. from 1982 through 1995. At the time of the sale of all their oil and gas assets by Santa Fe Minerals, Inc., Mr. Cravens was Senior Manager U.S. Operation.

     Melissa H. Rutledge. Effective November 1, 1997, Ms. Rutledge was appointed Chief Financial Officer of the Company. From August 1994 to the present time, Ms. Rutledge has acted as Controller and Chief Accounting Officer of the Company. From September 1991 to August 1994, Ms. Rutledge was a Senior Auditor for Ernst & Young LLP in Dallas. Ms. Rutledge received her B.B.A. degree in Accounting from Texas Tech University and is currently licensed as a CPA in the State of Texas.

     The executive officers of the Company are elected annually at the first meeting of the Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election and until his or her successor is duly elected and qualified, or until his or her death or resignation or until he or she shall have been removed in the manner provided in the Company's bylaws.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth, to the best knowledge of the Company, information as to the ownership of the Company's Common Stock and all series of Outstanding Preferred Stock held by (i) each person or entity who owns of record or who is known by the Company to own beneficially 5% or more of the outstanding shares of such class of stock, (ii) directors, and (iii) all directors and officers as a group, as of November 15, 1997. Except as otherwise indicated, ownership of shares by the persons named below includes sole voting and investment power held by such persons.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth as of November 15, 1997, the individuals or entities known to the Company to own more than 5% of the Company's outstanding shares of capital stock as set forth in certain filings made by such individuals or entities filed with the Commission.

                   NAME AND ADDRESS                                         NUMBER        % OF
                  OF BENEFICIAL OWNER                    TITLE OF CLASS    OF SHARES    CLASS (1)
                  -------------------                    --------------    ---------    ---------
Carl C. Icahn..........................................   Common Stock     8,512,544(2)   18.7%
  114 West 47th Street
  19th Floor
  New York, NY 10036
KAIM Non-Traditional, L.P..............................   Common Stock     4,414,068(3)    9.9%
  1800 Avenue of Stars
  Second Floor
  Los Angeles, CA 90067
Croft-Leominster, Inc..................................   Common Stock     2,161,710(4)    5.4%
  207 E. Redwood St.
  Suite 802
  Baltimore, MD 21202
KAIM Non-Traditional, L.P..............................     Series B          38,687(5)    100%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Arbco Associates, L.P..................................     Series B          13,928(6)     36%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Offense Group Associates, L.P..........................     Series B          11,607(5)     30%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Kayne, Anderson Non-Traditional Investments, L.P.......     Series B          10,832(5)     28%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Opportunity Associates L.P.............................     Series B           2,320(5)      6%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067

                   NAME AND ADDRESS                                         NUMBER        % OF
                  OF BENEFICIAL OWNER                    TITLE OF CLASS    OF SHARES    CLASS (1)
                  -------------------                    --------------    ---------    ---------
KAIM Non-Traditional, L.P..............................     Series C          23,000(6)    100%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Arbco Associates, L.P..................................     Series C           8,280(6)     36%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Offense Group Associates, L.P..........................     Series C           7,240(6)     32%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Kayne, Anderson Non-Traditional Investments, L.P.......     Series C           6,100(6)     27%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Opportunity Associates L.P.............................     Series C           1,380(6)      6%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Carl C. Icahn..........................................     Series D         100,000(2)    100%
                                                           Preferred
  114 West 47th Street                                       Stock
  19th Floor
  New York, NY 10036
KAIM Non-Traditional, L.P..............................     Series E           2,500(7)     21%
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067
Foremost Insurance Company.............................     Series E           7,500(8)     63%
                                                           Preferred
  5230 33rd Street, S.E.                                     Stock
  Grand Rapids, MI 49512
Topa Insurance Company.................................     Series E           2,000(8)     17%
                                                           Preferred
  c/o Kayne, Anderson Investment Management, Inc.            Stock
  1800 Avenue of Stars
  Second Floor
  Los Angeles, CA 90067
Kayne, Anderson Offshore Ltd...........................     Series E           2,500(7)     21%
  c/o KAIM Non-Traditional, L.P.
                                                           Preferred
  1800 Avenue of Stars                                       Stock
  Second Floor
  Los Angeles, CA 90067

---------------

(1) Based upon the 40,106,320 shares of Common Stock, 38,687 shares of issued and outstanding Series B Preferred Stock, 23,000 shares of issued and outstanding Series C Preferred Stock, 100,000 shares of issued and outstanding Series D Preferred Stock and 12,000 shares of issued and outstanding Series E Preferred Stock that are outstanding as of November 19, 1997. For each person or group, the percentages are calculated on the basis of the amount of outstanding securities of the particular class plus any securities that such person or group has the right to acquire within 60 days of November 15, 1997 pursuant to options, warrants, conversion privileges or other rights.

(2) High River, the record owner of these shares, is a Delaware limited partnership, and has pledged these shares to ING Capital. Riverdale Investors Corp., Inc. is a Delaware corporation and is the general partner of High River. Mr. Carl C. Icahn is the sole stockholder and a director of Riverdale. Riverdale's principal business address is 90 South Bedford Road, Mount Kisco, New York 10549, and Mr. Icahn's principal business address is c/o Icahn Associates Corp., 114 West 47th Street, 19th Floor, New York, New York 10036. Gascon Partners, a New York general partnership, an affiliate of Mr. Icahn, High River and Riverdate holds warrants to purchase 300,000 shares of Common Stock. The ownership figures in the table assume that all the shares of Series D Preferred Stock are converted and warrants for 1,000,000 shares of Common Stock are exercised. Riverdale and Mr. Icahn, by virtue of their relationships to High River and Gascon, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange
    Act) the shares which High River directly beneficially owns and the shares which Gascon has warrants to purchase. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. Mr. Robert J. Mitchell has been appointed a director of the Company as the representative of the holders of the Series D Preferred Stock. Mr. Mitchell does not have dispositive or voting power over any of the shares owned by High River.

(3) Richard A. Kayne ("Kayne") is President, Chief Executive Officer and Director of Kayne Anderson Investment Management Inc. ("KAIM") and of KA Associates, Inc., a registered broker/dealer. KAIM is the general partner of KAIM Non-Traditional, L.P. ("KAIM N-T"), a registered investment advisor which is the general partner of and investment advisor to the investment partnerships referred to in this footnote. Mr. Kayne is also a limited partner in each investment partnership and a general partner on one of them. Mr. Kayne and KAIM N-T have shared dispositive and voting power through investment partnerships for 38,687 shares of Series B Preferred Stock, 23,000 shares of Series C Preferred Stock, and 2,500 shares of Series E Preferred Stock, which may be converted at anytime into 2,380,738, 1,150,000 and 111,111 shares of Common Stock, respectively, and for warrants to purchase 217,000 shares of Common Stock. The percentage ownership figures in the table assume that all shares of Series B Preferred Stock, Series C Preferred Stock and Series E Preferred Stock are converted, the warrants to purchase 217,000 shares of Common Stock are exercised and 3,858,849 shares of Common Stock are issued, and such shares are added to the shares of Common Stock outstanding. Mr. Kayne disclaims beneficial ownership of the shares held by the investment partnerships in excess of the amount attributable to him by virtue of his direct interest as a limited or general partner and by virtue of his indirect interest in KAIM N-T's interest in the investment partnerships. KAIM N-T disclaims beneficial ownership of the shares held by the investment partnerships in excess of the amount attributable to them by virtue of their percentage interest in the investment partnerships. Mr. Robert V. Sinnott is Senior Vice President and Senior Investment Officer of KAIM N-T, and Mr. Elwood W. Schafer is a consultant to KAIM. Both are Directors of the Company; neither Mr. Sinnott nor Mr. Schafer have dispositive or voting power over any of these shares.

(4) Croft-Leominster, Inc. the record owner of the shares, is a Maryland corporation.

(5) For information on Richard A. Kayne, KAIM and KAIM N-T, see footnote (3) above. Arbco Associates L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T of 13,928 shares of Series B Preferred Stock, which is convertible at any time into 857,107 shares of Common Stock. Offense Group Associates has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for 11,607 shares of Series B Preferred Stock, which is convertible at any time into 714,276 shares of Common Stock. Kayne, Anderson Non-Traditional Investments has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for 10,832 shares of Series B Preferred Stock, which is convertible at any time into 666,584 shares of Common Stock. Opportunity Associates L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T of 2,320 shares of Series B Preferred Stock, which is convertible at any time into 142,769 shares of Common Stock.

(6) For information on Richard A. Kayne, KAIM and KAIM N-T, see footnote (3) above. Arbco Associates L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T of 8,280 shares of Series C Preferred Stock, which is convertible at any time into 414,000 shares of Common Stock. Offense Group Associates has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for 7,240 shares of Series C Preferred Stock, which is convertible at any time into 362,000 shares of

    Common Stock. Kayne, Anderson Non-Traditional Investments has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for 6,100 shares of Series C Preferred Stock, which is convertible at any time into 305,000 shares of Common Stock. Opportunity Associates L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T of 1,380 shares of Series C Preferred Stock, which is convertible at any time into 69,000 shares of Common Stock.

(7) For information on Richard A. Kayne, KAIM and KAIM N-T, see footnote (3) above. Arbco Associates, L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T of warrants for 96,250 shares of Common Stock. Offense Group Associates, L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for warrants for 47,250 shares of Common Stock. Kayne, Anderson Non-Traditional Investments, L.P. has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for warrants for 56,000 shares of Common Stock. Kayne, Anderson Offshore Limited has shared dispositive and voting power with Mr. Kayne, and KAIM N-T for 2,500 shares of Series E Preferred Stock, which is convertible at any time into 111,111 shares of Common Stock, and warrants for 17,500 shares of Common Stock.

(8) Foremost Insurance Company has dispositive and voting power for 7,500 shares of Series E Preferred Stock, which is convertible at any time into 333,333 shares of Common Stock, and warrants for 105,000 shares of Common Stock. Topa Insurance Company has dispositive and voting power for 2,000 shares of Series E Preferred Stock, which is convertible at any time into 88,888 shares of Common Stock, and warrants for 28,000 shares of Common Stock.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information concerning the beneficial ownership of the Company's capital stock as of November 15, 1997 by each of the Company's present directors and executive officers and certain other parties, and the directors and executive officers of the Company as a group, all as reported by each such person as of November 15, 1997.

             NAME AND ADDRESS                                               NUMBER         % OF
            OF BENEFICIAL OWNER                    TITLE OF CLASS          OF SHARES     CLASS(1)
            -------------------                    --------------          ---------     --------
Miles D. Bender............................         Common Stock           1,248,244(1)     3.1%
Bob G. Alexander...........................         Common Stock             400,002(2)     1.0%
Jim L. David...............................         Common Stock             432,889(3)     1.1%
George B. McCullough.......................         Common Stock             406,852(4)     1.0%
Robert H. Kite.............................         Common Stock             374,955(5)      --(7)
Norman C. Miller...........................         Common Stock             339,860(6)      --(7)
William T. Jones...........................         Common Stock             135,000(8)      --(7)
George N. McDonald.........................         Common Stock             125,523(9)      --(7)
Philip D. Devlin...........................         Common Stock              50,000(10)     --(7)
Melissa H. Rutledge........................         Common Stock              35,000(11)     --(7)
Robert V. Sinnott..........................         Common Stock              27,500(12)     --(7)
Elwood W. Schafer..........................         Common Stock               9,500(13)     --(7)
Robert J. Mitchell.........................         Common Stock                  --(14)     --(7)
Gene Anderson..............................         Common Stock                  --(15)     --(7)
Dewayne Cravens............................         Common Stock                  --(16)     --(7)
All officers and directors as a group
  (15 people)..............................         Common Stock           3,585,325(17)    8.9%
All officers and directors as a group
  (15 people)..............................  Outstanding Preferred Stock          --         --

---------------

 (1) Includes 1,098,244 shares held directly by Mr. Bender, 12,500 shares held in a trust for Mr. Bender's minor child and options to purchase 150,000 shares, but does not include options to purchase 950,000 shares which are not yet exercisable.

 (2) Includes 60,002 shares owned by Mr. Alexander's wife, Donna Ports Alexander, but does not include options to purchase 37,500 shares which are not yet exercisable. Mr. Alexander disclaims any beneficial interest in the shares owned by his wife.

 (3) Does not include options to purchase 30,000 shares which are not yet exercisable.

 (4) Includes 371,852 shares held directly by Mr. McCullough and immediately exercisable options to purchase 35,000 shares, but does not include options to purchase 52,500 shares which are not yet exercisable. Also does not include 5,405 shares owned by Mr. McCullough's sons, for which Mr. McCullough disclaims beneficial ownership.

 (5) Robert H. Kite is Chief Operating Officer and 33.0% beneficial owner of KFT, Ltd. and may be deemed to be the beneficial owner of shares held by KFT, Ltd. KFT, Ltd. holds 176,297 shares and Mr. Kite holds 171,158 shares directly. The share figure in the table also includes options to purchase 27,500 shares, but does not include options to purchase 32,500 shares which are not yet exercisable.

 (6) Mr. Miller owns 274,860 shares directly, and 50,000 shares through Incorp, Inc., of which Mr. Miller is owner. Includes options to purchase 15,000 shares, but does not include options to purchase 52,500 shares which are not yet exercisable.

 (7) Less than one percent.

 (8) Includes 50,000 shares held directly by Mr. Jones and options to purchase 85,000 shares, but does not include options to purchase 125,000 shares which are not yet exercisable.

 (9) Includes 118,023 shares held directly by Mr. McDonald and options to purchase 7,500 shares, but does not include options to purchase 32,500 shares which are not yet exercisable.

(10) Includes 50,000 shares of restricted Common Stock granted to Mr. Devlin, but does not include options to purchase 10,000 shares which are not yet exercisable.

(11) Includes 10,000 shares held directly by Ms. Rutledge and options to purchase 25,000 shares, but does not include options to purchase 35,000 shares which are not yet exercisable.

(12) Includes options to purchase 27,500 shares held by Mr. Sinnott, but does not include options to purchase 32,500 shares which are not yet exercisable.

(13) Includes 2,000 shares held directly by Mr. Schafer and options to purchase 7,500 shares, but does not include options to purchase 32,500 shares which are not yet exercisable.

(14) Does not include options to purchase 25,000 shares which are not yet exercisable.

(15) Does not include options to purchase 25,000 shares which are not yet exercisable.

(16) Does not include options to purchase 25,000 shares which are not yet exercisable.

(17) Includes a total of 3,205,325 shares held directly or indirectly by the executive officers and directors and options and warrants to purchase 380,000 shares which are exercisable within 60 days of November 19, 1997.

     Under the terms of the Series D Preferred Stock, a change in control of the Company may occur if any of the events occur that trigger the Series D Preferred Stock Contingent Voting Rights (as defined) to elect one-half of the Board of Directors plus one member and if such rights are exercised by such holder. See "Description of Capital Stock -- Series D Preferred Stock."

                              CERTAIN TRANSACTIONS

     The Company has entered into an agreement (the "IAC Agreement") with Icahn Associates Corp. ("IAC"), an affiliate of Carl C. Icahn, who is a beneficial owner of more than 5% of the Company's Common Stock. Pursuant to the IAC Agreement, IAC has agreed to commit $10 million to participate for specified interests in each of the prospects generated or acquired by the Company through September 30, 1998. Each party is entitled to certain rights of first refusal in the event that the other party decides to sell all or part of its participation interest in a prospect in which both parties are participating. As partial consideration for IAC's obligations under the participation agreement, the Company has also granted Gascon Partners, an affiliate of IAC, certain warrants, which will become exercisable no later than December 31, 1997 and will expire July 11, 2002, to purchase 300,000 shares of Common Stock at an exercise price of three dollars ($3.00) per share. See "Security Ownership of Certain Beneficial Owners and Management -- Security Ownership of Certain Beneficial Owners."

                  DESCRIPTION OF THE SERIES F PREFERRED STOCK

     The following is a summary of certain terms of the Series F Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation of the Company and Certificate of Designations to be filed with the Secretary of State of the State of Delaware setting forth the rights, preferences and limitations of the Series F Preferred Stock (the "Certificate of Designations"), a copy of which has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

     Under its Certificate of Incorporation, the Company has authority to issue 1,000,000 shares of preferred stock, par value $1.00 per share, and the Board of Directors is authorized to establish and designate the classes, series, voting powers, designations, preferences and relative, participating, optional or other rights, and such qualifications, limitations and restrictions of the preferred stock as the Board of Directors, in its sole discretion, may determine without further vote or action by the stockholders. The Board of Directors has approved the issuance of the Series F Preferred Stock and the filing of the Certificate of Designations substantially in accordance with the terms described below. As of November 15, 1997, 38,687, 23,000, 100,000 and 12,000 shares of the Company's
Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively, were outstanding, with liquidation amounts of $100 per share for each series, plus any accrued but unpaid dividends at such time.

RANKING

     The Series F Preferred Stock will rank senior to the Common Stock in right of payment of dividends and upon liquidation, dissolution or winding up of the Company. The Series F Preferred Stock will rank junior in the right of payment of dividends and upon liquidation to the Series B Preferred Stock and Series C Preferred Stock and will rank pari passu to the Series D Preferred Stock and Series E Preferred Stock and any convertible preferred stock hereafter issued by the Company (except to the extent any such convertible preferred stock may be designated as junior to the Series F Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company) and will rank pari passu to any non-convertible preferred stock hereafter issued by the Company (except to the extent any such non-convertible preferred stock is designated as ranking senior to the Series F Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company). The Company may not, without the consent of the holders of at least a majority of the Series F Preferred Stock, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing a right to purchase, any shares of any class of capital stock of the Company ranking senior to the Series F Preferred Stock, except for non-convertible preferred stock, which may be authorized and issued without such consent. The Company may issue additional series of preferred stock ranking on parity with the Series F Preferred Stock without the consent of the holders of the Series F Preferred Stock.

DIVIDENDS

     Holders of the Series F Preferred Stock are entitled to receive if, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends at the rate per share stated on the cover of this Prospectus, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1998. Dividends on the Series F Preferred Stock will be cumulative from the date of initial issuance, and will payable to holders of record as of such record dates as shall be fixed by the Board of Directors, which record dates shall not be more than 60 nor less than 10 days preceding the dividend payment date. Accrued but unpaid dividends will not bear interest.

     No dividends or other cash distributions may be set aside or paid with respect to any shares of capital stock ranking junior or pari passu to the Series F Preferred Stock (including the Common Stock) nor may any such capital stock be redeemed, repurchased or otherwise acquired for cash consideration by the Company unless and until all accumulated and unpaid dividends on the Series F Preferred Stock have been paid, except as provided below.

     Whenever all accrued dividends are not paid in full on the Series F Preferred Stock or any parity dividend stock, all dividends declared on the Series F Preferred Stock and such parity dividend stock will be declared and made pro rata so that the amount of dividends declared per share on the Series F Preferred Stock and such parity dividend stock will bear the same ratio that accrued and unpaid dividends per share on the Series F Preferred Stock and such parity dividend stock bear to each other.

     Any accrued, but unpaid dividends in arrearage past the payment date shall be added to the liquidation preference until paid (the "Aggregate Liquidation Preference").

CONVERSION RIGHTS

     The Series F Preferred Stock will be convertible into shares of the Common Stock at the option of the holder, at any time prior to redemption, at a conversion rate equal to the Aggregate Liquidation Preference of the shares of Series F Preferred Stock surrendered for conversion, divided by the Conversion Price. Notwithstanding the foregoing, if shares of the Series F Preferred Stock are called for redemption, the conversion right will terminate at the close of business on the date fixed for redemption.

     The initial Conversion Price set forth on the cover page of this Prospectus is subject to adjustment (under formulas set forth in the Certificate of Designations) in certain events, including (i) Common Stock dividends or distributions, (ii) subdivisions, splits and combinations of outstanding shares of Common Stock, (iii) the issuance or distribution of Common Stock of the Company or of any subsidiary of the Company which is not wholly owned or the issuance, distribution or re-pricing of options, rights, warrants or convertible or exchangeable securities ("Options") entitling the holder thereof to subscribe for, purchase, convert into or exchange for Common Stock of the Company at less than the current market price on the date of issuance, distribution or re-pricing of the Options, but in each case only if such issuance, distribution or re-pricing is made generally to or for the benefit of holders of Common Stock or capital stock of any subsidiary of the Company which is not wholly owned or of a class or series of outstanding capital stock convertible into or exchangeable or exercisable for Common Stock or capital stock of any subsidiary of the Company which is not wholly owned, (iv) the dividend or distribution of assets, properties, or evidences of indebtedness (with certain exclusions) to holders of Common Stock and holders of other capital stock convertible into Common Stock, and (v) distributions of cash (other than in connection with the liquidation or dissolution of the Company) to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock (but not including any distribution to holders of the Series F Preferred Stock or any other preferred stock senior to the Series F Preferred Stock), generally to the extent the amount of such cash, combined with all such cash distributions made within the preceding 12 months with respect to which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the current market price of the Common Stock multiplied by the number of Shares of Common Stock then outstanding) on the record date for such distribution.

     Notwithstanding the foregoing, (i) if Options are exercisable only upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur; (ii) if Options expire unexercised, the Conversion Price will be readjusted to take into account only the actual number of Options which were exercised; (iii) there shall be no adjustment for the issuance of Common Stock upon the conversion or exercise of Series F Preferred Stock or Options; and (iv) there shall be no adjustment for the declaration, setting aside or issuance of Common Stock, warrants or rights to acquire Common Stock or securities convertible into Common Stock to the holders of the Series F Preferred Stock or any other preferred stock that is senior to the Series F Preferred Stock hereafter issued by the company. In addition, the provisions of the preceding paragraph will not apply to (a) the granting of Options, or the issuance of Common Stock upon the exercise of such Options, in each case under any stock-based incentive compensation plan now existing or hereafter adopted by the Board of Directors or a committee thereunder (b) Common Stock issued pursuant to an employee stock purchase plan, or (c) employee Common Stock grants made to new employees of the Company, which have been approved by the Board of Directors.

     In case of any reclassification or change of outstanding shares of the Common Stock or the Company's consolidation with, or merger with or into, any other entity that results in a reclassification, change, conversion, or cancellation of outstanding shares of the Common Stock (with certain exceptions) or any sale or transfer of all or substantially all the assets of the Company, whereby the Common Stock is converted into other securities, cash or other properties, the entity resulting from such reclassification, change or merger, or formed by such consolidation, or which acquires such assets, as the case may be, will be required to provide in its articles or certificate of incorporation such that the holders of the Series F Preferred Stock after the reclassification, change consolidation, merger, sale, or transfer will have the right to convert their shares of the Series F Preferred Stock into the kind and amount of securities, cash and other property which the holders would have been entitled to receive upon the reclassification, change, consolidation, merger, sale or transfer if the holders had held the Common Stock issuable upon conversion of their shares of the Series F Preferred Stock immediately prior to the reclassification, change, consolidation, merger, sale or transfer.

     No adjustment in the Conversion Price will be required unless the adjustment would require a change of at least two percent in the Conversion Price then in effect; provided, however, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. The Company reserves the right to make such reduction in the Conversion Price, in addition to those required under the provisions described above, as the Company in its discretion may determine to be advisable in order that certain stock-related distributions which may be made by the Company to its stockholders will not be taxable.

     No fractional share or securities representing fractional shares of Common Stock will be issued upon conversion; instead, any fractional shares resulting from conversion will be paid in cash based on the closing sales price of the Common Stock at the close of business on the date of conversion.

     The holder of record of a share of the Series F Preferred Stock on a record date with respect to the payment of a dividend on the Series F Preferred Stock will be entitled to receive the dividend on that share of the Series F Preferred Stock on the corresponding dividend payment date notwithstanding the conversion of the share after the record date or any default by the Company in the payment of the dividend payable on that dividend payment date. Except as described above for accrued, but unpaid dividends in arrearage, no payment or adjustment is to be made on conversion for accrued and unpaid dividends on the shares of the Series F Preferred Stock or for dividends on the Common Stock issued on conversion.

SPECIAL CONVERSION RIGHTS

     The Series F Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company or the market for the Common Stock or the Series F Preferred Stock. The purpose of the special conversion rights is to provide partial loss protection upon the occurrence of a Change of Control (as defined) at a time when the market value of the Common Stock is less than the then prevailing Conversion Price. In such situation, the special conversion right would, for a 45-day period, reduce the then prevailing Conversion Price to the market value of the Common Stock, except that the Conversion Price will not
be reduced below $          per share of Common Stock (which is 66 2/3% of the
Conversion Price), subject to certain adjustments described below (the "Special Conversion Price"). Consequently, to the extent that the market value of the Common Stock is less than the minimum Special Conversion Price, a holder of the Series F Preferred Stock will not be fully protected from loss upon exercise of a special conversion right.

     The special conversion right is intended to provide limited loss protection to investors in certain circumstances while not giving holders a veto power over significant transactions affecting ownership or control of the Company. Although the special conversion right may render more costly or otherwise inhibit certain proposed transactions, its primary purpose is not to inhibit or discourage takeovers or other business combinations.

     Each holder of the Series F Preferred Stock will be entitled to a special conversion right if a Change of Control occurs as set forth below. Upon a Change of Control, the special conversion right will permit each holder of the Series F Preferred Stock, at the holder's option during the 45-day period described below, to convert all, but not less than all, of the holder's Series F Preferred Stock at the Special Conversion Price. Upon such conversion, the holder will receive Common Stock or the kind and amount of cash, securities or other assets receivable upon such Change of Control by a holder of the number of shares of Common Stock into which the Series F Preferred Stock of the holder exercising the special conversion right would have been convertible immediately prior to the Change of Control at the Special Conversion Price. However, the Company or its successor may, at its option, elect to provide the holder with cash equal to the market value of the number of shares of Common Stock into which the holder's Series F Preferred Stock would have been convertible immediately prior to such Change of Control at the Special Conversion Price, but only if the Company, in its notice to holders that a Change of Control has occurred, has notified such holder of the election to provide cash in lieu of other consideration.

     The Company will mail to each registered holder of the Series F Preferred Stock a notice setting forth details of any special conversion right occasioned by a Change of Control, together with all information required by applicable securities laws related thereto, within 30 days after the event occurs. A special conversion right may be exercised only within the 45-day period after the notice is mailed and will expire at the end of that period. Exercise of a special conversion right is revocable by the holder at any time prior to the conversion date by notice of withdrawal to the conversion agent, and all the Series F Preferred Stock tendered for conversion will be converted at the end of the 45-day period mentioned in the preceding sentence. In the event that a Change of Control occurs, the Company will comply with all applicable provisions of the Exchange Act and the rules and regulations issued thereunder including, without limitation, Sections 13(e) and 14(e) under the Exchange Act and the rules thereunder, including Rule 13e-4. The Series F Preferred Stock that is not converted pursuant to a special conversion right will continue to be convertible pursuant to the general conversion rights described above under " -- Conversion Rights."

     The special conversion right is not intended to, and does not, protect holders of the Series F Preferred Stock in all circumstances that might affect ownership or control of the Company or the market for the Common Stock or the Series F Preferred Stock, or otherwise adversely affect the value of an investment in the Series F Preferred Stock. The ability to control the Company may be obtained by a person even if that person does not acquire the right to vote a majority of the Company's voting stock or to elect a majority of the Board of Directors. In addition, the Company and the market for the Common Stock or Series F Preferred Stock may be affected by various transactions that do not constitute a Change of Control. In particular, transactions involving transfer or conversion of less than a majority of the Common Stock or the Series F Preferred Stock may have a significant effect on the Company, the market for the Common Stock or the Series F Preferred Stock, as could other transactions which are exempted from the definitions of Change of Control, as described below. If the special conversion right does arise as the result of a Change of Control, the special conversion right will allow a holder exercising such right to receive the same type of consideration received by holders of the Common Stock and, accordingly, the degree of protection afforded by the special conversion right may be affected by the type of consideration received.

     As used herein, a "Change of Control" means the occurrence of the following events after the date of issuance of the Series F Preferred Stock: (i) any person (including, without limitation, any "person" within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding the Company, any subsidiary controlled by the Company and any incentive compensation plan or employee benefit plan of the Company or any such subsidiary) becomes the direct or indirect beneficial owner of shares of Capital Stock representing greater than 50% of the combined voting power of all outstanding shares of capital stock entitled to vote in the election of directors under ordinary circumstances ("Voting Stock"); (ii) the Company consolidates with or merges into any other Person and the outstanding Common Stock is changed or exchanged as a result;
(iii) the Company sells, conveys, transfers or otherwise disposes of all or substantially all of the collective assets of the Company and its subsidiaries to any other entity; (iv) at any time Continuing Directors (as defined) do not constitute 50% of the Board of Directors then in office; or (v) on any day the Company makes any distribution or distributions of cash, property or securities (other than regular quarterly dividends, Common Stock, preferred stock which is substantially equivalent to Common Stock or rights to acquire Common Stock or rights to acquire preferred stock which is substantially equivalent to Common Stock) to holders of Common Stock generally, or the Company or any of its subsidiaries purchases or otherwise acquires

Common Stock, and the sum of the fair market value of such distribution or purchase on the date the same is made, plus the fair market value, when made, of all other such distributions and purchases which have occurred during the 12 month period ending on such date, in each case expressed as a percentage of the aggregate current market price of all of the shares of Common Stock outstanding at the close of business on the last trading day prior to the date of each such distribution or purchase, exceeds 50%. A "Change of Control" shall not be deemed to occur in (i) above if as a result of a consolidation or merger or purchase of assets or capital stock (the "Event") (x) the corporation's Common Stock is publicly traded on a nationally recognized exchange, (y) immediately following such Event, the Continuing Directors constitute at least 50% of the Board of Directors, and (z) the Company's market capitalization plus the fully-diluted effect, if any, of all capital stock issued to such person immediately following the Event is at least 85% of the market capitalization immediately prior to the Event, and in (ii) above if at least 85% of the consideration received by the holders of Common Stock is in the form of capital stock that is publicly traded on a nationally recognized exchange. "Continuing Director" means at any date any member of the Corporation's Board of Directors who (A) is a member of the Board of Directors on the date of issuance of the Series F Preferred Stock or (B) was nominated for election or elected to the Board of Directors with the affirmative vote of at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board of Directors was recommended or endorsed by the affirmative vote of at least a majority of the directors who were Continuing Directors at the time of such election.

     The Special Conversion Price will be adjusted each time the Conversion Price is adjusted, so that the ratio of such amount to the Conversion Price, after giving effect to any such adjustment, shall always be the same as the
ratio of $          to the initial Conversion Price, without giving effect to
any such adjustment.

     As used herein, "market value" of the Common Stock, the Series F Preferred Stock, or any other security is the average of the last reported sale price of the Common Stock or such other security, as the case may be, for the five trading days ending on the last business day preceding the date of the Change of Control.

     Adjustments to the Conversion Price of the Series F Preferred Stock may be taxable to the holders of the Series F Preferred Stock as a dividend for federal income tax purposes.

VOTING RIGHTS

     The holders of the Series F Preferred Stock will vote in all matters with the Common Stock (one vote per Depositary Share). In addition without the affirmative vote or consent of the holders of at least a majority of the number of shares of the Series F Preferred Stock then outstanding, the Company may not
(i) create or issue or increase the authorized number of shares of any class of classes or series of stock ranking senior to the Series F Preferred Stock either as to dividends or upon liquidation, except for the authorization and/or issuance of non-convertible preferred stock which shall be permitted without such vote, or (ii) amend or alter or repeal any of the provisions of the Certificate of Incorporation of the Company so as to affect adversely the preferences or rights of the Series F Preferred Stock.

     In the event the Company misses payments on six quarterly dividends payable on the Series F Preferred Stock, which dividend payments remain unpaid, or if any holders of Outstanding Preferred Stock or any future class of preferred stockholders are entitled to elect a majority of the Directors, the number of Directors of the Company shall be increased, if necessary, to such number as may be necessary to enable the holders of Series F Preferred Stock and all such other future preferred stockholders, voting as a class, to elect two additional Directors of the Company. Upon any termination of such rights to vote for Directors by such other holders of Outstanding Preferred Stock or any future class of preferred stockholders, or upon the payment of all dividends in arrears, the term of office of all Directors so elected shall terminate.

COMPANY'S RIGHT OF REDEMPTION

     The Series F Preferred Stock is not subject to any mandatory redemption or sinking fund provision. The Series F Preferred Stock will not be redeemable by the Company prior to January 1, 2001. On and after

January 1, 2002, the Series F Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time at the redemption prices set forth below, plus accumulated and unpaid dividends:

DURING THE 12 MONTH PERIOD
COMMENCING JANUARY 2,                                         REDEMPTION PRICE
--------------------------                                    ----------------
2001........................................................      $525.00
2002........................................................      $
2003........................................................      $
2004 and thereafter.........................................      $500.00

     If fewer than all of the shares of Series F Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company in its sole discretion. In the event that the Company has failed to pay accrued and unpaid dividends on the Series F Preferred Stock, it may not redeem any of the then outstanding shares of the Series F Preferred Stock until all such accrued and unpaid dividends and the then current quarterly dividends have been paid in full.

     Notice of redemption must be mailed to each holder of the Series F Preferred Stock to be redeemed at his last address as it appears upon the Company's registry books at least 30 days prior to the record date of such redemption. On and after the redemption date, dividends will cease to accumulate on shares of the Series F Preferred Stock called for redemption.

     On or after the redemption date, holders of shares of the Series F Preferred Stock which have been redeemed shall surrender their certificates representing such shares to the Company at its principal place of business or as otherwise specified and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof; provided, however, that a holder of the Series F Preferred Stock may elect to convert such shares into Common Stock at any time prior to the close of business on the date fixed for redemption.

     From and after the redemption date, all rights of the holders of the Series F Preferred Stock so redeemed shall cease with respect to such shares and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series F Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, a liquidating distribution of $500 per share, plus any accumulated and unpaid dividends (whether or not earned or declared) before any payment or distribution of the assets of the Company (whether capital or surplus), or the proceeds thereof, may be made or set apart for the holders of the Common Stock or any other stock ranking junior to the Series F Preferred Stock. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amount payable with respect to the Series F Preferred Stock and any other class of capital stock ranking on a parity with the Series F Preferred Stock upon liquidation, the holders of the Series F Preferred Stock and shares of such other parity stock will share ratably in any such distribution of the Company's assets in proportion to the full respective distributable amounts to which they are entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of the Series F Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company.

LIMITATION ON DIVIDEND RESTRICTIONS AFFECTING SUBSIDIARIES

     The Company may not, and may not permit any of its subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any subsidiary of the Company to (a) pay to the Company dividends or make to the Company any other distribution on its capital stock, (b) pay any debt owed to the Company or any of its subsidiaries, (c) make loans or advances to the Company or any of its subsidiaries or (d) transfer any of its property or assets to the Company or any of its subsidiaries, other than such encumbrances or restrictions existing or created under or by reason of (i) applicable law, (ii) covenants or restrictions contained in any instrument governing debt of the Company or any of its subsidiaries existing on the date of this Prospectus, (iii) customary provisions restricting subletting, assignment and transfer of any lease governing a leasehold interest of the Company or any of its subsidiaries or in any license or other agreement entered into in the ordinary course of business, or (iv) any agreement governing debt of a person acquired by the Company or any of its subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof, except for acquisition debt which by its terms matures within twelve months of creation), which encumbrances or restrictions are not applicable to any person, or the property or assets of any person, other than the person, or the property or assets of the person so acquired.

MISCELLANEOUS

     The holders of the Series F Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares or securities of any class which may at any time be issued, sold or offered for sale by the Company. Shares of Series F Preferred Stock redeemed or otherwise reacquired by the Company may be put in Treasury by the Company and shall be available for subsequent issuance upon a vote of the Board of Directors, or such other transfer agent then employed by the Company, will be the transfer agent for the Series F Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any supplement hereto or amendment hereof of certain provisions of the Deposit Agreement (as defined) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to the Series F Preferred Stock which have been or will be filed with the Commission at or prior to the time of the Offering.

GENERAL

     Each Depositary Share represents a one-tenth interest in one share of Series F Preferred Stock. The shares of the Series F Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the
"Deposit Agreement") between the Company and           (the "Depositary") and
the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Depositary. The Depositary Receipts evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionally, to all the rights and preferences of and subject to all the limitations of the interest in the Series F Preferred Stock underlying such Depositary Share (including, as applicable, dividend, voting, redemption, conversion and liquidation rights and preferences).

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Series F Preferred Stock to the record holders of Depositary Shares relating to such Series F Preferred Stock in proportion to the number of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent and any balance not so distributed shall be rounded to the next highest whole cent.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, in proportion, as nearly as practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines, after consultation with the Company, that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method of distribution as it deems equitable and appropriate, including the sale of such property and distribution of the net proceeds from such sale to such holders.

     The Deposit Agreement also contains provisions relating to the method by which any subscription or similar rights offered by the Company to holders of the Series F Preferred Stock will be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Upon any redemption of the Series F Preferred Stock underlying the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Series F Preferred Stock held by the Depositary. The Depositary will mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to 1/10 of the redemption price per share payable with respect to such series of the Series F Preferred Stock. Whenever the Company redeems shares of Series F Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of the Series F Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or any other equitable method as may be determined by the Company.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/10 of the liquidation preference accorded each share of the Series F Preferred Stock.

VOTING THE SERIES F PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Series F Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Series F Preferred Stock. Each record holder of any of such Depositary Shares on the record date (which will be the same date as the record date for the Series F Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series F Preferred Stock underlying such holder's Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Series F Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Series F Preferred Stock.

CONVERSION

     Depositary Receipts, evidencing Depositary Shares may be surrendered with written instructions to the Depositary to instruct the Company to cause the conversion of any specified number of whole shares of Series F Preferred Stock represented by whole Depositary Shares evidenced by such Depositary Receipts, into whole shares of Common Stock and cash for any fractional share amount, at the conversion price then in effect pursuant to the Series F Preferred Stock Certificate of Designations.

     Upon receipt by the Depositary of a Depositary Receipt or Depositary Receipts, together with a notice of conversion, duly completed and executed, directing the Depositary to instruct the Company to cause the conversion of a specified number of shares of Series F Preferred Stock, and an assignment of such Depositary Receipt or Depositary Receipts to the Company or in blank, duly completed and executed, the Depositary shall instruct the Company (i) to cause the conversion of the number of whole shares of Series F Preferred Stock represented by the Depositary Shares evidenced by the Depositary Receipts so surrendered, as specified in the written notice to the Depositary and (ii) to cause the delivery to the holders of such Depositary Receipts a certificate or certificates evidencing the number of whole shares of Common Stock received upon conversion of the Series F Preferred Stock, along with the amount of money, if any, to be delivered to the holders of the Depositary Receipts surrendered for conversion in lieu of fractional shares of Common Stock otherwise issuable. The conversion of the shares of Series F Preferred Stock represented by the Depositary Shares is subject to certain terms and provisions as set forth in the Series F Preferred Stock Certificate of Designations. See "Description of Series F Preferred Stock -- Conversion Rights" and "Description of Series F Preferred Stock -- Special Conversion Rights."

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Series F Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Fractional shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Series F Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Series F Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which imposes certain fees, taxes or charges, or that otherwise prejudices any substantial existing rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least 66 2/3% of the Depositary Shares then outstanding. Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement after mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue (i) to collect dividends on the shares of Series F Preferred Stock and any other distributions with respect thereto and
(ii) to deliver the shares of Series F Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the shares of Series F Preferred Stock then held by it at public or private sale, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary. In the event the Deposit Agreement is terminated and a sufficient number of shares of Series F Preferred Stock remain outstanding, the Company will use its best efforts to list the shares of Series F Preferred Stock on the Nasdaq National Market (unless the holders of a majority of the outstanding shares of Series F Preferred Stock shall consent to the Company not affecting such listing).

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Series F Preferred Stock and any redemption of the Series F Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Series F Preferred Stock. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Series F Preferred Stock.

     Neither the Depositary nor the Company will be liable if they are prevented or delayed by law or any circumstances beyond their control in performing their obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Series F Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Series F Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $150 million.

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share; and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of November 19, 1997, 40,106,320 shares of Common Stock were issued and outstanding, and 11,726,463 shares of Common Stock were reserved for issuance upon the conversion of shares of the Outstanding Preferred Stock and upon the exercise of all outstanding warrants and options. The issuance of additional shares of Common Stock pursuant to such conversion rights and outstanding warrants and options would reduce the proportionate ownership and voting rights of the Common Stock then outstanding.

SERIES B PREFERRED STOCK

     The Series B Preferred Stock is convertible into shares of Common Stock at a conversion price of $1.625 per share, entitling the holders to receive 2,226,892 shares of the Common Stock. The Series B Preferred Stock has a liquidation and dividend preference over the Common Stock. The Series B Preferred Stock has a 10% dividend, payable semiannually, and requires the dividends be paid on the Series B Preferred Stock before any dividends are paid on Common Stock. The Company has the option to make dividend payments in shares of Series B Preferred Stock; after the sixth such payment, the holders of Series B Preferred Stock have the option to receive additional dividends in shares of Series B Preferred Stock or to accrue such dividends in cash. If the Company pays dividends in shares of Series B Preferred Stock, or does not pay dividends in either stock or cash, for four dividend payments, the holders of Series B Preferred Stock have the right to appoint one-third of the members of the Board of Directors.

     The Series B Preferred Stock is redeemable by the Company, between June 14, 1999 and June 14, 2000, at $110 per share and thereafter at $100 per share, plus accrued and unpaid dividends; however, the Company cannot redeem any shares of Series B Preferred Stock unless and until all outstanding shares of the Series C Preferred Stock have been redeemed by the Company. See " -- Series C Preferred Stock."

     The holders of Series B Preferred Stock currently have the right to appoint one member to the Board of Directors. The holders of Series B Preferred Stock are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class, and the approval of a majority of the Series B Preferred Stock, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series B Preferred Stock, to authorize or issue additional shares of Series B Preferred Stock or to issue preferred stock equal to or senior to the Series B Preferred Stock as to dividends or liquidation, to effect a reclassification of the Series B Preferred Stock or, subject to certain exceptions, to effect an extraordinary transaction that requires a vote of the Company's Stockholders. As a result, a class vote of the holders of Series B Preferred Stock would be required for the Company to merge or be acquired and may therefore delay, deter or prevent a change in control of the Company. See "Risk Factors -- Control by Certain Equity Stockholders in the Case of Certain Insolvency and Other Events."

SERIES C PREFERRED STOCK

     The Series C Preferred Stock is convertible into shares of Common Stock at a conversion price of $2.00 per share entitling the holders to receive 1,150,000 shares of the Common Stock. The Series C Preferred Stock has a liquidation and dividend preference over the Common Stock, and is parity stock to the Series B Preferred Stock. The Series C Preferred Stock has a 10 1/2% dividend, payable semi-annually. The Company has the option to make dividend payments in shares of Series C Preferred Stock; after the sixth such payment, the holders of Series C Preferred Stock have the option to receive additional dividends in shares of Series C Preferred Stock or to accrue such dividends in cash. If the Company pays dividends in shares of Series C Preferred Stock, or does not pay dividends in either stock or cash, for four dividend payments, the holders of Series C Preferred Stock (voting as a class with other affected series of preferred stock with similar voting rights) have the right to appoint one-third of the members of the Board of Directors; however, if the holders of

Series B Preferred Stock are presently entitled to a similar right, then the holders of Series C Preferred Stock shall have no such right until the right of the holders of Series B Preferred Stock terminates.

     The Series C Preferred Stock is redeemable by the Company between June 14, 1999 and June 14, 2000, at $110 per share, and thereafter at $100 per share, plus accrued and unpaid dividends; however, no shares of Series C Preferred Stock may be redeemed until all the shares of Series B Preferred Stock have been redeemed. See " -- Series B Preferred Stock."

     The holders of Series C Preferred Stock currently have the right to appoint one member to the Board of Directors. The holders of Series C Preferred Stock are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class, and the approval of a majority of the Series C Preferred Stock, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series C Preferred Stock, to authorize or issue additional shares of Series C Preferred Stock or to issue preferred stock equal to or senior to the Series C Preferred Stock as to dividends or liquidation, to effect a reclassification of the Series C Preferred Stock or, subject to certain exceptions, to effect an extraordinary transaction that requires a vote of the Company's stockholders. As a result, a class vote of the holders of Series C Preferred Stock would be required for the Company to merge or be acquired and may therefore delay, deter or prevent a change in control of the Company. See "Risk Factors -- Control by Certain Equity Stockholders in the Case of Certain Insolvency and Other Events."

SERIES D PREFERRED STOCK

     The Series D Preferred Stock is convertible into shares of Common Stock initially at a conversion price of $2.25 per share, entitling the holders to receive 4,444,444 shares of Common Stock. Such conversion price is subject to certain anti-dilution adjustments, including adjustments that may occur if shares of Common Stock are issued by the Company below the conversion price of the Series D Preferred Stock. The Series D Preferred Stock has a liquidation preference over the Common Stock, but each of the Series B Preferred Stock and the Series C Preferred Stock has a liquidation preference over the Series D Preferred Stock. The Series D Preferred Stock liquidation preference ranks pari passu with the Series E Preferred Stock liquidation preference. See "-- Series E Preferred Stock." The Series D Preferred Stock does not require the payment of any dividends but will participate with the Common Stock in any dividends or distributions to the Common Stock on an as converted basis.

     The holders of Series D Preferred Stock are entitled to one vote for each share when entitled to vote as described below and as to matters upon which by law they are entitled to vote as a class. The holders of Series D Preferred Stock have the right to appoint one member to the Board of Directors. The Company may not, without the consent of the director appointed by the holders of the Series D Preferred Stock, voluntarily file for protection under federal or other bankruptcy laws. In addition, the holders of the Series D Preferred Stock will have the right to choose to appoint one-half of the members of Board of Directors plus one member (including the member appointed by the Series D Preferred Stockholders) if the Series D Preferred Stock contingent voting rights are triggered and the holders of the Series D Preferred Stock exercise their rights. Thereafter, such holders will control the Board of Directors. See "Risk Factors -- Control by Certain Equity Stockholders in the Case of Certain Insolvency and Other Events."

     The right of the holders of Series D Preferred Stock (the "Series D Preferred Stock Contingent Voting Rights") to choose to appoint one-half of the Board of Directors plus one member (including the member appointed by the holders of the Series D Preferred Stock) is triggered by the following events:
(i) if an involuntary case under federal bankruptcy laws or other applicable federal or state insolvency laws is commenced against the Company (including a case for the appointment of a receiver, liquidator, custodian, trustee or similar official for the Company or its assets) which does not seek emergency or expedited relief if such case is not dismissed or stayed within 15 days or, if such case seeks emergency or expedited relief against the Company, permanent relief is granted or, if temporary relief if granted, the Company does not provide to the holders of Series D Preferred Stock an opinion of counsel which states that the Company, without condition, will prevail on the petition for permanent relief, or (ii) if a default shall have occurred under notes or other evidences of indebtedness of the Company where the aggregate outstanding principal amount exceeds

$10.0 million, and one of the following three circumstances exists. First, such indebtedness is due in full by reason of failure to pay such indebtedness and the default is not cured within 30 days. Second, such indebtedness is accelerated and such acceleration is not rescinded within 15 days. Third, notice of foreclosure on collateral securing such indebtedness has been given to the Company and has not be rescinded after five days or the proposed date of the sale of the collateral is less than five days away.

     The approval of a majority of the Series D Preferred Stock, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series D Preferred Stock, or to authorize or issue additional shares of Series D Preferred Stock or to issue preferred stock equal to or senior to the Series D Preferred Stock as to liquidation.

     The Series D Preferred Stock automatically will be converted into Common Stock if High River and its affiliates own less than 7.5% of the Common Stock on a fully diluted basis. To determine the percentage of Common Stock on a fully diluted basis that High River and its affiliates own as of any day, the number of shares owned by High River and its affiliates on a fully diluted basis (assuming conversion of all preferred stock and exercise of all outstanding options and warrants owned by High River and its affiliates) as of such date will be divided by 49,322,275 (as adjusted by any anti-dilution adjustments made with respect to the shares of Common Stock owned by High River and its affiliates after the date of the issuance of the Series D Preferred Stock). Until July 19, 2001, High River will have a right of first refusal with respect to equity sold by NEG for cash in private placement transactions.

     The Common Stock currently is listed for trading on Nasdaq. Nasdaq has a voting rights policy that prohibits continued listing of securities of issuers that disenfranchise public common stockholders by any corporate action or issuance that disparately reduces or restricts the voting rights of existing common stock shareholders (the "Voting Rights Policy"). If rights similar to the Series D Preferred Stock Contingent Voting Rights were to be granted to holders of common stock of an issuer and such holders had not paid for their proportionate share of the vote, Nasdaq would deem the exercise of such rights a violation of the Voting Rights Policy.

     The Voting Rights Policy does not apply, however, to any class of security having a preference or priority over the issuer's common stock as to dividends, interest payments, redemption or payments on liquidation, if the voting rights of such securities only become effective as a result of specified events which reasonably can be expected to jeopardize the issuer's financial ability to meet its payment obligations to that class of securities. The Company believes that the Series D Preferred Stock falls within this exclusion from the Voting Rights Policy, as it has a liquidation preference over the Common Stock and the events triggering the Series D Preferred Stock Contingent Voting Rights reasonably can be expected to jeopardize the Company's ability to pay the liquidation preference. Nasdaq has advised the Company, however, that while it does not consider the grant of the Series D Preferred Stock Contingent Voting Rights a violation of the Voting Rights Policy which would cause Nasdaq to take any action, any exercise of those rights would constitute a violation of the Voting Rights Policy as currently interpreted by Nasdaq. As a result, Nasdaq may exclude the Common Stock from trading on Nasdaq. If that happens, no market may exist for the Common Stock. The Company would explore other options to provide a means to trade shares of the Common Stock, including trading the Common Stock in the over the counter market or in the pink sheets or providing other means by which potential sellers and buyers of the Common Stock may contact each other for purposes of trading in the Common Stock. There can be no assurance these means will provide a market for, or not adversely affect the price of, the Common Stock.

SERIES E PREFERRED STOCK

     The Series E Preferred Stock is convertible at the option of the holders at any time into shares of the Common Stock initially at a conversion price of $2.25 per share, entitling the holders to receive 533,333 shares of Common Stock. Such conversion price is subject to certain anti-dilution adjustments, including adjustments that may occur if shares of Common Stock are issued by the Company below the conversion price of the Series E Preferred Stock. The Series E Preferred Stock has a liquidation preference over the Common Stock, but each of the Series B Preferred Stock and the Series C Preferred Stock has a liquidation preference over the Series E Preferred Stock. The Series E Preferred Stock liquidation preference ranks pari passu with the Series D Preferred Stock liquidation preference. The Series E Preferred Stock does not require the payment of any dividends but will participate with the Common Stock in any dividends or distributions to the Common Stock on an as converted basis.

     The holders of Series E Preferred Stock are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class. The approval of a majority of the Series E Preferred Stock, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series E Preferred Stock, or to authorize or issue additional shares of Series E Preferred Stock or to authorize or issue preferred stock equal to or senior to the Series E Preferred Stock as to liquidation, dissolution or winding up of the Company. The holders of Series E Preferred Stock will be entitled to vote with the Common Stock on all matters submitted to the holders of the Common Stock, and such holders will have the number of votes per share of Series E Preferred Stock as is equal to the number of shares of the Common Stock into which such share is convertible on the record date for such vote.

     The Series E Preferred Stock automatically will be converted into Common Stock if investment partnerships or accounts managed by KAIM own less than 7.5% of the Common Stock on a fully diluted basis. To determine the percentage of the Common Stock on a fully diluted basis that investment partnerships or accounts managed by KAIM own as of any day, the number of shares owned by investment partnerships or accounts managed by KAIM on a fully diluted basis (assuming conversion of all preferred stock and exercise of all outstanding options and warrants owned by investment partnerships or accounts managed by KAIM) as of such date will be divided by 49,322,275 (as adjusted by any anti-dilution adjustments made with respect to the shares of the Common Stock owned by investment partnerships or accounts managed by KAIM after the date of the issuance of the Series E Preferred Stock).

COMMON STOCK

     Holders of the Common Stock are entitled to one vote for each share held of record on all matters voted on by stockholders. The shares of the Common Stock do not have cumulative voting rights with respect to election of directors. Subject to the Series D Preferred Stock Contingent Voting Rights, the holders of more than 30% of the shares of the Common Stock (including the number of shares of the Common Stock into which the Series E Preferred Stock is converted for purposes of voting with the Common Stock) voting for the election of the directors can elect all of the directors to be elected by holders of the Common Stock and Series E Preferred Stock, in which case the holders of the remaining shares of the Common Stock and remaining shares of Series E Preferred Stock will not be able to elect any directors. Upon any liquidation, dissolution or winding-up of the affairs of the Company, holders of the Common Stock would be entitled to receive, pro rata, all of the assets of the Company available for distribution to stockholders, after payment of any liquidation preference of any Preferred Stock that may be issued and outstanding at the time. Holders of the Common Stock have no subscription, redemption, sinking fund or preemptive rights.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summaries of the Revised Credit Facility, the Series A/B Indenture and the Series C/D Indenture do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable agreements.

REVISED CREDIT FACILITY

     The Company has a revolving credit agreement (the "Revised Credit Facility") with Bank One, Texas, N.A., as Bank and Administrative Agent, and the Credit Lyonnais New York Branch, as Bank and Syndication Agent (collectively, the "Banks"). The current borrowing base under the Revised Credit Facility is $40.0 million. Borrowings under the Revised Credit Facility are to be used for development drilling expenditures and acquisition of producing oil and natural gas properties. The borrowing base will be redetermined at least semiannually and may require mandated monthly principal reductions by an amount determined by the Banks from time to time. The principal is due at maturity, August 29, 2000. Interest is payable monthly and is calculated at the Bank One Base Rate, as determined from time to time by Bank One

(which increases by 0.25% if the outstanding loan balance is greater than 75% of the borrowing base). The Company may elect to calculate interest under the EuroDollar Rate (as defined in the Revised Credit Facility) which increases by
(i) 0.50% if the outstanding loan balance is greater than 75% of the borrowing base, and (ii) 0.25% plus 1.75% if the outstanding loan balance is greater than 50% but less than 75% of the borrowing base. At June 30, 1997, the Company had approximately $33.0 million of outstanding indebtedness under the Revised Credit Facility of which $10.0 million was repaid on July 3, 1997 and the remaining $23.0 million was repaid with the proceeds from the offering of the Series C Notes in August 1997.

     The Company is required to pay a commitment fee on the unused portion of the borrowing base equal to 1% per annum under the Revised Credit Facility.

     The Company granted to the Banks liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and natural gas properties. The Revised Credit Facility requires, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a Minimum Current Ratio, a Minimum Tangible Net Worth and Minimum Interest Coverage Ratio, all as defined therein.

     The Revised Credit Facility includes other covenants prohibiting cash dividends, distributions, loans or advances to third parties, except that cash dividends on Preferred Stock will be allowed so long as no event of default exists or would exist as a result of the payment thereof. In addition, if the Company is required to purchase or redeem any portion of the Notes, or if any portion of the Notes becomes due, the borrowing base is automatically reduced to zero, provided that certain redemptions of the Notes related to the sale of assets or a change in control will result in only a proportionate reduction in the borrowing base. At September 30, 1997, the Company was not in violation of any covenants of the Revised Credit Facility.

SERIES A/B NOTES AND SERIES C/D NOTES

     In November 1996, the Company issued $100.0 million aggregate principal amount of the Series A Notes, which were exchanged for the Series B Notes in an exchange offering commenced in January 1997. In August 1997, the Company issued $65.0 million aggregate principal amount of the Series C Notes, the terms of which were substantially identical to the terms of the Series A/B Notes. In November 1997, the Company commenced the Exchange Offer of the Series D Notes for the Series B Notes and the Series C Notes. The Exchange Offer extends through November 25, 1997, unless extended.

     The Notes bear interest at an annual rate of 10 3/4%, payable semiannually in arrears on May 1 and November 1 of each year. The Notes are senior, unsecured obligations of the Company, ranking pari passu to all future subordinated indebtedness of the Company. Subject to certain limitations set forth in the Indenture covering the Notes, the Company and its subsidiaries may incur additional senior indebtedness and other indebtedness.

     The Indenture contains certain covenants limiting the Company, including, but not limited to, restrictions with respect to the following: (i) asset sales;
(ii) restricted payments; (iii) the incurrence of additional indebtedness and the issuance of certain redeemable preferred stock; (iv) liens; (v) sale and leaseback transactions; (vi) lines of business; (vii) dividend and other payment restrictions affecting subsidiaries; (viii) mergers and consolidations; and (ix) transactions with affiliates.

     At any time on or after November 1, 2001, the Company may, at its option, redeem all or any portion of the Notes at the redemption prices expressed as percentages of the principal amount of the Notes set forth below, plus, in each case, accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning November 1 of the year indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2001........................................................   105.375%
2002........................................................   102.688%
2003 and thereafter.........................................   105.000%

     Notwithstanding the foregoing, at any time prior to November 1, 2001, the Company may, at its option, redeem all or any portion of the Notes at the Make-Whole Price (as defined) plus accrued and unpaid interest to the date of redemption. In addition, in the event the Company consummates one or more Equity Offerings (as defined) on or prior to November 1, 1999, the Company, at its option, may redeem up to $35.0 million of the aggregate principal amount of the Notes with all or a portion of the aggregate net proceeds received by the Company from such Equity Offering or Equity Offerings at a redemption price of 10.75% of the aggregate principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon to the redemption date; provided, however, that following such redemption, at least $65.0 million of the aggregate principal amount of the Notes remains outstanding.

     Upon a Change of Control (as defined) the Company will be required, subject to certain conditions, to offer to repurchase all Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of certain of the United States federal income tax consequences of the purchase, ownership and disposition of the Series F Preferred Stock by investors who hold the Series F Preferred Stock as capital assets. This discussion does not purport to be a complete analysis of the purchase, ownership and disposition of the Series F Preferred Stock and does not address all of the tax considerations that may be relevant to particular investors in light of their individual circumstances or to holders subject to special treatment under United States federal income tax laws, such as dealers in securities, insurance companies, foreign persons, tax-exempt organizations and financial institutions. In addition, this discussion does not address the application or effect of any state, local, foreign or other tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and Internal Revenue Service ("IRS") rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect.

DISTRIBUTIONS ON THE SERIES F PREFERRED STOCK

     Distributions on the Series F Preferred Stock will be taxable as ordinary income to the extent of the Company's current or accumulated "earnings and profits" (as determined for federal income tax purposes). Distributions to corporate holders of the Series F Preferred Stock out of such earnings and profits generally will qualify, subject to the limitations under Sections 246(c) and 246A of the Code, for the 70% dividends received deduction allowable to corporations (although the benefits of such deduction may be reduced or eliminated by the corporate alternative minimum tax). Under Section 246(c) of the Code, a corporate holder would not be eligible for the dividends received deduction (i) on any share of stock which is held 45 days or less during the 90-day period beginning on the date that is 45 days before the date on which such share becomes ex-dividend with respect to such dividend and (ii) in the case of any dividend attributable to a period or periods aggregating more than 366 days in respect of any share of such Series F Preferred Stock which is held 90 days or less during the 180-day period beginning on the date that is 90 days before the date on which such share becomes ex-dividend with respect to such dividend. A taxpayer's holding period for these purposes is suspended during any period in which the taxpayer has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted an option to buy, substantially identical stock or securities or holds one or more other positions with respect to substantially similar or related property that diminish the risk of loss from holding such stock. Under Section 246A of the Code, the dividends received deduction may be reduced or eliminated if a corporate holder's shares of the Series F Preferred Stock are debt financed.

     Section 1059 of the Code requires a corporate stockholder to reduce its tax basis (but not below zero) in the Series F Preferred Stock by the non-taxed portion (generally the portion eligible for the dividends received deduction described above) of any "extraordinary dividend" if the Series F Preferred Stock has not been held for more than two years before the date of announcement or agreement with respect to such dividend. The non-taxed portion of an extraordinary dividend in excess of basis shall be treated as gain from the sale or exchange of stock in the taxable year in which the extraordinary dividend is received. An "extraordinary dividend" generally is a dividend that (i) equals or exceeds 5 percent in the case of preferred stock, or 10 percent in the case of common stock, of the holder's tax basis in such stock, treating all dividends having dividend dates within an 85-day period as one dividend or (ii) exceeds 20 percent of the holder's basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, provided that in either case fair market value, if it can be established by the holder, may be substituted for stock basis. In addition, an amount treated as a dividend in the case of a redemption of the Series F Preferred Stock that is (i) non-pro rata as to all stockholders, (ii) in partial liquidation, or (iii) would not have been treated as a dividend if any options had not been taken into account under Code
Section 318(a)(4) or if Section 304(a) had not been applicable, would also constitute an "extraordinary dividend" without regard to the length of time the Series F Preferred Stock has been held. Application of the extraordinary dividend rule is limited somewhat if the redemption proceeds that are treated as dividends constitute "qualified preferred dividends" within the meaning of Code
Section 1059(e)(3)(C). The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 is determined under principles generally comparable to those described in the preceding paragraph with respect to the dividends received deduction.

     To the extent, if any, that a distribution on the Series F Preferred Stock which would otherwise constitute a dividend for federal income tax purposes exceeds the current or accumulated earnings and profits of the Company, such distribution will be treated first as a tax-free return of capital, reducing a holder's adjusted tax basis in the Series F Preferred Stock. The reduction in basis will increase any gain, or reduce any loss, realized by the holder on any subsequent sale, redemption or other disposition of the Series F Preferred Stock. Any such distribution in excess of a holder's adjusted tax basis in the Series F Preferred Stock will be treated as short-term or long-term capital gain, depending on the period for which the shares of the Series F Preferred Stock have been held. For a corporate holder, treatment of a distribution as a capital gain rather than as a dividend will result in an increase in the maximum effective federal income tax rate on any amount so treated.

REDEMPTION OF THE SERIES F PREFERRED STOCK

     A redemption of the Series F Preferred Stock for cash will result in capital gain or loss equal to the difference between the amount of cash received, except to the extent received for accrued, but unpaid dividends, and the stockholder's basis in such Series F Preferred Stock. Such gain or loss will be long term gain or loss depending on the holding period. Under the rules of Code Section 302, however, a redemption of Series F Preferred Stock by the Company for cash will be treated as a distribution taxable as a dividend to the redeemed stockholders, to the extent of the Company's current or accumulated earnings and profits, unless the redemption (i) results in a "complete termination" of the stockholder's stock interest in the Company under Section 302(b)(3) of the Code; (ii) is "substantially disproportionate" with respect to the stockholder under Section 302(b)(2) of the Code; or (iii) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules in
Section 302(c) and 318 of the Code, as well as shares actually owned, must be taken into account. If any of these tests are met, the redemption of the Series F Preferred Stock for cash would be treated as a sale or exchange for federal income tax purposes.

     A redemption will be treated as "not essentially equivalent to a dividend" as to a particular stockholder if it results in a "meaningful reduction" in that stockholder's interest in the Company. If, as a result of the redemption of the Series F Preferred Stock, a stockholder of the Company, whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs, suffers a reduction in his proportionate interest in the Company (taking into account shares owned by the stockholder under Sections 302(c) and 318 of the Code and, in certain events, dispositions of the stock which occur contemporaneously with the redemption) then, based upon published IRS rulings, that stockholder may be regarded as having suffered a meaningful reduction in his interest in the Company.

     Under Code Section 302(b)(2), a redemption will be treated as "substantially disproportionate" to a stockholder if the ratio which the voting stock of the Company owned by such stockholder immediately after the redemption bears to all of the voting stock of the Company at such time is less than 80% of the ratio which the voting stock of the Company owned by such stockholder immediately before the redemption bears to all of the voting stock of the Company at such time.

     Because the provisions of Section 302 of the Code are separately applied to each stockholder based upon the particular facts and circumstances at the time of the redemption (and the applicable law at such time, which may be different from that currently in effect), no assurance can be given that the redemption of the Series F Preferred Stock in exchange for cash of the Company will be treated as a sale or exchange rather than as a distribution taxable as a dividend. Each holder of the Series F Preferred Stock is advised to consult his own tax advisors at the time of any redemption of its Series F Preferred Stock to determine the consequences of such exchange.

     A distribution to a corporate stockholder in redemption of the Series F Preferred Stock that is treated as a dividend may also be considered an "extraordinary dividend" under Section 1059 of the Code. See "-- Distributions on the Series F Preferred Stock." Application of this rule is limited somewhat by a special rule that provides that dividends with respect to a share of stock which is not in arrears as to dividends at the time the holder acquires such stock that do not exceed an actual rate of return of 15 percent of the lower of the holder's adjusted tax basis or the liquidation preference (excluding dividend arrearages, if any) of the Series F Preferred Stock will be treated as extraordinary only (i) if the holder disposes of the Series F Preferred Stock before it has held the stock for more than five years and (ii) only to the extent that the actual rate of return to the holder exceeds the stated rate of return on the Series F Preferred Stock, as determined under Section 1059(e)(3) of the Code.

SALE, EXCHANGE OR OTHER DISPOSITION OF THE SERIES F PREFERRED STOCK

     Generally, any sale or exchange of the Series F Preferred Stock, will result in taxable gain or loss equal to the difference between the amount of cash plus the fair market value of any property received and the holder's adjusted tax basis in the Series F Preferred Stock. Generally, such gain or loss will be (i) subject to a maximum tax rate of 28%, if such holder has held the Series F Preferred Stock for more than 12 months, (ii) 20%, if such holder has held the Series F Preferred Stock for more than 18 months, and (iii) 18% if with respect to transactions occurring after December 31, 2000, such holder has held the Series F Preferred Stock for more than five years.

REDEMPTION PREMIUM ON THE SERIES F PREFERRED STOCK

     Under Section 305 of the Code and applicable Treasury regulations, if the redemption price of redeemable Series F Preferred Stock exceeds its issue price and part (or all) of such excess is considered an unreasonable redemption premium, the entire amount of such excess may be treated as constructively distributed over the period during which the Series F Preferred Stock cannot be redeemed. The amount treated as constructively distributed each year would be determined under principles similar to the principles for the accrual of original issue discount. Any such constructive distribution would be classified as a dividend, non-taxable recovery of basis or an amount received in exchange for the Series F Preferred Stock pursuant to the rules summarized under "Distributions on the Series F Preferred Stock" above. A premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption and if such premium does not exceed the amount which the issuer would be required to pay for such redemption under market conditions existing at the time of issuance of the Series F Preferred Stock.

CONVERSION OF THE SERIES F PREFERRED STOCK INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on conversion of the Series F Preferred Stock solely into shares of the Common Stock. (If dividends on the Series F Preferred Stock were in arrears at the time of conversion, however, a portion of the Common Stock received in exchange for the Series F Preferred Stock could be viewed under Section 305(c) of the Code as a distribution with respect to the Series F Preferred Stock, taxable as a dividend). Gain realized upon receipt of cash paid in lieu of fractional shares of the Common Stock (i.e., the excess of the cash received over the portion of adjusted tax basis allocable to the fractional shares) will be taxed immediately. In general, the adjusted tax basis for the

Common Stock received on conversion will be equal to the adjusted tax basis of the Series F Preferred Stock converted, reduced by the portion of tax basis allocable to any fractional share exchanged for cash. The holding period of the shares of Common Stock will include the holding period of such Series F Preferred Stock.

ADJUSTMENT OF CONVERSION PRICE

     Section 305 of the Code and applicable Treasury regulations treat holders of convertible preferred stock and convertible securities as having received a constructive distribution, taxable as described in "Distributions on the Series F Preferred Stock" above, due to certain adjustments in conversion ratios (generally adjustments other than those that take account of a stock split or stock dividend with respect to the stock into which such convertible stock or securities are convertible). The conversion rate of the Series F Preferred Stock is subject to adjustment under certain circumstances that provide anti-dilution protection. Adjustments pursuant to antidilution protection provisions generally should not give rise to constructive distributions. Any adjustment in conversion ratio pursuant to special conversion rights could cause the holders of the Series F Preferred Stock to be viewed under Section 305 of the Code as receiving a constructive distribution taxable as described in "Distributions on the Series F Preferred Stock."

BACKUP WITHHOLDING

     Under Section 3406 of the Code and applicable Treasury regulations, a holder of the Series F Preferred Stock may be subject to backup withholding at the rate of 31 percent with respect to dividends or interest paid, or proceeds received from a sale, exchange or redemption of the Series F Preferred Stock. The payor will be required to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under Section 3406(a)(1)(C) of the Code. As a result, if any one of the events discussed above occurs, the Company will be required to withhold a tax equal to 31 percent from any dividend, interest or redemption payment made with respect to the Series F Preferred Stock. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, provided their exemption from backup withholding is properly established. The Company will report to holders of the Series F Preferred Stock and to the IRS the amount of any "reportable payments" required to be reported by the Company under applicable Treasury regulations for each calendar year and the amount of tax withheld, if any, with respect to such payments.

STATE AND LOCAL INCOME TAXES

     Holders of the Series F Preferred Stock may be liable for state and local income taxes with respect to dividends or interest paid, or gain from the sale, exchange or redemption of the Series F Preferred Stock. Many states and localities do not allow corporations a deduction analogous to the federal dividends received deduction. Prospective investors are advised to consult their own tax advisors as to the state, local and other tax consequences of purchasing, owning and disposing of the Series F Preferred Stock.

     THE U.S. FEDERAL INCOME TAX DISCUSSION ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER. PROSPECTIVE PURCHASERS OF SERIES F PREFERRED STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION TO THEM OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS RELEVANT TO THEIR PARTICULAR CIRCUMSTANCES.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters for whom Raymond James & Associates, Inc. and Forum Capital Markets, L.P. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of Depositary Shares set forth opposite its name below.

Raymond James & Associates, Inc.............................
Forum Capital Markets, L.P..................................

                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Depositary Shares hereby if any of such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, such commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Representatives have advised the Company that they propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $          per share
on sales to certain other dealers. After the Offering, the initial public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option, which may be exercised within 30 days of the date of this Prospectus, to purchase up to an additional 300,000 Depositary Shares to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. To the extent that the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of Depositary Shares to be purchased by it shown on the foregoing table bears to the total number of shares initially offered hereby.

     The Depositary Shares and the Series F Preferred Stock will not be listed on any securities exchange or Nasdaq. The Underwriters have advised the Company that they intend to make a market in the Depositary Shares and the Series F Preferred Stock. The Underwriters are not obligated, however, to make a market in the Depositary Shares and the Series F Preferred Stock, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice.

     The Underwriters, may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Depositary Shares or Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Depositary Shares, shares of the Series F Preferred Stock or Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Raymond James & Associates, Inc., on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when the Depositary Shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment transactions, stabilizing transactions, syndicate covering transaction and penalty bids may cause the price of the Depositary Shares or the

Common Stock to be higher than it would otherwise be in the absence of such transaction. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this Offering, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq may engage in passive market making transactions in the Common Stock on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during the two business day period before commencement of the offers or sales of the Depositary Shares offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may not display its bid price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market makers bid, then such bid must be lowered when certain purchase limits are exceeded.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this Offering, there has been no market for the Depositary Shares and the Series F Preferred Stock. Accordingly, the initial public offering price will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are the Company's record of operations, the Company's current financial condition, its future prospects, the present state of the Company's industry in general, the experience of its management, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company and other relevant factors. The initial public offering price set forth on the cover page of this prospectus should not, however, be considered an indication of the actual value of the Depositary Shares and the Series F Preferred Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Depositary Shares and the Series F Preferred Stock or that the Depositary Shares and the Series F Preferred Stock will trade in the public market subsequent to the offering at or above the initial public offering price.

                                 LEGAL MATTERS

     The validity of the Depositary Shares and the Series F Preferred Stock offered hereby and certain other legal matters will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

     The financial statements of the Company at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Alexander at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report incorporated by reference herein. The separate financial statements of American National Energy Corporation ("ANEC") for the year ended December 31, 1993 (not presented herein), prior to the merger of ANEC and Alexander, were audited by Coopers & Lybrand LLP independent accountants, to the extent indicated in their report incorporated herein by reference. The financial statements referred to above are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The estimates of the Company's Proved Reserves of oil and natural gas and related future net revenues and the present value thereof as of December 31, 1995 and December 31, 1996 included and/or incorporated by reference in this Prospectus have been derived from the reserve report of Netherland and Sewell. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters.

     The estimates of the Company's Proved Reserves of oil and natural gas and the related future net revenues and the present value thereof as of December 31, 1994 included and/or incorporated by reference in this Prospectus have been derived from the reserve report of Roebuck Associates, Inc. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the Commission from the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock is traded on The Nasdaq National Market under the symbol NEGX, and such reports, proxy statements and other information may be inspected at the offices of The Nasdaq National Market, 9513 Key West Avenue, Rockville, Maryland 20850.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-19136) are incorporated herein by reference as of their respective dates:

          (i) Current Report on Form 8-K dated August 29, 1996, as amended by Form 8-K/A filed September 27, 1996 and Form 8-K/A No. 2 filed November 24, 1997.

          (ii) Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

          (iii) Proxy Statement on Schedule 14A dated April 25, 1997.

          (iv) Quarterly Report on Form 10-Q for the quarter ended March 31,
     1997.

          (v) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

          (vi) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Series F Preferred Stock shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Secretary, National Energy Group, Inc., 4925 Greenville Avenue, Suite 1400, Dallas, Texas 75206, telephone (214) 692-9211.

                                    GLOSSARY

     Wherever used herein, the following terms shall have the meaning specified.

     Bbl -- One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf -- One billion cubic feet.

     Bcfe -- One billion cubic feet of Natural Gas Equivalent.

     Behind the Pipe -- Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. The hydrocarbons are classified as proved but non-producing reserves.

     Developed Acreage -- Acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well -- A well drilled within the proved area of an oil and natural gas reservoir to the depth of stratigraphic horizon known to be productive.

     Dry Well -- A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     EBITDA -- Earnings (including interest income and excluding discontinued operations, extraordinary items, charges resulting from changes in accounting and significant nonrecurring revenues and expenses) before interest expense, income taxes, depletion, depreciation and amortization, and the provision for impairment of oil and natural gas properties. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA information has been included in this Prospectus because EBITDA is a measure used by certain investors in determining historical ability to service indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of operating performance or liquidity.

     Exploratory Well -- A well drilled to find and product oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     Gross Acres or Gross Wells -- The total acres or wells, as the case may be, in which a Working Interest is owned.

     Infill Well -- A well drilled between known producing wells.

     Mbbl -- One thousand Bbl.

     Mmbbl -- One million Bbl.

     Mboe -- One thousand barrels of oil equivalent.

     Mcf -- One thousand cubic feet.

     Mcfe -- One thousand cubic feet of Natural Gas Equivalent.

     Mmcf -- One million cubic feet.

     Mmcfe -- One million cubic feet of Natural Gas Equivalent.

     Natural Gas Equivalent -- The ratio of one Bbl of crude oil to six Mcf of natural gas.

     Net Acres or Net Wells -- The sum of the fractional Working Interests owned in Gross Acres or Gross Wells.

     NYMEX -- New York Mercantile Exchange.

     Oil and Natural Gas Lease -- An instrument by which a mineral fee owner grants to a lessee the right for a specific period of time to explore for oil and natural gas underlying the lands covered by the lease and the right to produce any oil and natural gas so discovered generally for so long as there is production in economic quantities from such lands.

     OPEC -- Organization of Petroleum Exporting Countries.

     Overriding Royalty Interest -- A fractional undivided interest in an oil and natural gas property entitling the owner of a share of oil and natural gas production, in addition to the usual royalty paid to the owner, free of costs of production.

     PDNP -- Proved developed, nonproducing or Behind the Pipe reserves.

     Productive Well -- A well that is producing oil or natural gas or that is capable of production.

     Proved Developed Producing Reserves -- Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

     Proved Developed Reserves -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves -- The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves -- Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

     PUD -- See Proved Undeveloped Reserves.

     PV 10% -- The discounted future net cash flows for Proved Reserves of oil and natural gas computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. PV 10% is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the Standardized Measure (as determined in accordance with generally accepted accounting principles).

     Royalty Interest -- An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

     Secondary Recovery -- A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     Standardized Measure -- The estimated future net cash flows from Proved Reserves of oil and natural gas computed using prices and costs, at the date indicated, after income taxes and discounted at 10%.

     Undeveloped Acreage -- Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains Proved Reserves.

     Working Interest -- The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                              FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Historical Financial Statements of the Company
  Financial Statements:
     Report of Independent Auditors.........................   F-2
     Balance Sheets at December 31, 1995 and 1996...........   F-3
     Statements of Operations for the years ended December
      31, 1994, 1995 and 1996...............................   F-4
     Statements of Cash Flows for the years ended December
      31, 1994, 1995 and 1996...............................   F-5
     Statements of Changes in Stockholders' Equity for the
      years ended December 31, 1994, 1995 and 1996..........   F-6
     Notes to Financial Statements..........................   F-7
  Interim Financial Statements (unaudited):
     Balance Sheet at September 30, 1997....................  F-26
     Statements of Operations for the nine months ended
      September 30, 1996 and 1997...........................  F-27
     Statements of Cash Flows for the nine months ended
      September 30, 1996 and 1997...........................  F-28
     Statements of Changes in Stockholders' Equity for the
      nine months ended
       September 30, 1997...................................  F-29
     Notes to Interim Financial Statements..................  F-30

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
National Energy Group, Inc.

     We have audited the accompanying balance sheets of National Energy Group, Inc., as of December 31, 1995 and 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Energy Group, Inc., at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Dallas, Texas
March 18, 1997

                          NATIONAL ENERGY GROUP, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------    ------------
Current assets:
  Cash and cash equivalents.................................    $ 6,076,199    $ 14,182,246
  Marketable securities.....................................      1,824,724              --
  Accounts receivable oil and gas sales.....................      1,407,349       6,812,358
  Accounts receivable joint interest and other..............        262,619       3,003,661
  Other.....................................................        335,751       1,131,736
                                                                -----------    ------------
          Total current assets..............................      9,906,642      25,130,001
Oil and gas properties, at cost (full cost method):
  Proved oil and gas properties.............................     37,493,394     169,863,109
  Unproved oil and gas properties...........................        707,913      24,682,425
                                                                -----------    ------------
                                                                 38,201,307     194,545,534
Accumulated depreciation, depletion, and amortization.......      5,366,293      15,039,999
                                                                -----------    ------------
Net oil and gas properties..................................     32,835,014     179,505,535
Other property and equipment................................        372,395       2,869,227
Accumulated depreciation....................................        236,278         347,841
                                                                -----------    ------------
Net other property and equipment............................        136,117       2,521,386
Other assets, net...........................................        613,593       4,878,234
                                                                -----------    ------------
          Total assets......................................    $43,491,366    $212,035,156
                                                                ===========    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable trade....................................    $ 3,649,906    $ 12,012,655
  Accounts payable revenue and other........................        984,299       7,281,271
  Accounts payable broker margin............................        978,656              --
  Accrued merger costs......................................             --       1,462,724
  Accrued interest..........................................        128,938       1,791,667
  Note payable and current portion of long-term debt........      6,500,000              --
                                                                -----------    ------------
          Total current liabilities.........................     12,241,799      22,548,317
Other long-term liabilities.................................             --       1,786,813
Long-term debt, less current portion........................     13,475,000              --
10 3/4% Senior Notes due 2006...............................             --     100,000,000
Deferred income taxes.......................................             --       7,273,829
Stockholders' equity:
  Convertible preferred stock, $1.00 par:
     Authorized shares 1,000,000
     Issued and outstanding shares 92,500 and 242,500 at
       December 31, 1995 and 1996, respectively
     Aggregate liquidation preference $9,250,000 and
       $24,250,000 at December 31, 1995 and 1996,
       respectively.........................................         92,500         242,500
  Common stock, $.01 par value:
     Authorized shares 50,000,000 and 100,000,000 at
       December 31, 1995 and 1996, respectively
     Issued and outstanding shares 11,880,125 and 35,977,140
       at December 31, 1995 and 1996, respectively..........        118,801         359,771
  Additional paid-in capital................................     21,485,224     110,293,386
  Unrealized loss on marketable securities, net.............       (247,492)             --
  Deficit...................................................     (3,674,466)    (30,469,460)
                                                                -----------    ------------
          Total stockholders' equity........................     17,774,567      80,426,197
                                                                -----------    ------------
          Total liabilities and stockholders' equity........    $43,491,366    $212,035,156
                                                                ===========    ============

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1994         1995          1996
                                                        ----------   ----------   ------------
Revenue:
  Oil and gas sales...................................  $3,158,716   $7,858,316   $ 24,319,398
  Well operator fees..................................     157,845      136,943        876,247
                                                        ----------   ----------   ------------
                                                         3,316,561    7,995,259     25,195,645
Costs and expenses:
  Lease operating.....................................   1,207,251    1,732,124      3,740,525
  Oil and gas production taxes........................     176,320      415,867      1,285,410
  Depreciation, depletion, and amortization...........   1,029,986    3,149,464      9,795,283
  Writedown of oil and gas properties.................          --           --     43,497,000
  General and administrative..........................     984,304    1,771,372      3,034,146
                                                        ----------   ----------   ------------
                                                         3,397,861    7,068,827     61,352,364
                                                        ----------   ----------   ------------
Operating income (loss)...............................     (81,300)     926,432    (36,156,719)
Interest expense......................................    (517,086)  (1,032,096)    (4,212,564)
Interest income and other, net........................     109,017       90,875        426,021
Gain (loss) on sale of marketable securities..........          --      220,582       (117,955)
                                                        ----------   ----------   ------------
Income (loss) before income taxes.....................    (489,369)     205,793    (40,061,217)
Benefit for income taxes..............................          --           --    (14,503,595)
                                                        ----------   ----------   ------------
Income (loss) before extraordinary item...............    (489,369)     205,793    (25,557,622)
Extraordinary loss on early extinguishments of debt...    (121,917)    (431,762)      (292,372)
                                                        ----------   ----------   ------------
          Net loss....................................  $ (611,286)  $ (225,969)  $(25,849,994)
                                                        ==========   ==========   ============
Loss per common share:
  Loss before extraordinary item......................  $     (.09)  $     (.05)  $      (1.33)
                                                        ==========   ==========   ============
  Net loss............................................  $     (.10)  $     (.09)  $      (1.34)
                                                        ==========   ==========   ============
Weighted average number of common and common
  equivalent shares outstanding.......................   8,476,821   10,701,635     19,939,975
                                                        ==========   ==========   ============

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                        1994           1995           1996
                                                     -----------   ------------   ------------
OPERATING ACTIVITIES
Net loss...........................................  $  (611,286)  $   (225,969)  $(25,849,994)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation, depletion, and amortization........    1,029,986      3,149,464      9,795,283
  Writedown of oil and gas properties..............           --             --     43,497,000
  Amortization of loan costs.......................       19,114         21,060        151,063
  Amortization of deferred compensation............       41,694         39,809         36,083
  Benefit for deferred income taxes................           --             --    (14,503,595)
  Extraordinary loss on early extinguishment of
     debt..........................................      121,917        431,762        292,372
  Common stock, options, and warrants issued for
     services......................................       64,290        104,614        216,206
  Loss (gain) on sale of marketable securities.....           --       (220,582)       117,955
  Changes in operating assets and liabilities
     excluding effects of business acquisitions:
     Accounts receivable...........................     (217,192)      (784,668)    (4,729,262)
     Accounts receivable from related parties......           --         23,999             --
     Other current assets..........................     (101,530)      (108,615)      (320,601)
     Accounts payable and accrued liabilities......       26,299        425,626      3,085,455
                                                     -----------   ------------   ------------
          Net cash provided by operating
            activities.............................      373,292      2,856,500     11,787,965
                                                     -----------   ------------   ------------
INVESTING ACTIVITIES
Purchases of marketable securities.................   (1,081,041)    (2,917,659)        (9,008)
Proceeds from sale of marketable securities........       35,176      2,111,890      1,675,669
Proceeds from broker margin........................           --        978,656             --
Purchases of other property and equipment..........      (48,632)       (42,950)    (1,553,355)
Oil and gas acquisition, exploration, and
  development expenditures.........................   (2,849,508)   (16,912,919)   (46,945,872)
Acquisition of Alexander Energy Corporation, net of
  cash acquired of $1,332,444......................           --             --     (2,455,993)
Proceeds from sales of oil and gas properties......       90,500         69,306             --
Other..............................................       41,471        (11,963)        11,638
                                                     -----------   ------------   ------------
          Net cash used in investing activities....   (3,812,034)   (16,725,639)   (49,276,921)
                                                     -----------   ------------   ------------
FINANCING ACTIVITIES
Proceeds from issuance of 10 3/4% Notes due 2006,
  net..............................................           --             --     96,059,119
Proceeds from issuance of long-term debt, net......    5,691,366     17,514,077     69,026,613
Proceeds from issuance of note payable.............           --      3,000,000      8,000,000
Repayments of long-term debt.......................   (4,200,000)    (6,875,000)  (130,510,233)
Repayments of note payable.........................           --             --    (11,000,000)
Repayments of other long-term liabilities..........      (77,571)            --       (534,815)
Proceeds from exercise of stock options and
  warrants.........................................       35,938        467,987        499,704
Proceeds from issuance of convertible preferred
  stock, net.......................................    4,436,372      3,980,343     15,000,000
Preferred stock dividends..........................      (14,705)      (735,000)      (945,000)
Payments for redemption of fractional shares.......         (477)          (714)          (385)
                                                     -----------   ------------   ------------
          Net cash provided by financing
            activities.............................    5,870,923     17,351,693     45,595,003
                                                     -----------   ------------   ------------
Increase in cash and cash equivalents..............    2,432,181      3,482,554      8,106,047
Cash and cash equivalents at beginning of period...      161,464      2,593,645      6,076,199
                                                     -----------   ------------   ------------
Cash and cash equivalents at end of period.........  $ 2,593,645   $  6,076,199   $ 14,182,246
                                                     ===========   ============   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid in cash..............................  $   457,949   $    983,075   $  2,549,835
                                                     ===========   ============   ============

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                    COMMON
                                                                                     STOCK
                                                                                   ISSUABLE                       GAIN
                                        CONVERTIBLE                                  UNDER                     (LOSS) ON
                                      PREFERRED STOCK         COMMON STOCK           ASSET       ADDITIONAL    AVAILABLE
                                     ------------------   ---------------------   ACQUISITION     PAID-IN       FOR SALE
                                     SHARES     AMOUNT      SHARES      AMOUNT     AGREEMENT      CAPITAL      SECURITIES
                                     -------   --------   ----------   --------   -----------   ------------   ----------
Balance at December 31, 1993.......       --   $     --    7,844,732   $ 78,447    $  97,910    $  7,980,992   $      --
 Common stock issued upon exercise
   of options......................       --         --       62,500        625           --          35,313          --
 Common stock issued or issuable
   under asset acquisition
   agreements......................       --         --      200,000      2,000       38,125         123,000          --
 Issuance of Series B Preferred
   Stock...........................   50,000     50,000           --         --           --       4,386,372          --
 Common stock issued for
   services........................       --         --       60,250        602           --          51,908          --
 Common stock issued upon
   conversion of Series A Preferred
   Stock...........................       --         --      425,000      4,250           --         420,720          --
 Common stock issued on conversion
   of long-term debt...............       --         --      415,054      4,151           --         380,311          --
 Unrealized gain on marketable
   securities......................       --         --           --         --           --              --     136,285
 Preferred stock dividends.........    2,500      2,500           --         --           --         247,500          --
 Net loss..........................       --         --           --         --           --              --          --
                                     -------   --------   ----------   --------    ---------    ------------   ---------
Balance at December 31, 1994.......   52,500     52,500    9,007,536     90,075      136,035      13,626,116     136,285
 Common stock issued upon exercise
   of options and warrants.........       --         --      327,992      3,280           --         464,707          --
 Common stock issued under asset
   acquisition agreement...........       --         --      300,000      3,000     (136,035)        133,035          --
 Common stock and warrants issued
   for services....................       --         --       13,000        130           --          79,203          --
 Common stock issued upon
   conversion of Class B Common
   Stock...........................       --         --    1,166,796     11,668           --         (11,668)         --
 Common stock and warrants issued
   to acquire interests in oil and
   gas properties..................       --         --    1,064,801     10,648           --       3,269,003          --
 Issuance of Series C Preferred
   Stock...........................   40,000     40,000           --         --           --       3,924,828          --
 Preferred stock dividends.........       --         --           --         --           --              --          --
 Unrealized loss on marketable
   securities......................       --         --           --         --           --              --    (383,777)
 Net loss..........................       --         --           --         --           --              --          --
                                     -------   --------   ----------   --------    ---------    ------------   ---------
Balance at December 31, 1995.......   92,500     92,500   11,880,125    118,801           --      21,485,224    (247,492)
 Common stock issued upon exercise
   of options and warrants.........       --         --      351,242      3,513           --         496,191          --
 Common stock, options, and
   warrants issued for services....       --         --       50,000        500           --         215,706          --
 Common stock issued to acquire
   interests in oil and gas
   properties......................       --         --    2,416,332     24,163           --       8,319,203          --
 Issuance of Series D and E
   Convertible Preferred Stock and
   related warrants to purchase
   common stock....................  150,000    150,000           --         --           --      14,850,000          --
 Common stock, stock options, and
   warrants issued or assumed in
   acquisition of Alexander Energy
   Corporation.....................       --         --   21,279,441    212,794           --      64,927,062          --
 Preferred stock dividends.........       --         --           --         --           --              --          --
 Change in unrealized gain on
   marketable securities...........       --         --           --         --           --              --     247,492
 Net loss..........................       --         --           --         --           --              --          --
                                     -------   --------   ----------   --------    ---------    ------------   ---------
Balance at December 31, 1996.......  242,500   $242,500   35,977,140   $359,771    $      --    $110,293,386   $      --
                                     =======   ========   ==========   ========    =========    ============   =========


                                                        TOTAL
                                                    STOCKHOLDERS'
                                       DEFICIT         EQUITY
                                     ------------   -------------
Balance at December 31, 1993.......  $ (1,837,506)  $  6,319,843
 Common stock issued upon exercise
   of options......................            --         35,938
 Common stock issued or issuable
   under asset acquisition
   agreements......................            --        163,125
 Issuance of Series B Preferred
   Stock...........................            --      4,436,372
 Common stock issued for
   services........................            --         52,510
 Common stock issued upon
   conversion of Series A Preferred
   Stock...........................            --        424,970
 Common stock issued on conversion
   of long-term debt...............            --        384,462
 Unrealized gain on marketable
   securities......................            --        136,285
 Preferred stock dividends.........      (264,705)       (14,705)
 Net loss..........................      (611,286)      (611,286)
                                     ------------   ------------
Balance at December 31, 1994.......    (2,713,497)    11,327,514
 Common stock issued upon exercise
   of options and warrants.........            --        467,987
 Common stock issued under asset
   acquisition agreement...........            --             --
 Common stock and warrants issued
   for services....................            --         79,333
 Common stock issued upon
   conversion of Class B Common
   Stock...........................            --             --
 Common stock and warrants issued
   to acquire interests in oil and
   gas properties..................            --      3,279,651
 Issuance of Series C Preferred
   Stock...........................            --      3,964,828
 Preferred stock dividends.........      (735,000)      (735,000)
 Unrealized loss on marketable
   securities......................            --       (383,777)
 Net loss..........................      (225,969)      (225,969)
                                     ------------   ------------
Balance at December 31, 1995.......    (3,674,466)    17,774,567
 Common stock issued upon exercise
   of options and warrants.........            --        499,704
 Common stock, options, and
   warrants issued for services....            --        216,206
 Common stock issued to acquire
   interests in oil and gas
   properties......................            --      8,343,366
 Issuance of Series D and E
   Convertible Preferred Stock and
   related warrants to purchase
   common stock....................            --     15,000,000
 Common stock, stock options, and
   warrants issued or assumed in
   acquisition of Alexander Energy
   Corporation.....................            --     65,139,856
 Preferred stock dividends.........      (945,000)      (945,000)
 Change in unrealized gain on
   marketable securities...........            --        247,492
 Net loss..........................   (25,849,994)   (25,849,994)
                                     ------------   ------------
Balance at December 31, 1996.......  $(30,469,460)  $ 80,426,197
                                     ============   ============

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

  Organization and Business

     National Energy Group, Inc. (the "Company") was incorporated under the laws of the State of Delaware on November 20, 1990. The Company is engaged in the acquisition, development, and production of crude oil and natural gas.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents include demand deposits and money-market investments with maturities of three months or less when purchased. At December 31, 1995 and 1996, all cash and cash equivalents were invested with Bank One, Texas, N.A. ("Bank One").

  Marketable Securities

     The Company's marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in interest income. The cost of securities sold is based on the specific identification method.

     The following is a summary of available-for-sale securities at December 31, 1995 (none in 1996):

                                                       GROSS        GROSS      ESTIMATED
                                                     UNREALIZED   UNREALIZED      FAIR
                                           COST        GAINS        LOSSES       VALUE
                                        ----------   ----------   ----------   ----------
Common stocks.........................  $2,072,216   $    1,026    $248,518    $1,824,724
                                        ==========   ==========    ========    ==========

     The marketable securities were comprised of securities of other independent oil and gas companies. The common stock of one oil and gas company accounted for 62% of the estimated fair market value of the total marketable securities held at December 31, 1995.

     During the years ended December 31, 1995 and 1996, the Company sold available-for-sale securities with a fair value at the date of sale of $2,111,890 and $1,675,669, respectively. The gross realized gains on such sales totaled $224,443 in 1995 and $9,765 in 1996. The gross realized losses on such sales totaled $3,861 and $127,720 during 1995 and 1996, respectively.

  Accounts Receivable

     The Company sells crude oil and natural gas to various customers. In addition, the Company participates with other parties in the operation of crude oil and natural gas wells. Substantially all of the Company's accounts receivable are due from either purchasers of crude oil and natural gas or participants in crude oil and natural gas wells for which the Company serves as the operator. Generally, operators of crude oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Crude oil and natural gas sales are generally unsecured.

                          NATIONAL ENERGY GROUP, INC.

1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Natural Gas Production Imbalances

     The Company accounts for natural gas production imbalances using the sales method, whereby the Company recognizes revenue on all natural gas sold to its customers notwithstanding the fact that its ownership may be less than 100% of the natural gas sold.

  Oil and Gas Properties

     The Company utilizes the full cost method of accounting for its crude oil and natural gas properties. Under the full cost method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of crude oil and natural gas reserves are capitalized and amortized on the units-of-production method based upon total proved reserves. The costs of unproven properties are excluded from the amortization calculation until the individual properties are evaluated and a determination is made as to whether reserves exist. Capitalized costs are limited to the aggregate of the present value of future net reserves plus the lower of cost or fair market value of unproved properties. Conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of crude oil and natural gas properties, with no gain or loss recognized. The Company does not believe that future costs related to dismantlement, site restoration, and abandonment costs, net of estimated salvage values, will have a significant effect on its results of operations or financial position because the salvage value of equipment and related facilities should approximate or exceed any future expenditures for dismantlement, restoration, or abandonment. The Company has not incurred any net expenditures for costs of this nature during the last two years.

     The Company has capitalized internal costs of $158,961, $141,516, and $487,835 for the years ended December 31, 1994, 1995, and 1996, respectively. Such capitalized costs include salaries and related benefits of individuals directly involved in the Company's acquisition, exploration, and development activities based on the percentage of their time devoted to such activities.

  Other Property and Equipment

     Other property and equipment includes gas processing and field production facilities, furniture, fixtures, and other equipment. Such assets are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

     Maintenance and repairs are charged against income when incurred; and renewals and betterments, which extend the useful lives of property and equipment, are capitalized.

  Income Taxes

     The Company uses the liability method in accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Natural Gas Hedging Activities

     In 1995 and 1996, the Company hedged natural gas prices through the use of commodity price swap agreements in an effort to reduce the effects of the volatility of the price of natural gas on the Company's operations. These agreements involve the receipt of fixed-price amounts in exchange for variable payments based on NYMEX prices and specific volumes. In connection with the commodity price swap agreements, the Company may also enter into basis swap agreements to reduce the effects of unusual fluctuations between prices actually received at the wellhead and NYMEX prices. Through the use of commodity price and basis

                          NATIONAL ENERGY GROUP, INC.

1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) swap agreements, the Company can fix the price to be received for specified volumes of production to the commodity swap price less the basis swap price. The differential to be paid or received under the swap agreement is accrued in the month of the related production and recognized as an adjustment to oil and gas sales. The Company does not hold or issue financial instruments for trading purposes.

  Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. Under APB 25, if the exercise price of an employee's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Earnings (Loss) Per Share

     Primary earnings (loss) per common and common equivalent share data is computed by dividing net income (loss), adjusted for preferred stock dividend requirements of $264,705, $735,000, and $945,000 for 1994, 1995, and 1996,
respectively, by the weighted average number of common and common equivalent shares outstanding during each period. Shares issuable upon exercise of options and warrants are included in the computation of earnings per common and common equivalent share to the extent that they are dilutive. Fully diluted earnings
(loss) per share computations also assume the conversion of the Company's preferred stock (Note 5) if such conversion has a dilutive effect.

     For the years ended December 31, 1994, 1995, and 1996, neither the common equivalent shares nor the assumed conversion of the preferred stock had a dilutive effect on the loss per share calculations. Accordingly, the loss per share calculations for such periods are based on the weighted average number of common shares outstanding during each year.

  Reclassifications

     Certain previously reported amounts have been reclassified to conform with the current presentation.

2. ACQUISITIONS

     During 1994, the Company acquired an additional 17.0% working interest in the Goldsmith Adobe Unit ("GAU"). Such interest was acquired for $584,095 in cash. The Company is the operator of the GAU and holds a 91.8% working interest in the GAU.

     In April 1995, the Company purchased a 100% working interest (77% net revenue interest) in State of Texas Lease No. 69153 and the State Tract 901-S Field, Nueces County, Texas ("Mustang Island") for $900,000 in cash and 352,500 shares of Common Stock. The cash portion of the acquisition was funded from available cash.

     In June 1995, the Company completed the acquisition of producing gas properties in the Oak Hill Field ("Oak Hill") in Rusk County, Texas, which is a component of the Cotton Valley Trend. The consideration paid by the Company for Oak Hill consisted of $7,200,000 in cash, 612,301 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock at a price per share of $2.00. The cash portion of the acquisition was funded primarily by borrowings under a credit facility with Bank One.

     In addition, in June 1995, the Company completed the acquisition of producing oil and gas properties in Eddy County, New Mexico from Enron Oil and Gas Company (the "Enron Properties") for $2,119,295 in cash. This acquisition was funded by borrowings under a credit facility with Bank One and available cash.

                          NATIONAL ENERGY GROUP, INC.

2. ACQUISITIONS -- (CONTINUED)
     The following pro forma data presents the results of the Company for the years ended December 31, 1994 and 1995, as if the acquisition of Mustang Island, Oak Hill, and the Enron Properties had occurred on January 1, 1994. The pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisitions been consummated as presented. The following data reflect pro forma adjustments for the oil and gas revenues, production costs, and depreciation and depletion related to the properties and additional interest on borrowed funds (in thousands, except per share amounts).

                                                                 PRO FORMA
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1994      1995
                                                              ------    ------
                                                                (UNAUDITED)
Revenues....................................................  $5,051    $9,254
                                                              ======    ======
Loss before extraordinary item..............................  $ (573)   $   --
                                                              ======    ======
Loss before extraordinary item per common share.............  $ (.06)   $ (.06)
                                                              ======    ======

     In January 1996, the Company completed the acquisition of oil and gas properties in offshore Nueces County, Texas, adjacent to the Company's Mustang Island property, from C/A Limited, Chartex Petroleum Company, and Petrotex Engineering Company. The acquisition includes interests in five wells, a pipeline and separation facility related to Mustang Island. The consideration for this acquisition consisted of 140,857 shares of the Company's Common Stock and $675,000 in cash.

     In February 1996, the Company completed the acquisition of two oil and gas wells on one offshore block, interests in five other offshore blocks, and a related production platform and equipment in offshore Nueces County, Texas, adjacent to the Company's Mustang Island property, from UMC Petroleum Corporation (the "UMC Acquisition"). The consideration for this acquisition consisted of $1.5 million in cash, which was funded primarily from borrowings under a credit agreement with Bank One.

     In April 1996, the Company won exploration rights on 16 offshore tracts (covering 7,765 acres) in the Mustang Island area in offshore Nueces County, Texas through successful bids with the State of Texas ("Offshore Lease Acquisition"). The Company paid $1,437,302 in cash for these rights, and the purchase was funded by borrowings under a credit facility with BankOne and available cash.

     On August 29, 1996, the Company completed the acquisition of Alexander Energy Corporation ("Alexander"). The transaction consisted of a merger (the "Merger") of Alexander with and into National Energy Group of Oklahoma, Inc., formerly known as NEG-OK, Inc., a wholly-owned subsidiary of the Company ("NEG-OK"). Pursuant to the Merger, (a) the separate corporate existence of Alexander terminated, (b) each share of Alexander common stock, par value $.03 per share ("Alexander Common Stock"), together with certain rights associated with the Alexander Common Stock outstanding immediately before the Merger, were converted into 1.7 shares of the Company's Common Stock, and (c) all outstanding options and warrants to purchase Alexander Common Stock were assumed by the Company and converted into options and warrants to purchase Common Stock. In lieu of fractional shares, Alexander shareholders otherwise entitled to receive fractional shares of Common Stock were paid in cash an amount equal to $4.375 multiplied by the fraction of a share of Common Stock to be received. On December 31, 1996, NEG-OK was merged into and with the Company and its separate corporate existence ceased to exist.

     In connection with the Merger, on August 29, 1996, the Company, NEG-OK, and Boomer Marketing Corporation ("Boomer Marketing"), a wholly-owned subsidiary of NEG-OK, entered into a new credit

                          NATIONAL ENERGY GROUP, INC.

2. ACQUISITIONS -- (CONTINUED)
facility. See Note 3. On August 29, 1996, the Company also closed the sale of 100,000 shares of its Convertible Preferred Stock, Series D, $1.00 par value per share, the sale of 50,000 shares of its Convertible Preferred Stock, Series E, $1.00 par value per share, and warrants to purchase 1,050,000 shares of Common Stock. See Note 6.

     The cost of acquiring Alexander was approximately $69.4 million, consisting of the following (in thousands):

Fair value of 21.1 million shares of the Company's Common
  Stock issued..............................................     $63,404
Cost of 105,740 shares of NEG-OK common stock owned by the
  Company...................................................         288
Alexander stock options and warrants assumed................         340
Fair value of 122,324 shares of the Company's Common Stock
  and 800,000 warrants issued for services provided by
  investment advisors.......................................       1,322
Other investment advisor, legal, and accounting professional
  fees and other Merger related costs.......................       4,009
                                                                 -------
                                                                 $69,363
                                                                 =======

     The fair value of the securities issued in connection with the Merger was calculated using the price of the Company's Common Stock at the time the Merger was announced to the public of $3.00 per share.

     The Company's purchase price has been allocated to the consolidated assets and liabilities of NEG-OK based on preliminary estimates of fair values with the remaining purchase price allocated to proved oil and gas properties. No goodwill has been recorded in this transaction.

     The preliminary allocation of the purchase price is summarized as follows (in thousands):

Working capital (deficit) assumed, excluding current portion
  of long-term debt.........................................  $    (87)
Oil and gas properties:
  Proved....................................................   132,756
  Unproved..................................................     6,319
Other property and equipment................................       970
Other non-current assets....................................       198
Long-term debt assumed......................................   (45,853)
Other non-current liabilities assumed.......................    (3,163)
Deferred income taxes.......................................   (21,777)
                                                              --------
                                                              $ 69,363
                                                              ========

     Under the full cost method of accounting, the carrying value of oil and gas properties (net of related deferred taxes) is generally not permitted to exceed the sum of the present value (10% discount rate) of estimated future net cash flows, after tax, from proved reserves, based on current prices and costs, plus the lower of cost or estimated fair value of unproved properties (the "cost center ceiling"). Based upon the combined cost center ceiling at August 29, 1996, and the preliminary allocation of the Company's purchase price, the purchase price allocated to oil and gas properties was in excess of the cost center ceiling using oil and natural gas prices being received by the Company and NEG-OK in August 1996 of $20.75 per Bbl and

                          NATIONAL ENERGY GROUP, INC.

2. ACQUISITIONS -- (CONTINUED)
$2.21 per Mcf. Such excess was written off at the date of acquisition, resulting in a charge to the Company's results of operations of $28.3 million as follows (in thousands):

Writedown of oil and gas properties.........................  $ 43,497
Deferred income tax benefit.................................   (15,224)
                                                              --------
                                                              $ 28,273
                                                              ========

     In September 1996, the Company acquired an approximate 87.5% working interest in two wells and certain proved undeveloped reserves in the South Lake Boeuf Field, La Fourche Parish, Louisiana (the "Lake Boeuf Acquisition") for approximately $7.2 million, consisting of $1.5 million in cash and 1,758,460 shares of Common Stock.

     The following pro forma data presents the results of the Company for the years ended December 31, 1995 and 1996, as if the acquisitions of Mustang Island, Oak Hill, the Enron Properties, NEG-OK, and the Lake Boeuf Acquisition had occurred on January 1, 1995. The historical results of the CA Acquisition and the UMC Acquisition were not significant. The pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisitions been consummated as presented. The following data reflect pro forma adjustments for oil and gas revenues, production costs, depreciation, and depletion related to the properties and businesses acquired, interest on borrowed funds, additional preferred stock dividend requirements, and the related income tax effects (in thousands, except per share amounts).

                                                                      PRO FORMA
                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                1995          1996
                                                              --------    -------------
                                                                     (UNAUDITED)
Total revenues..............................................  $ 28,790       $38,807
                                                              ========       =======
Income (loss) before extraordinary item.....................  $ (6,131)      $ 3,465
                                                              ========       =======
Income (loss) before extraordinary item per share...........  $   (.20)      $   .06
                                                              ========       =======

     In October 1996, the Company acquired certain leasehold interests located in the Easy Bayou Sorrel Field, Iberville Parish, Louisiana from W&T Offshore, Inc. The consideration paid by the Company consisted of $3,300,000 in cash. In November 1996, the Company completed the acquisition of oil and natural gas properties and related facilities located in the Bayou Sorrel Field, Iberville Parish, Louisiana. The consideration paid by the Company consisted of $9,025,000 cash, 477,612 shares of the Company's Common Stock and conveyance of 3% overriding royalty interest in the property acquired, limited to production below 11,000 feet. In December 1996, the Company acquired certain oil and natural gas properties located in the East Bayou Sorrel Field, Iberville Parish, Louisiana. The consideration paid by the Company consisted of $7,000,000 in cash. The Company funded the cash portion of these acquisitions from available cash. These acquisitions consisted principally of proved developed nonproducing and unproved properties and, accordingly, did not have a significant impact on the Company's results of operations for 1996.

3. CREDIT FACILITIES

     Borrowings of $6,000,000 were outstanding at December 31, 1994, under a credit facility with Texas Gas Fund I. A portion of the proceeds from the Texas Gas Fund I facility were used to repay the Company's previous loan with Bank One which resulted in an extraordinary charge of $121,917, or $.01 per common share.

                          NATIONAL ENERGY GROUP, INC.

3. CREDIT FACILITIES -- (CONTINUED)
     In June 1995, the Company consummated a $33,000,000 reducing revolving line of credit facility (the "Prior Credit Facility") with Bank One. The initial advance under the Facility of $12,500,000 was used to pay off the Company's credit facility with Texas Gas Fund I, to purchase Oak Hill and the Enron Properties (Note 2), and for closing fees. The repayment of borrowings under the Texas Gas Fund I facility resulted in an extraordinary charge of $431,762 or $.04 per common share.

     At December 31, 1995, the Prior Credit Facility consisted of a revolving note of up to $30,000,000, subject to a borrowing base, and an advance note of up to $3,000,000 (primarily for the development of GAU). Interest on the revolving note was at a rate of prime plus 1% (subject to reduction in certain circumstances) or LIBOR plus 3.75% (subject to reduction in certain circumstances), at the Company's option. Interest on the advance note was at a rate of prime plus 4%. Payments of interest and principal were made monthly. The Facility was secured by all of the Company's principal oil and gas properties and related equipment, oil and gas inventory, and related receivables. Prepayments were allowed at any time. At December 31, 1995, the Company had $16,975,000 outstanding under the revolving note and $3,000,000 outstanding under the advance note.

     On August 29, 1996, the Company, NEG-OK and Boomer Marketing, entered into a credit facility (the "Credit Facility") with Bank One, as Bank and Administrative Agent, and the Credit Lyonnais New York Branch, as Bank and Syndication Agent (collectively, the "Banks"). The Credit Facility consisted of a $100.0 million reducing revolving line of credit, with an initial borrowing base of $60.0 million and a $5.0 million term loan. Interest under the reducing revolving line of credit was payable monthly at the Bank One base rate. The proceeds from the Credit Facility were used to repay the Prior Credit Facility and the existing indebtedness of NEG-OK, resulting in an extraordinary charge of $292,372 or $.01 per common share.

     On November 1, 1996, the Company repaid the outstanding borrowings under the Credit Facility with a portion of proceeds from the issuance of $100.0 million principal amount of 10 3/4% Senior Notes due 2006 (the "Senior Notes"). See Note 4.

     In connection with the issuance of the Senior Notes, the Company amended the Credit Facility. The borrowing base, pursuant to the amended Credit Facility, was reduced to $25.0 million, limited to $15.0 million for general corporate purposes and $10.0 million for acquisitions of producing oil and gas properties. The borrowing base will be redetermined at least semiannually and may require mandated monthly principal reductions by an amount determined by the Banks from time to time. No principal reductions will be required before the next borrowing base redetermination scheduled for April 1, 1997. The principal is due at maturity, August 29, 2000. Interest is payable monthly and is calculated at the Bank One base rate, as determined from time to time by Bank One (which increases by .25% if the outstanding loan balance is greater than 75% of the borrowing base). The Company may elect to calculate interest under the EuroDollar Rate, as defined in the Credit Facility. At December 31, 1996, the Company had no outstanding indebtedness under the amended Credit Facility.

     The Company is required to pay a commitment fee on the unused portion of the borrowing base equal to this of 1% per annum and paid a facility fee equal to 3/4% of the initial borrowing base under the Credit Facility.

     The Company granted to the Banks liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and natural gas properties. The Credit Facility requires, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

                          NATIONAL ENERGY GROUP, INC.

3. CREDIT FACILITIES -- (CONTINUED)
     The Credit Facility includes other covenants prohibiting cash dividends, distributions, loans, or advances to third parties, except that cash dividends on preferred stock will be allowed so long as no event of default exists or would exist as result of the payment thereof. In addition, if the Company is required to purchase or redeem any portion of the Notes, or if any portion of the Notes become due, the borrowing base is subject to reduction. At December 31, 1996, the Company was not in violation of any covenants of the Credit Facility.

4. 10 3/4% SENIOR NOTES DUE 2006

     On November 1, 1996, the Company completed the sale of $100.0 million principal amount of Senior Notes. The net proceeds of the Senior Notes of approximately $96.0 million were used to repay approximately $62 million of borrowings outstanding under the Credit Facility and to increase the Company's working capital. In 1997, the Senior Notes were exchanged for an equal principal amount of the Company's 10 3/4% Senior Notes due 2006 ("Exchange Notes") which are substantially identical to the Senior Notes. Collectively, the Senior Notes and the Exchange Note are referred to as the "Notes." The Notes bear interest at an annual rate of 10 3/4%, payable semiannually in arrears on May 1 and November 1 of each year. The Notes are senior, unsecured obligations of the Company, ranking pari passu with all existing and future senior indebtedness of the Company, and senior in right of payment to all future subordinated indebtedness of the Company. Subject to certain limitations set forth in the indenture covering the Notes (the "Indenture"), the Company and its subsidiaries may incur additional senior indebtedness and other indebtedness.

     The Indenture provides that the Notes will be unconditionally guaranteed (the "Guarantee") by any subsidiary designated by the Company as a Restricted Subsidiary (a "Guarantor"). As a result of the merger of NEG-OK into the Company on December 31, 1996, the Company has no Restricted Subsidiaries.

     The Indenture contains certain covenants limiting the Company and any Restricted Subsidiaries, with respect to the following: (i) assets sales; (ii) restricted payments; (iii) the incurrence of additional indebtedness and the issuance of certain redeemable preferred stock; (iv) liens; (v) sale and leaseback transactions; (vi) lines of business; (vii) dividend and other payment restrictions affecting subsidiaries; (viii) mergers and consolidations; and (ix) transactions with affiliates.

     At any time on or after November 1, 2001, the Company may, at its option, redeem all or any portion of the Notes at the redemption prices expressed as percentages of the principal amount of the Notes set forth below, plus, in each case, accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning November 1 of the years indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2001........................................................   105.375%
2002........................................................   102.688%
2003 and thereafter.........................................   100.000%

     Notwithstanding the foregoing, at any time prior to November 1, 2001, the Company may, at its option, redeem all or any portion of the Notes at the Make-Whole Price, as defined, plus accrued and unpaid interest to the date of redemption. In addition, in the event the Company consummates one or more Equity Offerings, as defined, on or prior to November 1, 1999, the Company, at its option, may redeem up to $35.0 million of the aggregate principal amount of the Notes with all or a portion of the aggregate net proceeds received by the Company from such Equity Offering or Equity Offerings at a redemption price of 110.75% of the aggregate principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon to the redemption date; provided, however, that following such redemption, at least $65.0 million of the aggregate principal amount of the Notes remains outstanding.

                          NATIONAL ENERGY GROUP, INC.

4. 10 3/4% SENIOR NOTES DUE 2006 -- (CONTINUED)
     Upon a Change of Control, as defined, the Company will be required, subject to certain conditions, to offer to repurchase all Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

     The carrying value of the Notes approximates their fair value.

5. COMMITMENTS AND CONTINGENCIES

     The Company leases office space under an operating lease. Rental expense charged to operations was approximately $80,000, $101,000, and $117,000 during the years ended December 31, 1994, 1995, and 1996, respectively. Minimum lease payments under future operating lease commitments at December 31, 1996, are as follows:

1997........................................................  $269,164
1998........................................................   317,089
1999........................................................   317,723
Thereafter..................................................    14,660
                                                              --------
                                                              $918,636
                                                              ========

     On August 30, 1995, the Company filed a lawsuit in the District Court of Ector County, Texas against R.E. Steakley in which the Company seeks to enjoin Mr. Steakley from interfering with its operations on the surface property controlled by Mr. Steakley. The lawsuit alleges tortuous interference with the Company's access to its facilities and wrongful conduct with respect to the Company's personnel.

     On August 31, 1995, R.E. Steakley and N.M. Steakley filed a lawsuit in the District Court of Harris County, Texas, against Amoco Production Company, Phillips Petroleum Company, the Company, and others. The lawsuit alleges certain environmental claims and related tortuous and contractual claims and seeks unspecified damages. On December 19, 1996, the Court in Harris County, Texas signed and order transferring the R.E. Steakley claim to the court in Ector County, Texas as a part of the Company's claim against R.E. Steakley. Subsequently, R.E. Steakley filed a Fourth Amended Original Answer and Original Counterclaims against the Company in Ector County District Court in which he reasserts the claims filed in the Harris County action. The Company believes that it is operating in compliance with applicable environmental laws and regulations and believes, based on the advice of counsel, that the ultimate resolution of the lawsuit will not have a material effect on the Company's financial condition or results of operations.

     The Company is not a defendant in any additional pending legal proceedings other than routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

6. STOCKHOLDERS' EQUITY

  Capital Stock

     In connection with the Merger, the Company's shareholders approved an amendment to the Company's Certificate of Incorporation to eliminate the authorization of the Class B Common Stock, to change the name of Class A Common Stock to "Common Stock," and to increase the number of authorized shares of Common Stock from 50,000,000 to 100,000,000 shares.

                          NATIONAL ENERGY GROUP, INC.

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
  Preferred Stock

     At December 31, 1996, the Company has authorized 330,000 shares of $1.00 par value convertible preferred stock designated in four series B through E:

                              SERIES B         SERIES C       SERIES D      SERIES E
                            -------------   --------------   -----------   -----------
Number of authorized
  shares..................        100,000           80,000       100,000        50,000
Number of shares issued
  and outstanding:
  December 31, 1994.......         52,500               --            --            --
  December 31, 1995.......         52,500           40,000            --            --
  December 31, 1996.......         52,500           40,000       100,000        50,000
Conversion price per
  common share............        $ 1.625          $  2.00       $  2.25       $  2.25
Liquidation preference
  value per share.........        $100.00          $100.00       $100.00       $100.00
Dividend rights...........                         10 1/2%
                              10% payable          payable   Participation Participation
                            semi-annually    semi-annually   with common   with common
                             (cumulative)     (cumulative)         stock         stock

     In connection with the acquisition of certain oil and gas assets in 1992, the Company's Board of Directors authorized the issuance of up to 5,000 shares of redeemable convertible preferred stock designated as 5% Redeemable Convertible Preferred Stock, Series A, par value, $1.00 per share ("Series A Preferred Stock"). The Series A Preferred Stock was converted into 425,000 shares of Common Stock during 1994.

     On June 3, 1994, the Company consummated the sale of $5,000,000 of the Company's 10% Cumulative Convertible Preferred Stock, Series B ("Series B"). Fifty thousand shares of Series B were sold by the Company at $100.00 per share. The Series B is convertible into shares of Common Stock at a conversion price of $1.625 per share. The Series B has a liquidation and dividend preference over the Common Stock. The Series B has a 10% dividend, payable semi-annually. The Company has the option to make six dividend payments in shares of Series B; after the sixth such payment, the holders of Series B have the option to receive additional dividends in shares of Series B or to accrue such dividends in cash. If the Company makes four dividend payments in shares of Series B, the holders of Series B have the right to appoint one-third of the members of the Company's Board of Directors. As of December 31, 1996 all dividend payments were current. The Series B is redeemable by the Company beginning June 14, 1999, at $100.00 per share, plus accrued and unpaid dividends; provided, however, that the Company cannot redeem any shares of Series B unless and until all outstanding shares of the Series C have been redeemed by the Company. The holders of Series B currently have the right to appoint one member to the Company's Board of Directors. The Series B requires that dividends be paid on the Series B before any dividends are paid on Common Stock.

     The holders of Series B are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class, and the approval of a majority of the Series B, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series B, to authorize or issue additional shares of Series B or to issue preferred stock equal to or senior to the Series B as to dividends or liquidation, or, subject to certain exceptions, to effect an extraordinary transaction that requires a vote of the Company's stockholders. As a result, a class vote of the holders of

                          NATIONAL ENERGY GROUP, INC.

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
Series B would be required for the Company to merge or be acquired and may therefore delay, deter, or prevent a change in control of the Company.

     In June 1995, the Company consummated the sale of $4,000,000 of the Company's 10 1/2% Cumulative Convertible Preferred Stock, Series C ("Series C"). Forty thousand shares of Series C were sold by the Company at $100.00 per share. The Series C is convertible into shares of Common Stock at a conversion price of $2.00 per share.

     The Series C has a liquidation and dividend preference over the Common Stock and is parity stock to the previously issued Series B. The Series C has a 10 1/2% dividend, payable semi-annually. The Company has the option to make six dividend payments in shares of Series C; after the sixth such payment, the holders of Series C have the option to receive additional dividends in shares of Series C or to accrue such dividends in cash.

     If the Company makes four dividend payments in shares of Series C, the holders of Series C (voting as a class with other affected series of preferred stock with similar voting rights) have the right to appoint one-third of the members of the Company's Board of Directors; provided, however, that if the holders of Series B are presently entitled to a similar right, then the holders of Series C shall have no such right until the right of the holders of Series B terminates. As of December 31, 1996, all dividend payments are current and have been made in cash. The Series C is redeemable by the Company beginning June 14, 1999, at $100.00 per share, plus accrued and unpaid dividends. The holders of the Series C currently have the right to appoint one member to the Company's Board of Directors. The holders of Series C are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class, and the approval of a majority of the Series C, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series C, to authorize or issue additional shares of Series C or to issue preferred stock equal to or senior to the Series C as to dividends or liquidation, or, subject to certain exceptions, to effect an extraordinary transaction that requires a vote of the Company stockholders. As a result, a class vote of the holders of Series C, as well as the Series B, would be required for the Company to merge or be acquired and may therefore delay, deter, or prevent a change in control of the Company.

     On August 29, 1996, the Company closed the sale for $10.0 million to High River Limited Partnership ("High River") of 100,000 shares of its Convertible Preferred Stock, Series D, $1.00 par value per share ("Series D") and warrants to purchase 700,000 shares of Common Stock exercisable immediately at $2.50 per share, which warrants expire five years from their date of issuance. The rights and preferences of the Series D are described in the Certificate of Designations of the Series D and include the immediate right to convert all the shares of the Series D into 4,444,444 shares of Common Stock, based upon the initial conversion price of $2.25 per share.

     The holders of the Series D are entitled to one vote for each share when entitled to vote as described below and as to matters upon which by law they are entitled to vote as a class. The holders of Series D will have the right to appoint one member to the Board of Directors. The Company may not, without the consent of the director appointed by the holders of Series D, voluntarily file for protection under federal or other bankruptcy laws. In addition, the holders of Series D will have the right to choose to appoint one-half of the members of the Board of Directors plus one member (including the member appointed by the Series D) if the Series D contingent voting rights are triggered and the holders of the Series D exercise their rights.

     On August 29, 1996, simultaneously with the closing of the sale for $10.0 million of the Series D to High River, the Company also closed the sale for $5.0 million to two insurance companies and four affiliates of Kayne, Anderson Investment Management, Inc. ("KAIM"), a registered investment adviser, of 50,000 shares of Convertible Preferred Stock, Series E, $1.00 par value per share ("Series E") and warrants to purchase

                          NATIONAL ENERGY GROUP, INC.

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
350,000 shares of the Common Stock exercisable immediately at $2.50 per share, which warrants expire five years from their date of issuance. The Series E has the rights and preferences described in the Certificate of Designations of the Series E which include the immediate right to convert all of the shares of the Series E into 2,222,222 shares of the Common Stock, based upon the initial conversion price of $2.25 per share. The Series E will vote together with the Common Stock on all matters submitted to the holders of Common Stock and shall have that number of votes per share equal to the number of shares of Common Stock into which such share is convertible as of the record date for the vote.

  Common Stock

     Holders of Common Stock are entitled to one vote for each share held of record on all matters voted on by stockholders. The shares of the Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares of the Common Stock voting for the election of the directors can elect all of the directors to be elected by holders of the Common Stock, in which event the holders of the remaining shares of Common Stock will not be able to elect any director. Upon any liquidation, dissolution, or winding-up of the affairs of the Company, holders of the Common Stock would be entitled to receive, pro rata, all of the assets of the Company available for distribution to stockholders, after payment of any liquidation preference of any Preferred Stock that may be issued and outstanding at the time. Holders of the Common Stock have no subscription, redemption, sinking fund, or preemptive rights.

     The Class B Common Stock ("Class B") was entitled to special conversion rights. In June 1995, as a result of the Company's proven crude oil and natural gas reserves reaching a value in excess of $25,000,000, the 129,644 shares of Class B common stock which were outstanding at December 31, 1994, were converted into 1,296,440 shares of Common Stock, in accordance with the terms of the Class
B. Under the terms of the Class B, such shares cannot be reissued.

  Warrants

     In June 1994, in connection with the sale of the Series B Preferred Stock, the Company issued warrants to purchase 307,692 shares of Common Stock at a price of $1.625 per share. During 1995, 255,492 of these warrants were exercised and the remainder were exercised in 1996. In 1995, the Company granted warrants to purchase 300,000 shares of Common Stock at a price of $1.625 per share, pursuant to a consulting agreement. The estimated fair value of the warrants was deferred at the date of grant and charged to general and administrative expenses over the vesting period. In June 1995, in connection with the acquisition of Oak Hill (Note 2), the Company issued warrants to purchase 200,000 shares of Common Stock at a price of $2.00 per share. During 1996, 100,000 of these warrants were exercised.

     During 1996, the Company issued warrants to purchase 1,050,000 shares of Common Stock with exercise prices of $2.50 per share to the purchasers of the Series D and Series E and issued warrants to purchase 300,000 shares of Common Stock with exercise prices of $2.875 per share to financial advisors in connection with this transaction. In connection with the Merger, the Company issued warrants to purchase 800,000 shares of Common Stock to two financial advisors. Warrants to purchase 700,000 shares have an exercise prices of $2.875 per share while warrants to purchase 100,000 shares have an exercise prices of $4.09 per share. In the Merger, the Company also assumed 396,015 warrants to purchase Common Stock at prices ranging from $2.07 to $3.00 in the Merger.

                          NATIONAL ENERGY GROUP, INC.

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
     The following table summarizes warrants outstanding at December 31, 1996:

NUMBER OF SHARES                      EXPIRATION                       WARRANTS     EXERCISE
 UNDER WARRANT                           DATE                         EXERCISABLE    PRICES
----------------                      ----------                      -----------   --------
     100,000       July 31, 1997...................................      100,000     $1.625
     100,000       July 31, 1998...................................      100,000      1.625
     100,000       July 31, 1999...................................      100,000      1.625
     100,000       June 30, 1998...................................      100,000       2.00
   1,050,000       August 29, 2001.................................    1,050,000       2.50
     300,000       August 29, 2001.................................      300,000      2.875
     700,000       August 29, 2001.................................      700,000      2.875
     100,000       August 29, 2001.................................      100,000       4.09
     127,500       March 10, 1998..................................      127,500       3.00
     268,515       September 14, 1998..............................      268,515       2.07
   ---------                                                           ---------
   2,946,015                                                           2,946,015
   =========                                                           =========

  Stock Options

     During 1992, the Company's Board of Directors and stockholders approved the Company's 1992 Stock Option Plan (the "1992 Plan"). At December 31, 1996, 15,000 options had been granted pursuant to the 1992 Plan. At present, the Company does not plan to issue further options under the 1992 Plan.

     During 1994, 1995, and 1996, the Company's Board of Directors granted options to purchase 40,000, 765,000, and 5,000 shares of Common Stock, respectively, to certain officers and directors. These options were issued outside of the 1992 Plan.

     As a result of the Merger, the Company assumed 135,028 outstanding stock options previously issued pursuant to three stock option plans of Alexander. No additional stock options will be granted pursuant to such plans. The stock options assumed may be exercised to purchase shares of Common Stock at prices ranging from $0.88 to $2.94 per share.

                          NATIONAL ENERGY GROUP, INC.

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
     A summary of the Company's stock option activity, and related information for the years ended December 31, 1994, 1995, and 1996, follows:

                                    1994                 1995                 1996
                             ------------------   ------------------   -------------------
                                       WEIGHTED             WEIGHTED              WEIGHTED
                                       AVERAGE              AVERAGE               AVERAGE
                                       EXERCISE             EXERCISE              EXERCISE
                             OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS     PRICE
                             -------   --------   -------   --------   --------   --------
Outstanding at beginning of
  year.....................  297,500    $ .64     240,000    $ .79      932,500    $2.02
  Granted..................   40,000     1.62     765,000     1.93        5,000     3.00
  Assumed in merger with
     Alexander.............       --       --          --       --      135,028     2.25
  Exercised................  (62,500)     .58     (72,500)     .72     (199,042)    1.08
  Cancelled................  (35,000)     .81          --       --           --
                             -------              -------              --------
Outstanding at end of
  year.....................  240,000      .79     932,500     2.02      873,486     2.28
                             =======              =======              ========
Exercisable at end of
  year.....................  200,000      .63     347,500     1.24      503,484     2.24
                             =======              =======              ========
Weighted-average fair value
  of options granted or
  assumed during the
  year.....................                       $  1.31              $   2.15
                                                  =======              ========

     At December 31, 1996, the exercise prices of outstanding options ranged from $0.625 to $3.00 per share. The weighted average remaining contractual life of such options was 3.4 years.

     On August 30, 1996 the Board of Directors approved the issuance of options to purchase 700,000 shares of Common Stock to the Company's chief executive officer. The options have an exercise price of $4.0625 per share. The options become exercisable when the price of the Common Stock reaches and remains at or above $8.125 for a period of 30 days. If the price target is not met within five years, the options expire. In December 1996, the Company's Board of Directors approved grants of options to purchase 966,500 shares of Common Stock for $3.75 per share. Both grants are subject to approval of a new stock option plan by the stockholders of the Company and, therefore, are not included in the above table.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS 123) requires the disclosure of pro forma net income and earnings per share information computed as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: a risk-free interest rate of 6%, a dividend yield of 0%, and a volatility factor of .54. In addition, the fair value of these options was estimated based on an expected life of three years for options granted by the Company and one year for the options assumed in the merger with Alexander.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. In addition, because SFAS 123 is applicable only to options granted

                          NATIONAL ENERGY GROUP, INC.

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
subsequent to December 31, 1994, the pro forma information does not reflect the pro forma effect of all previous stock option grants of the Company, and thus the pro forma information is not necessarily indicative of future amounts until SFAS 123 is applied to all outstanding stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                              1995           1996
                                                            ---------    ------------
Pro forma net loss........................................  $(321,559)   $(26,380,771)
                                                            =========    ============
Pro forma net loss per common share.......................  $    (.10)   $      (1.37)
                                                            =========    ============

7. INCOME TAXES

     The reconciliation of income taxes computed at the U.S. federal statutory tax rates to the benefit for income taxes on the income (loss) before extraordinary item is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                     1994        1995         1996
                                                   ---------   --------   ------------
Income tax (benefit) at statutory rate...........  $(166,385)  $ 69,970   $(14,021,426)
Utilization of net operating loss carryforward...         --    (69,970)      (414,177)
Benefit of net operating loss not recognized.....    166,385         --             --
Other............................................         --         --        (67,992)
                                                   ---------   --------   ------------
                                                   $      --   $     --   $(14,503,595)
                                                   =========   ========   ============

     The computation of the net deferred tax asset (liability) follows:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1995            1996
                                                           -----------    ------------
Deferred tax liabilities:
  Property and equipment.................................  $(1,778,045)   $(19,948,392)
  Other..................................................       (8,378)        (38,549)
Deferred tax assets:
  Net operating loss carryforwards.......................    2,402,574      14,564,346
  Statutory depletion carryforwards......................           --       1,340,763
  Other..................................................           --       1,812,635
                                                           -----------    ------------
                                                               616,151      (2,269,197)
Less valuation allowance.................................     (616,151)     (5,004,632)
                                                           -----------    ------------
                                                           $        --    $ (7,273,829)
                                                           ===========    ============

     At December 31, 1996, the Company had net operating loss carryforwards available for federal income tax purposes of approximately $42 million which expire beginning in 1997. Utilization of substantially all of the net operating loss carryforwards is subject to various limitations because of previous changes in stock ownership (as defined in the Internal Revenue Code) of the Company and Alexander. Additional net operating loss limitations may be imposed as a result of subsequent changes in stock ownership of the Company. For federal income tax purposes, the Company also has statutory depletion carryforwards of

                          NATIONAL ENERGY GROUP, INC.

7. INCOME TAXES -- (CONTINUED)
$3.8 million, which do not expire. As a result of the limitations on the utilization of net operating loss carryforwards, the Company has established a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized.

8. GAS HEDGING ACTIVITIES AND COMMITMENTS

     While the use of hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable movements. All hedging is accomplished pursuant to swap agreements based upon standard forms. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity being hedged. Credit risk related to hedging activities is managed by requiring minimum credit standards for counterparties, periodic settlements, and mark to market valuations. The Company has not been required to provide collateral relating to its hedging activities.

     In December 1995, the Company had entered into various swap agreements to fix the selling prices for natural gas at a weighted average NYMEX price of $2.805 per Mcf for 225,000 Mcf of natural gas to be produced during 1996. The Company closed the positions prior to December 31, 1995, resulting in a deferred gain of approximately $70,875 which was recognized in 1996.

     During the year ended December 31, 1996, the Company recognized a net gain of $20,315 related to hedging transactions. At December 31, 1996, the Company has no hedging agreements outstanding.

9. CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

     The unproven properties are excluded from the amortization base and consist primarily of acreage, acquisition costs, and related geological and geophysical costs. These costs are expected to be evaluated during the Company's drilling program during the next three to five years.

     Costs incurred in connection with acquisition, development, exploitation and exploration of crude oil and natural gas properties for the years ended December 31, 1994, 1995, and 1996, are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   1994         1995           1996
                                                ----------   -----------   ------------
Acquisitions of properties:
  Proved......................................  $1,153,548   $13,657,383   $151,511,108
  Unproved....................................     134,512       707,913     24,534,610
Exploration costs.............................     130,182        73,034      4,406,015
Development costs.............................   2,006,183     8,595,363     19,389,494
Amortization rate per Mcfe....................         .70           .91           1.11

     The acquisitions of properties in 1996 include $132.8 million of proved properties and $6.3 million of unproved properties acquired in the Merger. See
Note 2.

     Depletion, depreciation, and amortization increased $351,964 for the fourth quarter of 1995 due to downward revisions in estimated proved reserves at December 31, 1995.

                          NATIONAL ENERGY GROUP, INC.

9. CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES -- (CONTINUED)
     Revenues from individual customers that exceed 10% of total crude oil and natural gas sales are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1994         1995         1996
                                                   ----------   ----------   ----------
Plains Marketing and Transportation..............  $1,614,711   $4,618,136   $9,382,466
Crosstex Energy..................................          --           --    2,919,944
GPM Natural Gas Corporation......................     553,613           --    2,832,049
Energy Source, Inc...............................          --      870,285           --

     The Company believes that the loss of these customers would not have a significant impact on the Company's results of operations or financial condition.

10. SUPPLEMENTARY CRUDE OIL AND NATURAL GAS RESERVE INFORMATION (UNAUDITED)

     The Company has interests in crude oil and natural gas properties that are principally located in Texas, Oklahoma, New Mexico, Wyoming, and offshore Texas. The Company does not own or lease any crude oil and natural gas properties outside the United States.

     The Company retains independent engineering firms to provide annual year-end estimates of the Company's future net recoverable crude oil, natural gas, and natural gas liquids reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.

     Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

                          NATIONAL ENERGY GROUP, INC.

10. SUPPLEMENTARY CRUDE OIL AND NATURAL GAS RESERVE INFORMATION
(UNAUDITED) -- (CONTINUED)
     Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, are summarized as follows:

                                                                           NATURAL GAS
                                                             CRUDE OIL      (THOUSAND
                                                             (BARRELS)     CUBIC FEET)
                                                             ----------    -----------
December 31, 1993..........................................   3,721,084     11,047,393
  Purchase of reserves in place............................   1,035,137      1,858,271
  Extensions and discoveries...............................     906,526      1,996,771
  Revisions of previous estimates..........................    (387,840)      (879,838)
  Production...............................................    (115,642)      (620,843)
  Sales of reserves in place...............................      (3,524)       (21,280)
                                                             ----------    -----------
December 31, 1994..........................................   5,155,741     13,380,474
  Purchase of reserves in place............................     190,063     25,785,458
  Revisions of previous estimates..........................  (1,141,288)    (6,453,623)
  Production...............................................    (283,440)    (1,752,990)
  Sales of reserves in place...............................          --        (90,207)
                                                             ----------    -----------
December 31, 1995..........................................   3,921,076     30,869,112
  Purchase of reserves in place............................   4,691,982     97,840,796
  Extensions and discoveries...............................      37,800        371,062
  Revisions of previous estimates..........................     703,594      6,104,198
  Production...............................................    (521,701)    (5,680,904)
  Sales of reserves in place...............................     (29,880)      (634,386)
                                                             ----------    -----------
December 31, 1996..........................................   8,802,871    128,869,878
                                                             ==========    ===========
Proved developed reserves:
  December 31, 1993........................................   1,641,800      8,781,785
  December 31, 1994........................................   1,532,470      9,205,784
  December 31, 1995........................................   1,632,404     13,304,031
  December 31, 1996........................................   4,383,926     77,496,645

     The Company's principal individual properties are the GAU, located onshore in Texas, and the South Lake Boeuf Field located in La Fourche Parish, Louisiana. As of December 31, 1994, 1995, and 1996, the Company's net interests in the proved reserves of the GAU was approximately 32,532 Mmcfe, 25,002 Mmcfe, and 25,035 Mmcfe, respectively. As of December 31, 1996, the Company's net interest in the South Lake Boeuf Field was 15,200 Mmcfe.

     The following is a summary of a standardized measure of discounted net cash flows related to the Company's proved crude oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using crude oil and natural gas prices as of the end of each period presented. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Estimated future income tax expenses were calculated by applying future statutory tax rates (based on the current tax law adjusted for permanent differences and tax credits) to the estimated future pretax net cash flows related to proved crude oil and natural gas reserves, less the tax basis of the properties involved.

     The Company cautions against using this data to determine the fair value of its crude oil and natural gas properties. To obtain the best estimate of fair value of the crude oil and natural gas properties, forecasts of

                          NATIONAL ENERGY GROUP, INC.

10. SUPPLEMENTARY CRUDE OIL AND NATURAL GAS RESERVE INFORMATION
(UNAUDITED) -- (CONTINUED)
future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.

     The standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves are summarized as follows:

                                                                 DECEMBER 31,
                                                         -----------------------------
                                                             1995            1996
                                                         ------------    -------------
Future cash inflows....................................  $132,218,400    $ 702,089,600
Future production and development costs................   (71,109,500)    (220,155,000)
Future income tax expenses.............................    (7,123,405)    (105,547,035)
                                                         ------------    -------------
Future net cash flows..................................    53,985,495      376,387,565
10% annual discount for estimated timing of cash
  flows................................................   (21,858,394)    (146,607,933)
                                                         ------------    -------------
Standardized measure of discounted future net cash
  flows................................................  $ 32,127,101    $ 229,779,632
                                                         ============    =============

     The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                      YEAR ENDED DECEMBER 31,
                                            -------------------------------------------
                                               1994            1995            1996
                                            -----------    ------------    ------------
Sales and transfers of crude oil and
  natural gas produced, net of production
  costs...................................  $(1,775,145)   $ (5,710,325)   $(19,293,463)
Net changes in prices and production
  costs...................................   14,785,630      14,654,096     131,330,518
Development costs incurred during the
  period and changes in estimated future
  development
  costs...................................     (119,443)    (11,886,400)      4,884,876
Purchases of reserves in place............    3,414,926      15,455,400     117,893,900
Sales of reserves in place................      (30,585)        (97,210)       (450,300)
Extensions and discoveries, less related
  costs...................................    4,605,206              --         850,200
Revisions of previous quantity
  estimates...............................   (1,985,978)     (8,871,208)     16,576,531
Accretion of discount.....................    1,439,950       2,744,504       3,627,860
Net change in income taxes................   (6,952,217)      2,590,707     (57,743,416)
Changes in production rates (timing) and
  other...................................   (4,221,647)      2,408,034         (24,175)
                                            -----------    ------------    ------------
          Net change......................  $ 9,160,697    $ 11,287,598    $197,652,531
                                            ===========    ============    ============

     During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. This situation has had a destabilizing effect on crude oil posted prices in the United States, including the posted prices paid by purchasers of the Company's crude oil. The net weighted average prices of crude oil and natural gas at December 31, 1994, 1995, and 1996, used in the above table were $16.59, $18.71, and $25.36 per barrel of crude oil, respectively, and $1.62, $1.91, and $3.72 per thousand cubic feet of natural gas, respectively.

                          NATIONAL ENERGY GROUP, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                                SEPTEMBER 30,
                                                                    1997
                                                                -------------
Current assets:
  Cash and cash equivalents.................................      $ 35,615
  Marketable securities.....................................           542
  Accounts receivable-oil and gas sales.....................         9,196
  Accounts receivable-joint interest and other..............         9,059
  Other.....................................................         2,282
                                                                  --------
          Total current assets..............................        56,694
Oil and gas properties, at cost (full cost method):
  Proved oil and gas properties.............................       215,228
  Unproved oil and gas properties...........................        33,291
                                                                  --------
                                                                   248,519
  Accumulated depreciation, depletion, and amortization.....        31,464
                                                                  --------
          Net oil and gas properties........................       217,055
Other property and equipment................................         4,204
Accumulated depreciation....................................           647
                                                                  --------
Net other property and equipment............................         3,557
Other assets, net...........................................         7,819
                                                                  --------
          Total assets......................................      $285,125
                                                                  ========

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable-trade....................................      $ 10,152
  Accounts payable-revenue and other........................        11,067
  Accrued interest..........................................         5,256
                                                                  --------
          Total current liabilities.........................        26,475
Other long-term liabilities.................................           859
10 3/4% Senior Notes due 2006, including issuance premium of
  $1,436....................................................       166,436
Deferred income taxes.......................................         8,365
Stockholders' equity:
  Convertible preferred stock, $1.00 par:
     Authorized shares 1,000,000
     Issued and outstanding shares -- 242,500
     Aggregate liquidation preference -- $24,250............           243
  Common stock, $.01 par value:
     Authorized shares -- 100,000,000
     Issued and outstanding shares -- 36,275,669............           363
  Additional paid-in capital................................       111,170
  Unrealized gain on marketable securities..................            27
  Deficit...................................................       (28,813)
                                                                  --------
          Total stockholders' equity........................        82,990
                                                                  --------
          Total liabilities and stockholders' equity........      $285,125
                                                                  ========

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                                1996      1997
                                                              --------   -------
Revenue:
  Oil and gas sales.........................................  $ 13,181   $38,151
  Well operator fees........................................       314       994
                                                              --------   -------
                                                                13,495    39,145
Cost and expenses:
  Lease operating...........................................     2,096     5,551
  Oil and gas production taxes..............................       663     2,087
  Depreciation, depletion, and amortization.................     5,444    16,741
  Write-down of oil and gas properties......................    43,497        --
  General and administrative................................     1,957     3,807
                                                              --------   -------
                                                                53,657    28,186
                                                              --------   -------
Operating income (loss).....................................   (40,162)   10,959
Interest expense............................................    (1,826)   (8,259)
Interest income and other, net..............................       154       507
Gain (loss) on sale of marketable securities................      (118)       --
                                                              --------   -------
Income (loss) before income taxes...........................   (41,952)    3,207
Benefit (provision) for income taxes........................    15,146    (1,079)
                                                              --------   -------
Income (loss) before extraordinary item.....................   (26,806)    2,128
Extraordinary charge for early extinguishment of debt.......      (292)       --
                                                              --------   -------
          Net income (loss).................................  $(27,098)  $ 2,128
                                                              ========   =======
Net income per common share:
  Income (loss) before extraordinary item...................  $  (1.87)  $   .03
                                                              ========   =======
  Net income (loss).........................................  $  (1.89)  $   .03
                                                              ========   =======
Weighted average number of common shares outstanding........    14,693    43,886
                                                              ========   =======

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
OPERATING ACTIVITIES
Net income (loss)...........................................  $(27,098)   $  2,128
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation, depletion, and amortization.................     5,444      16,741
  Write-down of oil and gas properties......................    43,497          --
  Amortization of debt issuance costs.......................        71         415
  Amortization of deferred compensation.....................        35         130
  Provision (benefit) for deferred income taxes.............   (15,146)      1,091
  Extraordinary charge for early extinguishment of debt.....       292          --
  Common stock, options, and warrants issued for services...       138          17
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (1,107)     (8,438)
     Other current assets...................................      (822)     (1,006)
     Accounts payable and accrued liabilities...............      (524)      3,948
                                                              --------    --------
          Net cash provided by operating activities.........     4,780      15,026
                                                              --------    --------
INVESTING ACTIVITIES
Purchases of marketable securities..........................        (9)       (515)
Proceeds from sale of marketable securities.................     1,750          --
Purchases of other property and equipment...................      (163)     (1,342)
Oil and gas acquisition, exploration, and development
  expenditures..............................................   (16,339)    (54,792)
Acquisition of Alexander Energy Corporation, net of cash
  acquired of $1,333........................................    (1,489)         --
Other.......................................................      (600)     (2,626)
                                                              --------    --------
          Net cash used by investing activities.............   (16,850)    (59,275)
                                                              --------    --------
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net...............    72,036      99,441
Proceeds from issuance of convertible preferred stock.......    15,000          --
Repayments of note payable..................................    (3,060)         --
Repayments of long-term debt................................   (69,010)    (33,000)
Repayments of other long-term liabilities...................        --        (777)
Proceeds from exercise of stock options and warrants........       150         570
Purchase of common stock....................................        --         (80)
Preferred stock dividends...................................      (472)       (472)
                                                              --------    --------
          Net cash provided by financing activities.........    14,644      65,682
                                                              --------    --------
Increase in cash and cash equivalents.......................     2,574      21,433
Cash and cash equivalents and beginning of period...........     6,076      14,182
                                                              --------    --------
Cash and cash equivalents at end of period..................  $  8,650    $ 35,615
                                                              ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid in cash.......................................  $  1,927    $  5,668
                                                              ========    ========

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       UNREALIZED
                                   CONVERTIBLE                                          GAIN ON
                                 PREFERRED STOCK       COMMON STOCK       ADDITIONAL   AVAILABLE                   TOTAL
                                 ----------------   -------------------    PAID-IN      FOR SALE               STOCKHOLDERS'
                                 SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL     SECURITIES   DEFICIT       EQUITY
                                 -------   ------   ----------   ------   ----------   ----------   --------   -------------
Balance at December 31, 1996...  242,500    $243    35,977,140    $360     $110,293       $--       $(30,469)     $80,427
Common stock issued upon
  exercise of options and
  warrants.....................       --      --       239,665       2          568        --             --          570
Common stock, options, and
  warrants issued for
  services.....................       --      --        82,854       1          389        --             --          390
Purchase of common stock.......       --      --       (24,000)     --          (80)       --             --          (80)
Preferred stock dividends......       --      --            --      --           --        --           (472)        (472)
Unrealized gain on marketable
  securities...................       --      --            --      --           --        27             --           27
Net income.....................       --      --            --      --           --        --          2,128        2,128
                                 -------    ----    ----------    ----     --------       ---       --------      -------
Balance as of September 30,
  1997.........................  242,500    $243    36,275,659    $363     $111,170       $27       $(28,813)     $82,990
                                 =======    ====    ==========    ====     ========       ===       ========      =======

                            See accompanying notes.

                          NATIONAL ENERGY GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     In management's opinion, the accompanying financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary to present fairly the financial position of National Energy Group, Inc. (the "Company") as of September 30, 1997, the results of operations for the nine month periods ended September 30, 1996 and 1997, and the cash flows for the nine month periods ended September 30, 1996 and 1997.

     The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company's annual financial statements and notes thereto included elsewhere herein.

     The Company capitalizes internal general and administrative costs that can be directly identified with acquisition, exploration, and development activities. These costs totaled $173,033 for the nine months ended September 30, 1996 and $1,006,280 for the nine months ended September 30, 1997. During the nine months ended September 30, 1997, the Company capitalized interest costs of $1,539,000, related to its unproved oil and gas properties.

     Certain previously reported amounts have been reclassified to conform with the current presentation.

     The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results expected for the full year.

     Primary earnings (loss) per common and common equivalent share data is computed by dividing net income (loss), adjusted for preferred stock dividend requirements of $708,750 for the nine months ended September 30, 1996 and 1997, by the weighted average number of common and common equivalent shares outstanding during each period. Shares issuable upon exercise of options and warrants and upon conversion of the Company's Convertible Preferred Stock Series D and Series E are included in the computation of earnings per common and common equivalent share to the extent they are dilutive. Fully diluted earnings per share computations also assume conversion of the Company's Convertible Preferred Stock, Series B and Series C, if such conversions have a dilutive effect. The number of shares used in the per share calculations were 14,693,000 and 43,885,794 for the nine months ended September 30 1996 and 1997, respectively.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings per Share, ("SFAS 128") which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options, warrants and the Convertible Preferred Stock, Series D and Series E, will be excluded. Adoption of SFAS 128 will not impact primary earnings per share for the periods ended September 30, 1996 and 1997 because the dilutive effect of options, warrants and the convertible preferred stock was not significant. The impact of SFAS 128 on the calculation of fully diluted earnings per share is not expected to be significant.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 will require additional

                          NATIONAL ENERGY GROUP, INC.

1. BASIS OF PRESENTATION -- (CONTINUED)
disclosures in the Company's financial statements, but will not have any impact on the financial position or results of operations of the Company.

2. ACQUISITIONS

     In January 1996, the Company completed the acquisition of oil and gas properties in offshore Nueces County, Texas, adjacent to the Company's Mustang Island property, from C/A Limited, Chartex Petroleum Company, and Petrotex Engineering Company (the "CA Acquisition"). The acquisition included interests in five wells, a pipeline and separation facility related to Mustang Island. The consideration for this acquisition consisted of 140,857 shares of the Company's Common Stock and approximately $.7 million in cash.

     In February 1996, the Company completed the acquisition of two oil and gas wells on one offshore block, interests in five other offshore blocks, and a related production platform and equipment in offshore Nueces County, Texas, adjacent to the Company's Mustang Island property, from UMC Petroleum Corporation (the "UMC Acquisition"). The consideration for this acquisition consisted of $1.5 million in cash, which was funded primarily from borrowings under a credit agreement with BankOne.

     In April 1996, the Company won exploration rights on 16 offshore tracts (covering 7,765 acres) in the Mustang Island area in offshore Nueces County, Texas, through successful bids with the State of Texas ("Offshore Lease Acquisition"). The Company paid approximately $1.4 million in cash for these rights, and the purchase was funded by borrowings under a credit facility with BankOne and available cash.

     On August 29, 1996, the Company completed the acquisition of Alexander Energy Corporation ("Alexander"). The transaction consisted of a merger (the "Merger") of Alexander with and into National Energy Group of Oklahoma, Inc., a wholly owned subsidiary of the Company ("NEG-OK"). Pursuant to the Merger, (a) the separate corporate existence of Alexander terminated, (b) each share of Alexander common stock, par value $.03 per share ("Alexander Common Stock"), together with certain rights associated with the Alexander Common Stock outstanding immediately before the Merger, were converted into 1.7 shares of the Company's Common Stock, and (c) all outstanding options and warrants to purchase Alexander Common Stock were assumed by the Company and converted into options and warrants to purchase Common Stock. In lieu of fractional shares, Alexander shareholders otherwise entitled to receive fractional shares of Common Stock were paid in cash an amount equal to $4.375 multiplied by the fraction of a share of Common Stock to be received. On December 31, 1996, NEG-OK was merged into and with the Company and its separate corporate existence ceased to exist.

     Under the full cost method of accounting, the carrying value of oil and gas properties, (net of related deferred taxes) is generally not permitted to exceed the sum of the present value (10% discount rate) of estimated future net cash flows, after tax, from proved reserves, based on current prices and costs, plus the lower of cash or estimated fair value of unproved properties (the "cost center ceiling"). Based upon the combined cost center ceiling at August 29, 1996, and the preliminary allocation of the Company's purchase price, the purchase price allocated to oil and natural gas properties was in excess of the cost center ceiling using oil and natural gas prices being received by the Company and NEG-OK in August 1996 of $20.75 per Bbl and $2.21 per Mcf. Such excess was written off at the date of acquisition, resulting in a charge to the Company's results of operations of $28.3 million as follows (in thousands):

Write downs of oil and gas properties.......................  $ 43,497
Deferred income tax benefit.................................   (15,224)
                                                              --------
                                                              $ 28,273
                                                              ========

                          NATIONAL ENERGY GROUP, INC.

2. ACQUISITIONS -- (CONTINUED)
     In connection with the Merger, on August 29, 1996, the Company entered into a new credit facility. See Note 3. On August 29, 1996, the Company also closed the sale of 100,000 shares of its Convertible Preferred Stock, Series D, $1.00 par value per share, the sale of 50,000 shares of its Convertible Preferred Stock, Series E, $1.00 par value per share, and warrants to purchase 1,050,000 shares of Common Stock.

     In September 1996, the Company acquired an approximate 87.5% working interest in two wells and certain proved undeveloped reserves in the South Lake Boeuf Field, La Fourche Parish, Louisiana (the "Lake Boeuf Acquisition") for approximately $7.2 million, consisting of $1.5 million in cash and 1,758,460 shares of Common Stock.

     The following pro forma data presents the results of the Company for the nine months ended September 30, 1996, as if the acquisition of NEG-OK, the Lake Boeuf Acquisition and the issuance of the Convertible Preferred Stock, Series D and Series E, had occurred on January 1, 1996. The pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisition been consummated as presented. The following data reflect pro forma adjustments for oil and gas revenues, production costs, depreciation, and depletion related to the properties acquired, interest on borrowed funds, and the related income tax effects (in thousands, except per share amounts):

                                                                  PRO FORMA
                                                                 NINE MONTHS
                                                                    ENDED
                                                              SEPTEMBER 30, 1996
                                                              ------------------
                                                                 (UNAUDITED)
Total revenues..............................................       $27,107
                                                                   =======
Net income..................................................       $ 2,217
                                                                   =======
Net income per share........................................       $  0.03
                                                                   =======

     In October 1996, the Company acquired certain leasehold interests located in the East Bayou Sorrel Field, Iberville Parish, Louisiana, from W&T Offshore, Inc. (the "W&T Acquisition"). The consideration paid by the Company consisted of $3.3 million in cash. In November 1996, the Company completed the acquisition of oil and natural gas properties and related facilities located in the Bayou Sorrel Field, Iberville Parish, Louisiana (the "Bayou Sorrel Acquisition"). The consideration paid by the Company consisted of $9.0 million cash, 477,612 shares of the Company's Common Stock and conveyance of 3% overriding royalty interest in the property acquired, limited to production below 11,000 feet. In December 1996, the Company acquired certain additional oil and natural gas properties located in the East Bayou Sorrel Field, Iberville Parish, Louisiana (the "MCNIC Acquisition"). The consideration paid by the Company consisted of $7.0 million in cash. The Company increased its 17% working interest in the East Bayou Sorrel Field to 60% working interest, as a result of the W & T Acquisition and MCNIC Acquisition. The Company funded the cash portion of these acquisitions from available cash. These acquisitions consisted principally of proved developed nonproducing and unproved properties and, accordingly, did not have a significant impact on the Company's results of operations for 1996.

     In January 1997, the Company acquired, for $4.0 million in cash, John Hancock Mutual Life Insurance Company's limited partnership interests in certain limited partnerships in which the Company was the general partner. The limited partnerships owned working interests the Anadarko and Arkoma Basin areas of Oklahoma and the Giddings area of Texas.

                          NATIONAL ENERGY GROUP, INC.

3. CREDIT FACILITIES

     The Company has a revolving credit agreement with a group of banks which, as amended, (the "Revised Credit Facility") provides for a borrowing base of $40.0 million. The borrowing base will be redetermined at least semiannually and may require mandated monthly principal reductions by an amount determined by the Banks from time to time. The principal is due at maturity, August 29, 2000. Interest is payable monthly and is calculated at the BankOne base rate, as determined from time to time by BankOne (which increases by .25% if the outstanding loan balance is greater than 75% of the borrowing base). The Company may elect to calculate interest under the EuroDollar Rate, as defined in the Credit Facility. The EuroDollar Rate increases by (i) 2.25% if the outstanding loan balance is greater than 75% of the borrowing base, (ii) 2.0% if the outstanding loan balance is greater than 50% but less than 75% of the borrowing base or (iii) 1.75% if the outstanding loan amount is less than 50% of the borrowing base. At September 30, 1997, the Company had no indebtedness under the Revised Credit Facility.

     The Company paid a facility fee equal to 3/4% of the initial borrowing base under the Revised Credit Facility and is required to pay a commitment fee on the unused portion of the borrowing base equal to 1% per annum.

     The Company has granted to the Banks liens on substantially all of the Company's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and natural gas properties. The Revised Credit Facility requires, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

     The Revised Credit Facility includes other covenants prohibiting cash dividends, distributions, loans, or advances to third parties, except that cash dividends on preferred stock will be allowed so long as no event of default exists or would exist as a result of the payment thereof. In addition, if the Company is required to purchase or redeem any portion of the Notes (as hereinafter defined), or if any portion of the Notes become due, the borrowing base is subject to reduction. At September 30, 1997, the Company was not in violation of any covenants of the Revised Credit Facility.

4. 10 3/4% SENIOR NOTES DUE 2006

     On November 1, 1996, the Company closed the offering of, and issued $100 million aggregate principal amount of unregistered 10 3/4% Senior Notes due 2006 (the "Series A Notes"). The net proceeds of the Series A Notes of approximately $96.1 million were used to repay approximately $62.0 million of borrowings under the predecessor to the Revised Credit Facility and to increase the Company's working capital. In 1997, the Series A Notes were exchanged for the registered 10 3/4% Senior Notes due 2006 (the "Series B Notes") which are substantially identical to the Series A Notes. Collectively, the Series A Notes and Series B Notes are referred to as the "Series A/B Notes." On August 21, 1997, the Company closed the offering of $65.0 million aggregate principal amount of its unregistered 10 3/4% Senior Notes (the "Series C Notes"). The net proceeds of the Series C Notes of approximately $64.8 million were used to repay approximately $23.0 million of borrowings under the Revised Credit Facility and to increase the Company's working capital. In November 1997, the Company commenced an exchange offer (the "Exchange Offer") of the Series A/B Notes and the Series C Notes for registered 10 3/4% Senior Notes due 2006 (the "Series D Notes"). The Series D Notes are substantially identical to the Series A/B Notes and the Series C Notes. Collectively, the Series A/B Notes, the Series C Notes and the Series D Notes are referred to as the "Notes." The Notes bear interest at 10 3/4% per annum, payable semi-annually on May 1 and November 1. The Notes mature November 1, 2006, but may be redeemed after November 1, 2001, at the Company's option. The Indentures governing the Notes contain certain covenants, including, but not limited to covenants restricting the Company's and its Restricted Subsidiaries' (as defined), ability to incur additional indebtedness.

                          NATIONAL ENERGY GROUP, INC.

5. PREFERRED STOCK

     In October 1997, 13,813 shares of Series B Preferred Stock, 17,000 shares of Series C Preferred Stock and 38,000 shares of Series E Preferred Stock were converted into approximately 3.4 million shares of Common Stock.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THIS PROSPECTUS RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREIN OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   12
Disclosure Regarding Foward-Looking
  Statements..........................   19
Use of Proceeds.......................   21
Price Range of the Common Stock and
  Dividends...........................   21
Capitalization........................   22
Selected Historical Financial and
  Operating Data......................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business and Properties...............   35
Management............................   51
Security Ownership of Certain
  Beneficial Owners and Management....   55
Certain Transactions..................   59
Description of the Series F Preferred
  Stock...............................   60
Description of Depositary Shares......   66
Description of Capital Stock..........   70
Description of Certain Indebtedness...   73
Certain United States Federal Income
  Tax Consequences....................   75
Underwriting..........................   79
Legal Matters.........................   80
Experts...............................   80
Available Information.................   81
Incorporation of Certain Information
  by Reference........................   81
Glossary..............................   83
Financial Statements..................  F-1

======================================================
======================================================

                          2,000,000 DEPOSITARY SHARES

                                     [LOGO]

                          NATIONAL ENERGY GROUP, INC.

                             DEPOSITARY SHARES EACH
                                 REPRESENTING A
ONE-TENTH INTEREST IN ONE SHARE OF       % CONVERTIBLE PREFERRED STOCK, SERIES F
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                        RAYMOND JAMES & ASSOCIATES, INC.

                           FORUM CAPITAL MARKETS L.P.

                                                , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses in connection with the issuance and distribution of the Depositary Shares and the Series F Preferred Stock being registered, other than underwriting discounts and commissions. All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates, except the Commission registration fees, the Nasdaq Stock Market filing fee and the NASD filing fee.

Commission registration fees................................  $34,849
Nasdaq Stock Market filing fee..............................   17,500
NASD filing fee.............................................   12,000
Engineering fees and expenses...............................        *
Accounting fees and expenses................................        *
Depositary fees and expenses................................        *
Legal fees and expenses.....................................        *
Blue sky fees and expenses..................................    5,000
Printing expenses...........................................        *
Transfer agent and custodian fees and expenses..............        *
Miscellaneous expenses......................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------

* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As authorized by Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), each director and officer of the Company may be indemnified by the Company against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. In each case, such indemnity shall be to the fullest extent authorized by the Delaware Corporation Law, as amended, to the extent such amendment permits the Company to provide broader indemnification rights. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

     Article Eighth of the Certificate of Incorporation of the Company provides that no Director of the Company shall be personally liable to the Company or its Stockholders for monetary damages for any breach of fiduciary duty as a Director except for liability: (1) for any breach of duty of loyalty to the Company or its Stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware Corporation Law, or (4) for any transaction from which the Director derived an improper personal benefit. In addition, Article Ninth of the Certificate of Incorporation and Section 7.4 of the Bylaws of the Company require the Company to indemnify to the fullest extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer, employee or agent of the Company or serves or served at the request of the Company any other enterprise as a director, officer, employee or agent.

     The Company has agreed to indemnify the officers and directors of the Company against any and all damages to which such indemnified individuals may become subject, pursuant to any securities, corporate or other laws, which damages arise in connection with this Registration Statement or any amendment thereto, or from the inaccuracy or omission of any information in connection with this Registration Statement. In the event that the foregoing indemnity is unavailable or insufficient, then the indemnifying party shall contribute to amounts paid or payable by the indemnified party in respect to the damages of the indemnified party in such proportion as is appropriate to reflect the relative fault of the indemnified and indemnifying parties.

ITEM 16. EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1*           -- Form of Underwriting Agreement.
          4.1*           -- Form of Certificate of Designations of Series F
                            Convertible Preferred Stock.
          4.2**          -- Form of Certificate of Series F Preferred Stock.
          4.3            -- Form of Certificate for Common Stock -- (incorporated by reference to Exhibit 4.5 to the Registrant's Current
                            Report on Form 8-K/A No. 1, dated August 29, 1996).
          4.4*           -- Form of Deposit Agreement.
          4.5**          -- Form of Depositary Receipt.
          5.1**          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         12.1*           -- Statement regarding Computation of Ratio of Earnings to
                            Combined Fixed Charges and Preferred Stock Dividends.
         23.1*           -- Consent of Ernst & Young LLP, independent auditors.
         23.2*           -- Consent of Coopers & Lybrand LLP, independent
                            accountants.
         23.3*           -- Consent of Netherland, Sewell & Associates, Inc.,
                            independent petroleum engineers.
         23.4*           -- Consent of Roebuck Associates, Inc., independent
                            petroleum engineers.
         23.5**          -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 5.1).
         24.1*           -- Powers of Attorney (included in signature pages to this
                            Registration Statement).

---------------

 * Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to provisions described in Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Sec-tion 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 24, 1997.

                                            NATIONAL ENERGY GROUP, INC.

                                            By:     /s/ MILES D. BENDER
                                              ----------------------------------
                                                       Miles D. Bender
                                                President and Chief Executive
                                                            Officer

November 24, 1997

                        POWER OF ATTORNEY AND SIGNATURES

     The undersigned directors and officers of National Energy Group, Inc. hereby constitute and appoint Miles D. Bender and Melissa H. Rutledge and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto and other documents in connection therewith with the Commission and hereby ratify and confirm all that such attorneys-in-fact, or either of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                 /s/ MILES D. BENDER                   President, Chief Executive    November 24, 1997
-----------------------------------------------------    Officer and Director
                   Miles D. Bender

               /s/ MELISSA H. RUTLEDGE                 Chief Financial Officer,      November 24, 1997
-----------------------------------------------------    Controller and Chief
                 Melissa H. Rutledge                     Accounting Officer

              /s/ GEORGE B. MCCULLOUGH                 Chairman of the Board and     November 21, 1997
-----------------------------------------------------    Director
                George B. McCullough

                /s/ NORMAN C. MILLER                   Chairman, Executive           November 21, 1997
-----------------------------------------------------    Committee and Director
                  Norman C. Miller                       Director

                 /s/ ROBERT H. KITE                    Director                      November 21, 1997
-----------------------------------------------------
                   Robert H. Kite

                                                       Director                      November   , 1997
-----------------------------------------------------
                 George M. McDonald

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                /s/ ROBERT V. SINNOTT                  Director                      November 24, 1997
-----------------------------------------------------
                  Robert V. Sinnott

                /s/ ELWOOD W. SCHAFER                  Director                      November 20, 1997
-----------------------------------------------------
                  Elwood W. Schafer

                                                       Director                      November   , 1997
-----------------------------------------------------
                  Bob G. Alexander

                  /s/ JIM L. DAVID                     Director                      November 24, 1997
-----------------------------------------------------
                    Jim L. David

               /s/ ROBERT J. MITCHELL                  Director                      November 24, 1997
-----------------------------------------------------
                 Robert J. Mitchell

                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------

          1.1*           -- Form of Underwriting Agreement.

          4.1*           -- Form of Certificate of Designations of Series F
                            Convertible Preferred Stock.

          4.2**          -- Form of Certificate of Series F Preferred Stock.

          4.3            -- Form of Certificate for Common Stock -- (incorporated by reference to Exhibit 4.5 to the Registrant's Current
                            Report on Form 8-K/A No. 1, dated August 29, 1996).

          4.4*           -- Form of Deposit Agreement.

          4.5**          -- Form of Depositary Receipt.

          5.1**          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

         12.1*           -- Statement regarding Computation of Ratio of Earnings to
                            Combined Fixed Charges and Preferred Stock Dividends.

         23.1*           -- Consent of Ernst & Young LLP, independent auditors.

         23.2*           -- Consent of Coopers & Lybrand LLP, independent
                            accountants.

         23.3*           -- Consent of Netherland, Sewell & Associates, Inc.,
                            independent petroleum engineers.

         23.4*           -- Consent of Roebuck Associates, Inc., independent
                            petroleum engineers.

         23.5**          -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 5.1).

         24.1*           -- Powers of Attorney (included in signature pages to this
                            Registration Statement).

---------------

 * Filed herewith.

** To be filed by amendment.